UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month March 2012

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .                .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated March 1, 2012.	2

Grifols, S.A.

Consolidated Annual Accounts
31 December 2011

Consolidated Directors’ Report
2011

(With Consolidated Auditors’ Report Thereon)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.)

Auditors’ Report on the Consolidated Annual Accounts

(Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.)

To the Shareholders of Grifols, S.A.

We have audited the consolidated annual accounts of Grifols, S.A. (the “Company”) and subsidiaries (“the Group”), which comprise the consolidated balance sheet at 31 December 2011, the consolidated statements of income, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, the consolidated statement of cash flows for the year then ended and the notes thereto. As specified in note 2 to the accompanying consolidated annual accounts, the Company’s directors are responsible for the preparation of the consolidated annual accounts in accordance with International Financial Reporting Standards as adopted by the European Union, and other provisions of the financial information reporting framework applicable to the Group. Our responsibility is to express an opinion on the consolidated annual accounts taken as a whole, based on our audit, which was conducted in accordance with prevailing legislation regulating the audit of accounts in Spain, which requires examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated annual accounts and evaluating whether their overall presentation, the accounting principles and criteria used and the accounting estimates made comply with the applicable legislation governing financial information.

In our opinion, the accompanying consolidated annual accounts for 2011 present fairly, in all material respects, the consolidated equity and consolidated financial position of Grifols, S.A. and subsidiaries at 31 December 2011 and the consolidated results of their operations and consolidated cash flows for the year then ended, in accordance with International Financial Reporting Standards as adopted by the European Union, and other provisions of the applicable financial information reporting framework.

The accompanying consolidated directors’ report for 2011 contains such explanations as the Directors of Grifols, S.A. consider relevant to the situation of the Group, the evolution of its business and other matters, and is not an integral part of the consolidated annual accounts. We have verified that the accounting information contained therein is consistent with that disclosed in the consolidated annual accounts for 2011. Our work as auditors is limited to the verification of the consolidated directors’ report within the scope described in this paragraph and does not include a review of information other than that obtained from the accounting records of Grifols, S.A. and subsidiaries.

KPMG Auditores, S.L.

(Signed on the original in Spanish)

Bernardo Rücker-Embden

23 February 2012

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Annual Accounts

31 December 2011 and 2010

CONTENTS

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

I

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Annual Accounts

31 December 2011 and 2010

CONTENTS

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(31)	Other Commitments with Third Parties and Other Contingent Liabilities	106
(32)	Financial Instruments	111
(33)	Balances and Transactions with Related Parties	120
(34)	Environment	122
(35)	Other Information	123
(36)	Subsequent Events	124

• Appendices

• Appendix I	Operating Segments	1
• Appendix II	Movement in Other Intangible Assets	1
• Appendix III	Movement in Property, Plant and Equipment	1
• Appendix IV	Non-current debt with financial institutions	1
• Appendix V	Members of the Board of Directors with positions in companies with identical, similar or complementary statutory activities	1

II

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

at 31 December 2011 and 2010

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Assets	31/12/11	31/12/10

Non-current assets
Intangible assets
Goodwill (note 7)	1,895,101	189,448
Other intangible assets (note 8)	1,008,307	78,299

Total intangible assets	2,903,408	267,747
Property, plant and equipment (note 9)	775,869	434,131
Investments in equity accounted investees (note 10)	1,001	598
Non-current financial assets (note 11)	12,401	7,535
Deferred tax assets (note 29)	185,824	34,889

Total non-current assets	3,878,503	744,900

Current assets
Inventories (note 12)	1,030,341	527,865
Trade and other receivables
Trade receivables	408,263	224,355
Other receivables	108,616	44,032
Current income tax assets	15,110	14,607

Trade and other receivables (note 13)	531,989	282,994
Other current financial assets (note 14)	16,904	12,946
Other current assets (note 15)	9,395	80,628
Cash and cash equivalents (note 16)	340,586	239,649

Total current assets	1,929,215	1,144,082

Total assets	5,807,718	1,888,982

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

at 31 December 2011 and 2010

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Equity and liabilities	31/12/11	31/12/10

Equity
Share capital	117,882	106,532
Share premium	890,355	121,802
Reserves
Accumulated gains	518,775	350,543
Other reserves	49,499	53,061

Total reserves	568,274	403,604
Treasury shares	(1,927)	(1,927)
Profit for the year attributable to the Parent	50,307	115,513

Total equity	1,624,891	745,524
Cash flow hedges	(21,184)	(1,751)
Translation differences	58,800	(50,733)

Other comprehensive income	37,616	(52,484)
Equity attributable to the Parent (note 17)	1,662,507	693,040
Minority interest (note 19)	2,487	14,350

Total equity	1,664,994	707,390

Liabilities
Non-current liabilities
Grants (note 20)	1,366	2,088
Provisions (note 21)	11,052	1,378
Non-current financial liabilities
Loans and borrowings, bonds and other marketable securities	2,809,225	665,385
Other financial liabilities	136,563	10,474

Total non-current financial liabilities (note 22)	2,945,788	675,859
Deferred tax liabilities (note 29)	538,441	79,141

Total non-current liabilities	3,496,647	758,466
Current liabilities
Provisions (note 21)	81,112	4,365
Current financial liabilities
Loans and borrowings, bonds and other marketable securities	147,789	191,635
Other financial liabilities	14,507	18,236

Total current financial liabilities (note 22)	162,296	209,871
Debts with associates (note 33)	2,435	1,162
Trade and other payables
Suppliers	280,722	160,678
Other payables	27,335	11,928
Current income tax liabilities	4,691	4,172

Total trade and other payables (note 23)	312,748	176,778
Other current liabilities (note 24)	87,486	30,950

Total current liabilities	646,077	423,126

Total liabilities	4,142,724	1,181,592

Total equity and liabilities	5,807,718	1,888,982

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Income Statements

for the years ended 31 December 2011 and 2010

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Profit and loss	31/12/11	31/12/10

Revenues (note 25)	1,795,613	990,730
Changes in inventories of finished goods and work in progress (note 12)	(35,150)	45,749
Self-constructed non-current assets (notes 8 and 9)	34,548	33,513
Supplies (note 12)	(431,552)	(304,818)
Other operating income (note 27)	2,193	1,196
Personnel expenses (note 26)	(488,641)	(289,008)
Other operating expenses (note 27)	(428,510)	(205,260)
Amortisation and depreciation (notes 8 and 9)	(90,639)	(45,776)
Transaction costs of Talecris business combination (note 3(a))	(44,352)	(16,999)
Non-financial and other capital grants (note 20)	1,304	728
Impairment and gains/(losses) on disposal of fixed assets (notes 7, 8 and 9)	(35,953)	(372)

Results from operating activities	278,861	209,683

Finance income	5,761	4,526
Finance expenses	(200,562)	(49,660)
Change in fair value of financial instruments (note 32)	1,279	(7,593)
Impairment of gains/(losses) on disposal of financial instruments	(805)	91
Exchange gains/(losses)	(3,447)	1,616

Finance income and expense (note 28)	(197,774)	(51,020)

Share of profit of equity accounted investees (note 10)	(1,064)	(879)

Profit before income tax from continuing operations	80,023	157,784

Income tax expense (note 29)	(29,795)	(42,517)

Profit after income tax from continuing operations	50,228	115,267

Consolidated profit for the year	50,228	115,267

Profit attributable to equity holders of the Parent	50,307	115,513
Profit attributable to minority interest (note 19)	(79)	(246)

Basic earnings per share (Euros) (note 18)	0.19	0.54

Diluted earnings per share (Euros) (note 18)	0.19	0.54

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

for the years ended 31 December 2011 and 2010

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	31/12/11	31/12/10

Consolidated profit for the year	50,228	115,267

Income and expenses generated during the year

Cash flow hedges (note 17 (g))	(21,184)	0
Cash flow hedges	(33,871)	0
Tax effect	12,687	0

Translation differences	109,607	42,225

Income and expenses generated during the year	88,423	42,225

Income and expense recognised in the income statement:

Cash flow hedges (note 22 (a.1.2))	1,751	197
Cash flow hedges	2,870	324
Tax effect	(1,119)	(127)

Income and expense recognised in the income statement:	1,751	197

Total comprehensive income for the year	140,402	157,689

Total comprehensive income attributable to the Parent	140,407	155,230

Total comprehensive income attributable to minority interests	(5)	2,459

Total comprehensive income for the year	140,402	157,689

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Statements of Cash Flows

for the years ended 31 December 2011 and 2010

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	31/12/11	31/12/10

Cash flows from/(used in) operating activities

Profit before tax	80,023	157,784
Adjustments for:	313,915	92,351
Amortisation and depreciation (notes 8 and 9)	90,639	45,776
Other adjustments:	223,276	46,575
(Profit) /losses on equity accounted investments (note 10)	1,064	879
Exchange differences	3,447	(1,616)
Impairment of assets and net provision charges	23,806	913
(Profit) / losses on disposal of fixed assets	19,366	(276)
Government grants taken to income (note 20)	(1,304)	(728)
Finance expense / income	180,567	47,442
Other adjustments	(3,670)	(39)
Change in operating assets and liabilities	(51,279)	(78,767)
Change in inventories	6,909	(18,306)
Change in trade and other receivables	(54,142)	(23,546)
Change in current financial assets and other current assets	9,321	(73,022)
Change in current trade and other payables	(13,367)	36,107
Other cash flows used in operating activities	(122,431)	(67,116)
Interest paid	(139,883)	(40,129)
Interest recovered	3,582	5,436
Income tax paid	13,870	(32,423)

Net cash from operating activities	220,228	104,252

Cash flows from/(used in) investing activities

Payments for investments	(1,784,464)	(108,588)
Group companies and business units (note 3)	(1,624,869)	(1,474)
Property, plant and equipment and intangible assets	(159,899)	(103,402)
Property, plant and equipment	(137,200)	(86,800)
Intangible assets	(22,699)	(16,602)
Other financial assets	304	(3,712)
Proceeds from the sale of investments	165,738	4,532
Property, plant and equipment	160,266	3,911
Associates (note 2 ( c))	5,472	621

Net cash used in investing activities	(1,618,726)	(104,056)

Cash flows from/(used in) financing activities

Proceeds from and payments for equity instruments	(2,830)	(1,250)
Issue	(2,830)	0
Payments for treasury shares (note 17 ( e))	0	(1,250)
Proceeds from and payments for financial liability instruments	1,762,550	(1,066)
Issue	2,994,741	118,238
Redemption and repayment	(1,232,191)	(119,304)
Dividends and interest on other equity instruments paid	0	(27,282)
Other cash flows from financing activities	(284,748)	323
Transaction costs of financial instruments issued in the acquisition of Talecris	(285,088)	0
Other amounts received from financing activities	340	323

Net cash from/(used in) financing activities	1,474,972	(29,275)
Effect of exchange rate fluctuations on cash	24,463	19,356
Net increase in cash and cash equivalents	100,937	(9,723)
Cash and cash equivalents at beginning of the year	239,649	249,372
Cash and cash equivalents at end of year	340,586	239,649

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Statement of Changes in Consolidated Equity

for the years ended 31 December 2011 and 2010

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Attributable to equity holders of the Parent
							Other comprehensive income
	Share capital	Share premium	Reserves	Profit attributable to Parent	Interim dividend	Treasury Shares	Translation differences	Cash flow hedges	Equity attributable to Parent	Minority interests	Equity
Balances at 31 December 2009	106,532	121,802	314,903	147,972	(31,960)	(677)	(90,253)	(1,948)	566,371	12,157	578,528

Translation differences	—	—	—	—	—	—	39,520	—	39,520	2,705	42,225
Cash flow hedges	—	—	—	—	—	—	—	197	197	—	197

Other comprehensive income for the year	0	0	0	0	0	0	39,520	197	39,717	2,705	42,422
Profit/(loss) for the year	—	—	—	115,513	—	—	—	—	115,513	(246)	115,267

Total comprehensive income for the year	0	0	0	115,513	0	0	39,520	197	155,230	2,459	157,689

Operations with treasury shares	—	—	—	—	—	(1,250)	—	—	(1,250)	—	(1,250)
Other changes	—	—	(82)	—	—	—	—	—	(82)	(213)	(295)
Distribution of 2009 profit
Reserves	—	—	88,783	(88,783)	—	—	—	—	0	—	0
Dividends	—	—	—	(27,229)	—	—	—	—	(27,229)	(53)	(27,282)
Interim dividend	—	—	—	(31,960)	31,960	—	—	—	0	—	0

Operations with equity holders or owners	0	0	88,701	(147,972)	31,960	(1,250)	0	0	(28,561)	(266)	(28,827)

Balance at 31 December 2010	106,532	121,802	403,604	115,513	0	(1,927)	(50,733)	(1,751)	693,040	14,350	707,390

Translation differences	—	—	—	—	—	—	109,533	—	109,533	74	109,607
Cash flow hedges	—	—	—	—	—	—	—	(19,433)	(19,433)	—	(19,433)

Other comprehensive income for the year	0	0	0	0	0	0	109,533	(19,433)	90,100	74	90,174
Profit/(loss) for the year	—	—	—	50,307	—	—	—	—	50,307	(79)	50,228

Total comprehensive income for the year	0	0	0	50,307	0	0	109,533	(19,433)	140,407	(5)	140,402

Capital increase June 2011 (note 17 (a))	8,382	768,553	(2,514)	—	—	—	—	—	774,421	—	774,421
Capital increase December 2011 (note 17 (a))	2,968		(3,325)	—	—	—	—	—	(357)	—	(357)
Other movements (note 17)	—	—	52,828	—	—	—	—	—	52,828	(213)	52,615
Acquisition of Non-controlling interest (note 3)	—	—	2,168	—	—	—	—	—	2,168	(11,645)	(9,477)
Distribution of 2010 profit
Reserves	—	—	115,513	(115,513)	—	—	—	—	0	—	0

Operations with equity holders or owners	11,350	768,553	164,670	(115,513)	0	0	0	0	829,060	(11,858)	817,202

Balance at 31 December 2011	117,882	890,355	568,274	50,307	0	(1,927)	58,800	(21,184)	1,662,507	2,487	1,664,994

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(1)	Nature, Principal Activities and Subsidiaries

(a)	Grifols, S.A.

Grifols, S.A. (hereinafter the Company) was incorporated with limited liability under Spanish law on 22 June 1987. Its registered and tax offices are in Barcelona. The Company’s statutory activity consists of providing corporate and business administrative, management and control services, as well as investing in assets and property. The Company’s principal activity consists of rendering administrative, management and control services to its subsidiaries.

On 17 May 2006 the Company completed its flotation on the Spanish stock market which was conducted through the public offering of 71,000,000 ordinary shares of Euros 0.50 par value each and a share premium of Euros 3.90 per share. The total capital increase (including the share premium) amounted to Euros 312.4 million, equivalent to a price of Euros 4.40 per share.

The Company’s shares were floated on the Spanish stock exchange IBEX-35 index on 2 January 2008.

At the extraordinary general shareholders’ meetings held on 25 January 2011 and 2 December 2011, the shareholders of Grifols agreed to increase share capital by issuing 83,811,688 new shares without voting rights (Class B shares) to complete the acquisition of Talecris Biotherapeutics Holdings Corp. (see note 3) and 29,687,658 new shares without voting rights to remunerate the shareholders (see note 17).

All of the Company’s shares are listed on the Barcelona, Madrid, Valencia and Bilbao stock exchanges and on the electronic stock market. On 2 June 2011, Class B shares with no voting rights were listed on the NASDAQ (USA) and on the Spanish Automated Quotation System (SIBE/Continuous Market) (see note 17).

In November 2011 the Company registered its High Yield Senior Unsecured Notes at the Securities Exchange Commission (SEC) (see note 22).

Grifols, S.A. is the parent company of the subsidiaries listed in section 1(b) of this note to the consolidated annual accounts.

Grifols, S.A. and subsidiaries (hereinafter the Group) act on an integrated basis and under common management and their principal activity is the procurement, manufacture, preparation and sale of therapeutic products, especially haemoderivatives.

The main factory locations of the Group’s Spanish companies are in Barcelona, Parets del Vallès (Barcelona) and Torres de Cotilla (Murcia), while the US companies are located in Los Angeles, (California, USA), Clayton (North Carolina, USA) and Melville (New York, USA).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b)	Subsidiaries

The Group companies are grouped into three areas: industrial, commercial and services.

•	Industrial area

The following companies are included:

Diagnostic Grifols, S.A. which has registered offices in Parets del Vallès (Barcelona), Spain and was incorporated into the Group on 24 March 1987, and is engaged in the development and manufacture of diagnostic equipment, instrumentation and reagents.

Instituto Grifols, S.A. which has registered offices in Parets del Vallès (Barcelona), Spain, and was incorporated into the Group on 21 September 1987, carries out its activities in the area of bioscience and is engaged in plasma fractioning and the manufacture of haemoderivative pharmaceutical products.

Laboratorios Grifols, S.A., with registered offices in Parets del Vallès (Barcelona), Spain, was incorporated into the Group on 18 April 1989 and is engaged in the production of glass- and plastic-packaged parenteral solutions, parenteral and enteral nutrition products and blood extraction equipment and bags. Its production facilities are in Barcelona and Murcia.

Biomat, S.A. with registered offices in Parets del Vallès (Barcelona), Spain, was incorporated into the Group on 30 July 1991. It operates in the field of bioscience and basically engages in analysis and certification of the quality of plasma used by Instituto Grifols, S.A. It also provides transfusion centres with plasma virus inactivation services.

Grifols Engineering, S.A., with registered offices in Parets del Vallès (Barcelona), Spain, was incorporated into the Group on 14 December 2000 and is engaged in the design and development of the Group’s manufacturing installations and part of the equipment and machinery used at these premises. The company also renders engineering services to external companies.

Logister, S.A. was incorporated with limited liability under Spanish law on 22 June 1987 and its registered offices are at Polígono Levante, calle Can Guasch, s/n, 08150 Parets del Vallès, Barcelona. Its activity comprises the manufacture, sale and purchase, marketing and distribution of all types of computer products and materials. 99.985% of this company is solely-owned directly by Movaco, S.A.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Biomat USA, Inc., with registered offices at 2410 Lillyvale Avenue, Los Angeles, California, USA, was incorporated into the Group on 1 March 2002 and carries out its activities in the area of bioscience, procuring human plasma.

Grifols Biologicals, Inc., with registered offices in 5555 Valley Boulevard, Los Ángeles, California USA, was incorporated into the Group on 15 May 2003 and is exclusively engaged in plasma fractioning and the production of haemoderivatives.

PlasmaCare, Inc. with registered offices in Suite 300, 1128 Main Street, Cincinnati, Ohio USA, was incorporated into the Group on 3 February 2006 and carries out its activities in the area of bioscience, procuring human plasma.

Grifols Australia Pty Ltd. (formerly Lateral Grifols Pty Ltd.), with registered offices at Unit 5/80 Fairbank, Clayton South, Victoria 3149 (Australia), was incorporated into the Group on 3 March 2009. Its activity consists of the distribution of pharmaceutical products and the development and manufacture of reagents for diagnostics.

Medion Grifols Diagnostic AG, with registered offices at Bonnstrasse, 9, 3186 Düdingen, Switzerland, was incorporated into the Group on 3 March 2009. The Company’s statutory activity consists of development and production in the biotechnology and diagnostic sectors.

Grifols Therapeutics, Inc. (formerly Talecris Biotherapeutics Inc.) with registered offices at 4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, NC 27709 USA, was incorporated into the Group on 2 June 2011. The Company’s statutory activity consists of plasma fractioning and the production of haemoderivatives.

Talecris Plasma Resources, Inc. with registered offices at 4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, NC 27709 USA, was incorporated into the Group on 2 June 2011. The Company’s statutory activity consists of human plasma collection.

•	Commercial area

The companies responsible for the marketing and distribution of, mainly, products manufactured by the industrial area companies are all grouped in the commercial area.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movaco, S.A. was incorporated with limited liability under Spanish law on 21 September 1987 and its registered offices are at Polígono Levante, calle Can Guasch, s/n, 08150 Parets del Vallès, Barcelona. Its principal activity is the distribution and sale of reagents, chemical products and other pharmaceutical specialities, and of medical-surgical materials, equipment and instruments for use in laboratories and healthcare centres.

Grifols International, S.A., with registered offices in Polígono Levante, calle Can Guasch, s/n, 08150 Parets del Vallès, Barcelona, Spain, was incorporated into the Group on 4 June 1997. This company directs and coordinates the marketing, sales and logistics for all the Group’s commercial subsidiaries. Products are marketed through subsidiaries operating in different countries. These subsidiaries, their registered offices and date of incorporation into the Group, are listed below.

Grifols Portugal Productos Farmacéuticos e Hospitalares, Lda., was incorporated with limited liability under Portuguese law on 10 August 1988. Its registered offices are at Rua de Sao Sebastiao, 2, Zona Industrial Cabra Figa, 2635-448 – Rio de Mouro Portugal, and it imports, exports and markets pharmaceutical and hospital equipment and products particularly Grifols products.

Grifols Chile, S.A. was incorporated under limited liability in Chile on 2 July 1990. Its registered offices are at calle Avda. Americo Vespucio 2242, Comuna de Conchali, Santiago de Chile (Chile). Its statutory activity comprises the development of pharmaceutical businesses, which can involve the import, production, marketing and export of related products.

Grifols Argentina, S.A. was incorporated with limited liability in Argentina on 1 November 1991 and its registered offices are at Bartolomé Mitre 3690/3790, 1605 Munro - Partido de Vicente Lopez, Buenos Aires (Argentina). Its statutory activity consists of clinical and biological research, the preparation of reagents and therapeutic and diet products, the manufacture of other pharmaceutical specialities and the marketing thereof.

Grifols s.r.o. was incorporated with limited liability under Czech Republic law on 15 December 1992. Its registered offices are at Zitná 2, Praga (Czech Republic) and its statutory activity consists of the purchase, sale and distribution of chemical-pharmaceutical products, including human plasma.

Logistica Grifols, S.A. de C.V was incorporated with limited liability under Mexican law on 9 January 1970, with registered offices at calle Eugenio Cuzin nº 909-913, Parque Industrial Belenes Norte, 45150 Zapopán, Jalisco (Mexico). Its statutory activity comprises the manufacture and marketing of pharmaceutical products for human and veterinary use. On 6 May 2008 Grifols Mexico S.A. de C.V. was spun off into two companies and its name was changed to Logística Grifols S.A. de C.V.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Grifols México, S.A. de C.V. was incorporated with limited liability under Mexican law on 6 May 2008, as a result of the spin-off of the former company Grifols Mexico S.A. de C.V. Its registered offices are at calle Eugenio Cuzin nº 909-913, Parque Industrial Belenes Norte, 45150 Zapopán, Jalisco (Mexico). Its statutory activity comprises the production, manufacture, adaptation, conditioning, sale and purchase, commissioning, representation and consignment of all kinds of pharmaceutical products and the acquisition of machinery, equipment, raw materials, tools, assets and property for the aforementioned purposes.

Grifols USA, LLC was incorporated in the State of Florida (USA) on 19 April 1990. Its registered offices are at 2410 Lillyvale Avenue, Los Ángeles, California (USA) and its statutory activity is the distribution and marketing of company products.

Grifols Italia S.p.A. has its registered offices at Via Carducci 62 d, 56010 Ghezzano, Pisa (Italy) and its statutory activity comprises the purchase, sale and distribution of chemical-pharmaceutical products. 66.66% of this company was acquired on 9 June 1997 and the remaining 33.34% on 16 June 2000.

Grifols UK Ltd., the registered offices of which are at Byron House Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ (United Kingdom), is engaged in the distribution and sale of therapeutic and other pharmaceutical products, especially haemoderivatives. 66.66% of this company was acquired on 9 June 1997 and the remaining 33.34% on 16 June 2000.

Grifols Deutschland GmbH (formerly Talecris Biotherapeutics GmbH) with registered offices at Lyoner Strasse 15, 60528 Frankfurt am was incorporated into the Group on 2 June 2011. The Company’s statutory activity consists of obtaining the official permits and necessary approval for the production, marketing and distribution of products deriving from blood plasma. It also engages in the import, export, distribution and sale of reagents and chemical and pharmaceutical products, especially for laboratories and health centres and surgical medical material, apparatus and instruments. On 15 September 2011 this Company acquired Grifols Deutschland GmbH through a merger, with registered offices at Siemensstrasse 32, D-63225 Langen (Germany).

Grifols Brasil, Ltda. was incorporated with limited liability in Brazil on 4 May 1998. Its registered offices are at Rúa Umuarama, 263 - Vila Perneta, Pinhais-Paramá CEP 83325-000, Condominio Portal Da Serra (Brazil). Its statutory activity consists of the import and export, preparation, distribution and sale of pharmaceutical and chemical products for laboratory and hospital use, and medical-surgical equipment and instrumentation.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Grifols France, S.A.R.L. was incorporated with limited liability under French law on 4 November 1999, with registered offices at Arteparc, Bât. D, Route de la Côte d’Azur, 13590 – Meyreuil (France). Its statutory activity is the marketing of chemical and healthcare products.

Alpha Therapeutic Italia, S.p.A. was incorporated on 3 July 2000, with registered offices at Corso Di Porta Vittoria, 9, 20122, Milan (Italy), and engages in the distribution and sale of therapeutic products, especially haemoderivatives.

Grifols Asia Pacific Pte, Ltd was incorporated on 10 September 1986, with registered offices at 501 Orchard Road # nr.20-01, 238880 Wheelock Place, Singapore, and its activity consists of the distribution and sale of medical and pharmaceutical products.

Grifols Malaysia Sdn Bhd is partly owned (30%) by Grifols Asia Pacific Pte, Ltd. The registered offices of this company are in Suite 1107, Menara Amcorp, Amcorp Trade Center, No. 18, Jalan Persiaran Barat, 46050-Petaling Jaya, Selangor Darul Ehsan, Selangor (Malaysia) and it engages in the distribution and sale of pharmaceutical products.

Grifols (Thailand) Ltd was incorporated on 1 September 1995 and its registered offices are at 191 Silom Complex Building, 21st Floor, Silom Road, Silom, Bangrak, Bangkok-10500 (Bangkok). Its activity comprises the import, export and distribution of pharmaceutical products. 48% of this company is directly owned by Grifols Asia Pacific Pte., Ltd.

Grifols Polska Sp.z.o.o. was incorporated on 12 December 2003, with registered offices at UL. Nowogrodzka, 68, apt. 02-014, Warsaw, Poland, and engages in the distribution and sale of pharmaceutical, cosmetic and other products.

Australian Corporate Number 073 272 830 Pty Ltd. (formerly Lateral Grifols Diagnostics Pty Ltd.), with registered offices at Unit 5/80 Fairbank, Clayton South, Victoria 3149 (Australia) was incorporated into the Group on 3 March 2009. Its activity comprises the distribution of pharmaceutical products and reagents for diagnostics.

Medion Diagnostics GmbH with registered offices at Lochhamer Schlag 12 D-82166 Gräfelfing (Germany), was incorporated into the Group on 3 March 2009. The Company’s statutory activity consists of the distribution and sale of biotechnological and diagnostic products.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Grifols Nordic, AB (formerly Xepol, AB) with registered offices in Engelbrekts Kyrkogata 7B, SE 114 26 Stockhom, Sweden, was incorporated into the Group on 3 June 2010. Its activity consists of research and development, production and marketing, either directly or through subsidiaries, of pharmaceutical products, medical devices and any other asset deriving from the aforementioned activities.

Grifols Colombia, Ltda, with registered offices at Cra 7 71-52 TBP 9 Cundinamarca, Bogota, Colombia, was incorporated on 3 June 2010. Its activity consists of the sale, commercialisation and distribution of medicines, pharmaceutical (including but not limited to haemoderivatives) and hospital products, medical devices, biomedical equipment, laboratory instruments and reactives for diagnosis and/or sanitary software.

Grifols Canada, Ltd. (formerly Talecris Biotherapeutics, Ltd.) with registered offices at 5800 Explorer Drive, Suite 300, Mississauga, Ontario L4W 5K9, (Canada) was incorporated into the Group on 2 June 2011. The Company’s statutory activity consists of providing various services (marketing) to Grifols Therapeutics Inc.

•	Services area

The following companies are included in this area:

Grifols Inc. (formerly Talecris Biotherapeutics Holdings Corp) with registered offices at 2410 Lillyvale Avenue, Los Ángeles, California. (USA). Talecris Biotherapeutics Holdings Corp. was the holding company of the Talecris Group that was acquired in June 2011 (see note 3). This company acquired Grifols Inc. through a reverse merger and changed its name to the current one. Its principal activity is the acquisition, manufacture and sale of therapeutic products, especially haemoderivatives extracted by plasma fractioning through a network of donation centres owned by the Group in the USA.

Grifols Viajes, S.A., with registered offices in Avenida de la Generalitat 152, Sant Cugat del Vallès, Barcelona (Spain) was incorporated into the Group on 31 March 1995 and operates as a retail travel agency exclusively serving Group companies.

Squadron Reinsurance Ltd., with registered offices in The Third Floor, The Metropolitan Building, James Joyce Street, Dublin (Ireland) was incorporated into the Group on 25 April 2003 and engages in the reinsurance of Group companies’ insurance policies.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Arrahona Optimus, S.L., with registered offices in Avenida de la Generalitat 152, Sant Cugat del Vallès, Barcelona, Spain, was incorporated into the Group on 28 August 2008. The Company’s statutory activity is the development and construction of offices and business premises. During 2011 the Company sold its office complex located in the municipality of Sant Cugat del Vallès.

Gri-Cel, S.A., with registered offices at Avenida de la Generalitat 152, Sant Cugat del Vallès (Barcelona), was incorporated on 9 November 2009. The Company’s statutory activity consists of research and development in the field of regenerative medicine, awarding of research grants, subscription to collaboration agreements with entities and participation in projects in the area of regenerative medicine.

Saturn Australia Pty Ltd. with registered offices at Unit 5/80 Fairbank, Clayton South, Victoria 3169 (Australia), was incorporated to the Group on 3 March 2009. Its activity consists of holding shares and real estate investments.

Saturn Investments AG with registered offices at c/o Dr. Christoph Straub, Hanibuel 8, CH 6300 Zug (Switzerland) was incorporated into the Group on 3 March 2009. Its activity consists of the holding of shares.

Woolloomooloo Holdings Pty Ltd. with registered offices at Unit 5/80 Fairbank, Clayton South, Victoria 3169 (Australia), was incorporated into the Group on 3 March 2009. Its activity consists of holding shares.

Talecris Biotherapeutics Overseas Services, Corp. with registered offices at 4101 Research Commons, 79 T. W. Alexander Drive. Research Triangle Park, NC 27709 was incorporated into the Group on 2 June 2011. The Company’s statutory activity consists of providing support services for the sale of biotherapeutic products outside the USA and participating in any other activity for which the companies may be organised in accordance with the General Corporation Law of Delware.

(c)	Associates and others

Quest Internacional, Inc, 35% owned by Diagnostic Grifols, S.A., with registered offices in Miami, Florida (USA), engages in the manufacture and marketing of reagents and clinical analysis instruments. On 9 November 2010 the Group sold the interest it held in this company.

UTE Salas Blancas, 50% owned by Grifols Engineering, S.A. was incorporated in 2009. This joint venture (UTE) is domiciled at calle Mas Casanovas 46, Barcelona. Its statutory activity consists of the drafting of the project, execution of works and equipments of clean rooms and other facilities in the Banc de Sang i Teixits (blood and tissue bank) building.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Nanotherapix, S.L. was incorporated on 25 June 2009 and is 51% owned by Gri-Cel, S.A through a share capital increase carried out on 9 March 2010. This company is domiciled at Avenida Generalitat 152, San Cugat del Valles, Barcelona and its activity consists of the development, validation and production of the technology required to implement the use of genetic and cellular therapy for the treatment of human and animal pathologies.

(2)	Basis of Presentation

The consolidated annual accounts have been prepared on the basis of the accounting records of Grifols, S.A. and of the Group companies. The consolidated annual accounts for 2011 have been prepared under International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and other legislative provisions contained in the applicable legislation governing financial information to present fairly the consolidated equity and consolidated financial position of Grifols, S.A. and subsidiaries at 31 December 2011, as well as the consolidated results from their operations and consolidated cash flows for the year then ended.

The Group adopted EU-IFRS for the first time on 1 January 2004.

The directors of the Company consider that the consolidated annual accounts for 2011 prepared on 22 February 2012 will be approved with no changes.

(a)	Comparison of information

As explained in note 3, the Grifols Group acquired the Talecris Group, effective as from 2 June 2011. The information for the year ended 31 December 2011 therefore includes twelve months’ activity of the Grifols companies and seven months’ activity of the Talecris companies whilst the information for the year ended 31 December 2010 includes only twelve months’ activity of the Grifols companies.

Consequently, for presentation purposes, the Group has disclosed transaction costs relating to the acquisition of Talecris in the consolidated income statement for 2011 and 2010. Of the Euros 16,999 thousand classified as transaction costs for the acquisition of Talecris, at 31 December 2010 Euros 2,041 thousand was recognised under supplies and Euros 14,958 thousand under other operating expenses.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The consolidated annual accounts for 2011 present for comparative purposes for each individual caption in the consolidated balance sheet, consolidated income statement, consolidated statement of comprehensive income, consolidated statement of cash flows, consolidated statement of changes in equity and consolidated notes, comparative figures for the previous year, which have been obtained through consistent application of EU-IFRS.

(b)	Relevant accounting estimates, assumptions and judgements used when applying accounting principles

The preparation of the consolidated annual accounts in conformity with EU-IFRS requires management to make judgements, estimates and assumptions that affect the application of Group accounting policies. A summary of the items requiring a greater degree of judgement or complexity, or where the assumptions and estimates made are significant to the preparation of the consolidated annual accounts are as follows:

•	The assumptions used for calculation of the fair value of financial instruments (see note 4 (k)).

•	The assumptions used to test non-current assets and goodwill for impairment (see notes 4(i) and 7).

•	Useful lives of property, plant and equipment and intangible assets (see notes 4(g) and 4(h)).

•	Evaluation of the capitalisation of development costs (see note 4(h)).

•	Evaluation of provisions and contingencies (see note 4(r)).

•	Evaluation of the recoverability of receivables from public entities (see note 5 and 32).

•	Evaluation of the effectiveness of hedging derivatives (see note 17 (g)).

•	Evaluation of the nature of leases (operating or finance) (see note 4(j) and note 9).

•	Assumptions used to determine the fair value of assets, liabilities and contingent liabilities related to the Talecris business combination (see note 3).

•	Evaluation of the recoverability of tax credits (note 29)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(c)	Consolidation

The percentages of direct or indirect ownership of subsidiaries by the Company at 31 December 2011 and 2010, as well as the consolidation method used in each case for preparation of the accompanying consolidated annual accounts, are detailed below:

	31/12/11		31/12/10
	Percentage ownership		Percentage ownership
	Indirect	Direct	Indirect	Direct

Fully-consolidated companies

Laboratorios Grifols, S.A.	99.998	0.002	99.998	0.002
Instituto Grifols, S.A.	99.998	0.002	99.998	0.002
Movaco, S.A.	99.999	0.001	99.999	0.001
Grifols Portugal Productos Farmacéuticos e Hospitalares, Lda.	0.010	99.990	0.010	99.990
Diagnostic Grifols, S.A.	99.998	0.002	99.998	0.002
Logister, S.A.	—	100.000	—	100.000
Grifols Chile, S.A.	99.000	—	99.000	—
Biomat, S.A.	99.900	0.100	99.900	0.100
Grifols Argentina, S.A.	99.260	0.740	99.260	0.740
Grifols, s.r.o.	100.000	—	100.000	—
Logistica Grifols S.A de C.V	99.990	0.010	99.990	0.010
Grifols México, S.A. de C.V.	99.990	0.010	99.990	0.010
Grifols Viajes, S.A.	99.900	0.100	99.900	0.100
Grifols USA, LLC.	—	100.000	—	100.000
Grifols International, S.A.	99.900	0.100	99.900	0.100
Grifols Italia, S.p.A.	100.000	—	100.000	—
Grifols UK, Ltd.	100.000	—	100.000	—
Grifols Deutschland, GmbH (merged with Talecris Biotherapeutics GmbH)	100.000	—	100.000	—
Grifols Brasil, Ltda.	100.000	—	100.000	—
Grifols France, S.A.R.L.	99.000	1.000	99.000	1.000
Grifols Engineering, S.A.	99.950	0.050	99.950	0.050
Biomat USA, Inc.	—	100.000	—	100.000
Squadron Reinsurance Ltd.	100.000	—	100.000	—
Grifols Inc. (merged with Talecris Biotherapeutics Holdings Corp.)	100.000	—	100.000	—
Grifols Biologicals Inc.	—	100.000	—	100.000
Alpha Therapeutic Italia, S.p.A.	100.000	—	100.000	—
Grifols Asia Pacific Pte., Ltd.	100.000	—	100.000	—
Grifols Malaysia Sdn Bhd	—	30.000	—	30.000
Grifols (Thailand) Ltd.	—	48.000	—	48.000
Grifols Polska Sp.z.o.o.	100.000	—	100.000	—
Plasmacare, Inc.	—	100.000	—	100.000
Arrahona Optimus S.L.	99.995	0.005	99.995	0.005
Woolloomooloo Holdings Pty Ltd.	100.000	—	49.000	—
Grifols Australia Pty Ltd.	—	100.000	—	49.000
Australian Corporate Number 073 272 830 Pty Ltd	—	100.000	—	49.000

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	31/12/11		31/12/10
	Percentage ownership		Percentage ownership
	Indirect	Direct	Indirect	Direct

Saturn Australia Pty Ltd.	—	100.000	—	49.000
Saturn Investments AG	—	100.000	—	49.000
Medion Grifols Diagnostic AG	—	80.000	—	39.200
Medion Diagnostics GmbH	—	80.000	—	39.200
Gri-Cel, S.A.	0.001	99.999	0.001	99.999
Grifols Colombia, Ltda.	99.000	1.000	99.000	1.000
Grifols Nordic AB	100.000	—	100.000	—
Grifols Therapeutics, Inc	—	100.000	—	—
Talecris Plasma Resources, Inc	—	100.000	—	—
Grifols Canada, Ltd.	—	100.000	—	—
Talecris Biotherapeutics
Overseas Services Corp.	—	100.000	—	—

	31/12/11		31/12/10
	Percentage ownership		Percentage ownership
	Direct	Indirect	Direct	Indirect

Companies accounted for using the equity method

Nanotherapix, S.L.	—	51.000	—	51.000

Subsidiaries in which the Company directly or indirectly owns the majority of equity or voting rights have been fully consolidated. Associates in which the Company owns between 20% and 50% of share capital and has no power to govern the financial or operating policies of these companies have been accounted for under the equity method.

Although the Group holds 30% of the shares with voting rights of Grifols Malaysia Sdn Bhd, it controls the majority of the profit-sharing and voting rights of Grifols Malaysia Sdn Bhd through a contract with the other shareholder and a pledge on its shares.

Grifols (Thailand) Ltd. has two classes of shares and it grants the majority of voting rights to the class of shares held by the Group.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

On 9 March 2010 one of the Group companies acquired 51% of Nanotherapix, S.L., a technologically based company which engages in advisory services, training of researchers, design and development of technologies, services, know-how, molecules and products applied to biotechnology, biomedicine and pharmaceutical fields. The investment has been made through a share capital increase of Euros 1,474 thousand in 2010 and a financial contribution of Euros 1,472 thousand in 2011. Successive contributions will be made up to 2014. Due to the losses incurred by Nanotherapix, S.L., provision for part of the investment was recognised in 2010 and 2011. These contributions are dependent on certain shareholders of Nanotherapix, S.L. performing research advisory and management tasks for this company. The acquisition of Nanotherapix, S.L. has been treated as an equity-accounted joint venture, as the company’s strategic and operational decisions require shareholder approval and Grifols does not avail of the majority of the members of the board of directors.

On 2 June 2011, the Group acquired 100% of the share capital of the US company Talecris Biotherapeutics Holdings Corp. (hereinafter Talecris), which also specialises in the production of plasma-derived biological medicines, for a total of Euros 2,593 million (US Dollars 3,737 million) (see note 3(a)).

In August 2011, the Group acquired the remaining 51% of the share capital of the holding company of the Australian-Swiss group Lateral-Medion, of which it had acquired 49% of the share capital and 100% of the voting rights on 3 March 2009 (see note 3(b)).

(d)	Amendments to EU-IFRS in 2011

The following standards came into effect in 2011 and have therefore been taken into account when drawing up the consolidated annual accounts:

•	Amendment to IAS 32 Classification of Rights Issues. Effective for annual periods beginning on or after 1 February 2010.

•	IAS 24 Related Party Disclosures. Effective for annual periods beginning on or after 1 January 2011.

•	IFRIC 14 Prepayments of a Minimum Funding Requirement. Effective for annual periods beginning on or after 1 January 2011.

•	IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments. Effective for annual periods beginning on or after 1 July 2010.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•

IFRS 1 Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters. Effective for annual periods beginning on or after 1 July 2010. (EU: annual periods beginning on or after 30 June 2010).

•	Improvements to IFRSs issued in May 2010.

Standards that have been issued and are pending adoption by the European Union are as follows:

•	IAS 19 Employee Benefits. Effective for annual periods beginning on or after 1 January 2013.

•	Amendments to IAS 1 – Presentation of components of other comprehensive income. Effective for annual periods beginning on or after 1 July 2012.

•	IFRS 10 Consolidated Financial Statements. Effective for annual periods beginning on or after 1 January 2013.

•	IFRS 11 Joint Arrangements. Effective for annual periods beginning on or after 1 January 2013.

•	IFRS 12 Disclosure of Interests in Other Entities. Effective for annual periods beginning on or after 1 January 2013.

•	IFRS 13 Fair Value Measurement. Effective for annual periods beginning on or after 1 January 2013.

•	IAS 27 Consolidated and Separate Financial Statements. Effective for annual periods beginning on or after 1 January 2013.

•	IAS 28 Investments in Associates and Joint Ventures. Effective for annual periods beginning on or after 1 January 2013.

•	Amendments to IFRS 7 – Disclosures – Offsetting Financial Assets and Financial Liabilities. Effective for annual periods beginning on or after 1 July 2011.

•	Amendments to IAS 12 – Recovery of Underlying Assets. Effective for annual periods beginning on or after 1 January 2012.

•	Amendments to IFRS 1 – Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters. Effective for annual periods beginning on or after 1 July 2011. Pending adoption by the EU.

•	IFRS 9 Financial Instruments. Effective for annual periods beginning on or after 1 January 2015.

•	IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine. Effective for annual periods beginning on or after 1 January 2013.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•	IFRS 7 Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities. Effective for annual periods beginning on or after 1 January 2013.

•	IAS 32 Financial Instruments: Presentation: Amendments to Offsetting Financial Assets and Financial Liabilities. Effective for annual periods beginning on or after 1 January 2014.

At the date of issue of these consolidated annual accounts it is not expected that the standards or interpretations published by the International Accounting Standards Board (IASB), pending adoption by the European Union, will have a significant effect on the Group’s consolidated annual accounts.

The Group has not applied any of the standards or interpretations issued and adopted by the EU prior to their deadline. The Company’s directors do not expect that the entry into force of these modifications will have a significant effect on the consolidated annual accounts.

(3)	Business Combinations

(a)	Talecris Biotherapeutics Holdings Corp. and subsidiaries

On 2 June 2011 the Group acquired 100% of the share capital of the US company Talecris Biotherapeutics Holdings Corp. (hereinafter Talecris), which also specialises in the production of plasma-derived biological medicines, for a total of Euros 2,593 million (US Dollars 3,737 million).

The operation was performed through a combined offer of cash and new Grifols shares with no voting rights (hereinafter Class B shares) (see note 17).

The offer was made in relation to all Talecris shares and the price offered per share amounts to US Dollars 19 in cash (total of US Dollars 2,541 million) and 0.641 Class B shares in Grifols for each share in circulation of Talecris LLC. and the directors of Talecris and 0.6485 Grifols shares with no voting rights for each share in circulation of Talecris (total of US Dollars 1,196 million).

On 2 May 2011, the Group signed a Consent Agreement with the staff of the Bureau of Competition of the US Federal Trade Commission (FTC) to establish the terms of the agreement for the merger between the two companies.

In order to fulfil the terms of the Consent Agreement, the Group has signed agreements for the sale of assets and has entered into certain trade agreements for rentals and manufacture with the Italian company Kedrion for periods of up to seven years.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The agreements refer to the following areas:

•

Kedrion and Grifols enter into a manufacturing agreement to fractionate and purify Kedrion’s plasma to deliver IVIG and Albumin under Kedrion’s own brand name and Factor VIII under the trade name Koate, all of them for sale only in the US.

•

Grifols undertakes to sell its Melville fractionation facility to Kedrion. Grifols will manage the facility during a three-year period under a longterm lease agreement with Kedrion, renewable for an additional year on Grifol’s request.

•	Grifols transfers the technology and sales agreements for Koate (Factor VIII) in the USA to Kedrion. Grifols will produce this product for Kedrion during a seven-year period.

•

Grifols undertakes to sell to Kedrion two plasma collection centres; these sales were completed prior to 31 December 2011. In addition, Grifols undertakes to sell to Kedrion 200,000 litres of plasma at a fixed price.

•	Grifols authorises Kedrion to sell IVIG and Albumin produced by Grifols for Kedrion on the US market.

As required by the Consent Agreement, Grifols has implemented the terms contained therein within a ten-day period following the acquisition date.

At the date of preparation of these consolidated annual accounts, for the reasons mentioned later in this note, the Group does not have all the necessary information to determine the definitive fair value of intangible assets, liabilities and contingent liabilities acquired in the business combination.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of the aggregate business combination cost, the provisional fair value of the net assets acquired and provisional goodwill at the acquisition date (or the amount by which the business combination cost exceeds the fair value of the net assets acquired) are provided below. The values shown in the following table should be considered provisional.

	Thousands of Euros	Thousands of Dollars

Cost of the business combination (measurement of Class B shares)	829,799	1,195,574
Cash paid (US Dollars 19 per share)	1,763,601	2,540,997

Total cost of the business combination	2,593,400	3,736,571
Fair value of net assets acquired (provisional)	1,054,677	1,519,579

Goodwill (excess of cost of business combination over fair value of net assets acquired)	1,538,723	2,216,992

	(see note 7)

Cash paid	1,763,601	2,540,996
Cash and cash equivalents of the acquired company	(149,693)	(215,678)

Cash flow paid for the acquisition	1,613,908	2,325,318

The fair value of Class B shares has been determined by the average price of the first weeks of issue of the shares, as this period is considered to provide a reference for determining the fair value of the shares as they were first listed on 2 June 2011.

Total expenses incurred in the transaction amount to Euros 61.3 million and expenses for the current year amount to Euros 44.3 million (Euros 17 million in 2010).

Goodwill generated in the acquisition is attributed to the synergies, workforce and other expected benefits from the business combination of the assets and activities of the Group.

The acquisition of Talecris will consolidate the Group’s position as the third largest producer of plasma products in the world, significantly increasing its presence in the USA. The acquisition will be the greater availability of products on the market due to increased plasma collection and fractionation capacity.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Had the acquisition taken place at 1 January 2011, the Group’s revenue would have increased by Euros 507,039 thousand and consolidated profit for the year, excluding non-recurring expenses such as those related to the transaction and stock option cancellation costs derived from the change of control, would have increased by Euros 74,705 thousand. The revenue and profit of Talecris between the acquisition date and 31 December 2011 amounted to Euros 750,484 thousand and Euros 133,075, respectively.

At the date of acquisition the amounts of recognised assets, liabilities and contingent liabilities are as follows:

	Fair value		Book value
	Thousands of Euros	Thousands of Dollars	Thousands of Euros	Thousands of Dollars

Intangible assets (note 8)	846,504	1,219,643	21,122	30,432
Property, plant and equipment (note 9)	466,674	672,384	306,401	441,462
Non-current financial assets	1,466	2,112	1,466	2,112
Deferred tax assets	55,985	80,663	55,985	80,663
Assets held for sale	8,200	11,814	2,254	3,247
Inventories (note 12)	452,311	651,689	490,976	707,398
Trade and other receivables	188,067	270,969	188,068	270,968
Other assets	2,364	3,406	2,364	3,406
Cash and cash equivalents	149,693	215,678	149,693	215,678

Total assets	2,171,264	3,128,358	1,218,329	1,755,366

Non-current provisions (note 21)	9,250	13,327	9,250	13,327
Non-current financial liabilities	6,289	9,061	6,289	9,061
Current financial liabilities	473,085	681,621	473,085	681,621
Current provisions (note 21)	67,965	97,924	31,180	44,924
Trade and other payables	152,844	220,218	152,844	220,218
Other current liabilities	48,533	69,927	43,510	62,689
Deferred tax liabilities	358,621	516,701	15,125	21,792

Total liabilities and contingent liabilities	1,116,587	1,608,779	731,283	1,053,632

Total net assets acquired	1,054,677	1,519,579	487,046	701,734

Fair values have been determined provisionally as follows:

•	Intangible assets (currently marketed products, research and development) have been determined provisionally pending completion of an independent valuation.

•	The fair value of contingent liabilities has also been determined provisionally.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Fair values have been determined using the following methods:

•

Intangible assets: the fair value of intangible assets (primarily the acquired product portfolio) has been calculated based on “excess earnings” (income approach), whereby the asset is measured after deducting charges or rentals that must be settled to enable use of the remaining assets required to operate the intangible asset being measured.

•

Property, plant and equipment: the fair value of property, plant and equipment has been determined using the “cost approach”, whereby the value of an asset is measured at the cost of rebuilding or replacing that asset with other similar assets.

•	Inventories: the fair value of inventories has been determined using the “market approach”, by analysing similar transactions.

•	Contingent liabilities: the fair value of contingent liabilities has been determined using the “income approach” based on forecast payments and a probability scenario.

(b)	Australian-Swiss Group

In August 2011, the Group acquired the remaining 51% of the share capital of Woolloomooloo Holdings Pty Ltd, the holding company of the Australian-Swiss group Lateral-Medion , of which it had acquired 49% of the share capital and 100% of the voting rights on 3 March 2009 and over which it had exercised control since that date. The acquisition of the remaining 51% of the share capital amounts to AUS Dollars 12.5 million (Euros 9.5 million). The difference between the amount paid and the non-controlling interest has been recorded as a Euros 2.2 million increase in reserves.

(4)	Significant Accounting Principles

(a)	Subsidiaries

Subsidiaries are entities, including special purpose entities (SPE), over which the Group exercises control, either directly or indirectly, through subsidiaries. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control potential voting rights held by the Group or other entities that are exercisable or convertible at the end of each reporting period are considered.

Information on subsidiaries forming the consolidated Group is included in note 2 (c).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The income, expenses and cash flows of subsidiaries are included in the consolidated annual accounts from the date of acquisition, which is when the Group takes control, until the date that control ceases.

Intercompany balances and transactions and unrealised gains or losses are eliminated on consolidation.

The accounting policies of subsidiaries have been adapted to those of the Group for transactions and other events in similar circumstances.

The financial statements of consolidated subsidiaries have been prepared as of the same date and for the same reporting period as the financial statements of the Company.

(b)	Business combinations

On the date of transition to EU-IFRS, 1 January 2004, the Group applied the exception permitted under IFRS 1 “First-time adoption of International Financial Reporting Standards”, whereby only those business combinations performed as from 1 January 2004 have been recognised using the acquisition method. Entities acquired prior to that date were recognised in accordance with accounting prevailing at that time, taking into account the necessary corrections and adjustments at the transition date.

The Group applies the revised IFRS 3 “Business combinations” in transactions made subsequent to 1 January 2010.

The Group applies the acquisition method for business combinations.

The acquisition date is the date on which the Group obtains control of the acquiree.

Business combinations made subsequent to 1 January 2010

The consideration transferred in a business combination is determined at acquisition date and calculated as the sum of the fair values of the assets transferred, the liabilities incurred or assumed, the equity interests issued and any asset or liability contingent consideration depending on future events or the compliance of certain conditions in exchange for the control of the business acquired.

The consideration transferred excludes any payment that does not form part of the exchange for the acquired business. Acquisition-related costs are accounted for as expenses when incurred. Share increase costs are recognised as equity when the increase takes place and borrowing costs are deducted from the financial liability when it is recognised.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

At the acquisition date the Group recognises at fair value the assets acquired and liabilities assumed. Liabilities assumed include contingent liabilities provided that they represent present obligations that arise from past events and their fair value can be measured reliably. The Group also recognises indemnification assets transferred by the seller at the same time and following the same measurement criteria as the item that is subject to indemnification from the acquired business taking into consideration, where applicable, the insolvency risk and any contractual limit on the indemnity amount.

This criterion does not include non-current assets or disposable groups of assets which are classified as held for sale, long-term defined benefit employee benefit liabilities, share-based payment transactions, deferred tax assets and liabilities and intangible assets arising from the acquisition of previously transferred rights.

Assets and liabilities assumed are classified and designated for subsequent measurement in accordance with the contractual terms, economic conditions, operating or accounting policies and other factors that exist at the acquisition date, except for leases and insurance contracts.

The excess between the consideration transferred and the value of net assets acquired and liabilities assumed, less the value assigned to non-controlling interests, is recognised as goodwill. Where applicable, any shortfall, after evaluating the consideration transferred, the value assigned to non-controlling interests and the identification and measurement of net assets acquired, is recognised in profit and loss.

It has only been possible to measure the Talecris business combination provisionally. Therefore, the net identifiable assets have initially been recognised at their provisional value, and any adjustments made during the measurement period have been recorded as if they had been known at that date. Where applicable, comparative figures for the prior year have been restated. Adjustments to the provisional values only reflect information relating to events and circumstances existing at the acquisition date and which, had they been known, would have affected the amounts recognised at that date. Once this period has elapsed, adjustments are only made to initial values when errors must be corrected. Any potential benefits arising from tax losses and other deferred tax assets of the acquiree that have not been recorded as they did not qualify for recognition at the acquisition date, are accounted for as income tax income, provided the adjustments were not made during the measurement period.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The contingent consideration is classified in accordance with underlying contractual terms as a financial asset or financial liability, equity instrument or provision. Provided that subsequent changes to the fair value of a financial asset or financial liability do not relate to an adjustment of the measurement period, they are recognised in consolidated profit and loss or other comprehensive income. The contingent consideration classified, where applicable, as equity is not subject to subsequent change, with settlement being recognised in equity. The contingent consideration classified, where applicable, as a provision is recognised subsequently in accordance with the relevant measurement standard.

Business combinations made prior to 1 January 2010

The cost of the business combination is calculated as the sum of the acquisitiondate fair values of the assets transferred, the liabilities incurred or assumed, and equity instruments issued by the Group, in exchange for control of the acquiree, plus any costs directly attributable to the business combination. Any additional consideration contingent on future events or the fulfilment of certain conditions is included in the cost of the combination provided that it is probable that an outflow of resources embodying economic benefits will be required and the amount of the obligation can be reliably estimated. Subsequent recognition of contingent considerations or subsequent variations to contingent considerations are recognised as a prospective adjustment to the cost of the business combination.

Where the cost of the business combination exceeds the Group’s interest in the fair value of the identifiable net assets of the entity acquired, the difference is recognised as goodwill, whilst the shortfall, once the costs of the business combination and the fair values of net assets acquired have been reconsidered, is recognised in profit and loss.

(c)	Non-controlling interests

Non-controlling interests in subsidiaries acquired after 1 January 2004 are recognised at the acquisition date at the proportional part of the fair value of the identifiable net assets. Non-controlling interests in subsidiaries acquired prior to the transition date were recognised at the proportional part of the equity of the subsidiaries at the date of first consolidation.

Non-controlling interests are disclosed in the consolidated balance sheet under equity separately from equity attributable to the Parent. Non-controlling interests’ share in consolidated profit or loss for the year (and in consolidated comprehensive income for the year) is disclosed separately in the consolidated income statement (consolidated statement of comprehensive income).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The consolidated profit or loss for the year (consolidated comprehensive income) and changes in equity of the subsidiaries attributable to the Group and non-controlling interests after consolidation adjustments and eliminations, is determined in accordance with the percentage ownership at year end, without considering the possible exercise or conversion of potential voting rights. However, whether or not control exists is determined taking into account the possible exercise of potential voting rights and other derivative financial instruments which, in substance, currently allow access to the economic benefits associated with the interests held, such as entitlement to a share in future dividends and changes in the value of subsidiaries.

The excess of losses attributable to non-controlling interests generated before 1 January 2010, which cannot be attributed to the latter as such losses exceed their interest in the equity of the Parent, is recognised as a decrease in the equity of the Parent, except when the non-controlling interests are obliged to assume part or all of the losses and are in a position to make the necessary additional investment. Subsequent profits obtained by the Group are attributed to the Parent until the minority interest’s share in prior years’ losses is recovered.

Nevertheless, as of 1 January 2010, profit and loss and each component of other comprehensive income are assigned to equity attributable to shareholders of the Parent company and to non-controlling interests in proportion to their interest, although this implies a balance receivable from non-controlling interests. Agreements signed between the Group and the non-controlling interests are recognised as a separate transaction.

The increase and reduction of non-controlling interests in a subsidiary in which control is retained is recognised as an equity instrument transaction. Consequently, no new acquisition cost arises in increases nor is a gain recorded on reductions, rather, the difference between the consideration transferred or received and the carrying amount of the non-controlling interests is recognised in the reserves of the investor, without prejudice to reclassifying consolidation reserves and reallocating other comprehensive income between the Group and the non-controlling interests. When a Group’s interest in a subsidiary diminishes, non-controlling interests are recognised at their share of the net consolidated assets, including goodwill.

(d)	Joint ventures

Joint ventures are those in which there is a contractual agreement to share the control over an economic activity, in such a way that strategic financial and operating decisions relating to the activity require the unanimous consent of the Group and the remaining venturers.

Investments in joint ventures are accounted for using the equity method.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The acquisition cost of investments in joint ventures is determined consistently with that established for investments in associates.

(e)	Foreign currency transactions

(i)	Functional currency and presentation currency

The consolidated annual accounts are presented in thousands of Euros, which is the functional and presentation currency of the Parent.

(ii)	Transactions, balances and cash flows in foreign currency

Foreign currency transactions are translated into the functional currency using the previous month’s exchange rate for all transactions performed during the current month. This method does not differ significantly from applying the exchange rate at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies have been translated into thousands of Euros at the closing rate, while non-monetary assets and liabilities measured at historical cost have been translated at the exchange rate prevailing at the transaction date. Non-monetary assets measured at fair value have been translated into thousands of Euros at the exchange rate at the date that the fair value was determined.

In the consolidated statement of cash flows, cash flows from foreign currency transactions have been translated into thousands of Euros at the exchange rates prevailing at the dates the cash flows occur. The effect of exchange rate fluctuations on cash and cash equivalents denominated in foreign currencies is recognised separately in the statement of cash flows as “Effect of exchange rate fluctuations on cash and cash equivalents”.

Exchange gains and losses arising on the settlement of foreign currency transactions and the translation into thousands of Euros of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.

(iii)	Translation of foreign operations

The translation into thousands of Euros of foreign operations for which the functional currency is not the currency of a hyperinflationary economy is based on the following criteria:

•

Assets and liabilities, including goodwill and net asset adjustments derived from the acquisition of the operations, including comparative amounts, are translated at the closing rate at each balance sheet date.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•

Income and expenses, including comparative amounts, are translated using the previous month's exchange rate for all transactions performed during the current month. This method does not differ significantly from using the exchange rate at the date of the transaction;

•	Translation differences resulting from application of the above criteria are recognised in other comprehensive income.

(f)	Borrowing costs

In accordance with IAS 23 “Borrowing Costs”, since 1 January 2009 the Group recognises interest cost directly attributable to the purchase, construction or production of qualifying assets as an increase in the value of these assets. Qualifying assets are those which require a substantial period of time before they can be used or sold. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined as the actual borrowing costs incurred, less any investment income on the temporary investment of those funds. Capitalised interest borrowing costs corresponding to general borrowing are calculated as the weighted average of the qualifying assets without considering specific funds. The amount of borrowing costs capitalised cannot exceed the amount of borrowing costs incurred during that period. The capitalised interest cost includes adjustments to the carrying amount of financial liabilities arising from the effective portion of hedges entered into by the Group.

The Group begins capitalising borrowing costs as part of the cost of a qualifying asset when it incurs expenditures for the asset, interest is accrued, and it undertakes activities that are necessary to prepare the asset for its intended use or sale, and ceases capitalising borrowing costs when all or substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are complete. Nevertheless, capitalisation of borrowing costs is suspended when active development is interrupted for extended periods.

(g)	Property, plant and equipment

(i)	Initial recognition

Property, plant and equipment are recognised at cost or deemed cost, less accumulated depreciation and any accumulated impairment losses. The cost of self-constructed assets is determined using the same principles as for an acquired asset, while also considering the criteria applicable to production costs of inventories. Capitalised production costs are recognised by allocating the costs attributable to the asset to Self-constructed non-current assets in the consolidated income statement.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

At 1 January 2004 the Group opted to apply the exemption regarding fair value and revaluation as deemed cost as permitted by IFRS 1 First time Adoption of International Financial Reporting Standards.

(ii)	Depreciation

Property, plant and equipment are depreciated by allocating the depreciable amount of an asset on a systematic basis over its useful life. The depreciable amount is the cost or deemed cost less its residual value. The Group determines the depreciation charge separately for each component of property, plant and equipment with a cost that is significant in relation to the total cost of the asset.

Property, plant and equipment are depreciated using the following criteria:

	Depreciation method	Rates

Buildings	Straight line	1%-10%
Technical equipment and machinery	Straight line	7%-20%
Equipment and furniture	Straight line	10%-30%
Other property, plant and equipment	Straight line	10%-33%

The Group reviews residual values, useful lives and depreciation methods at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

(iii)	Subsequent recognition

Subsequent to initial recognition of the asset, only those costs incurred which will probably generate future profits and for which the amount may reliably be measured are capitalised. Costs of day-to-day servicing are recognised in profit and loss as incurred.

Replacements of property, plant and equipment which meet the requirements for capitalisation are recognised as a reduction in the carrying amount of the items replaced. Where the cost of the replaced items has not been depreciated independently and it is not possible to determine the respective carrying amount, the replacement cost is used as indicative of the cost of items at the time of acquisition or construction.

(iv)	Impairment

The Group tests for impairment and reversals of impairment losses on property, plant and equipment based on the criteria set out in note 4(i) below.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(h)	Intangible assets

(i)	Goodwill

Goodwill is generated on the business combinations. Goodwill is calculated using the criteria described in the section on business combinations.

Goodwill is not amortised, but tested for impairment annually or more frequently if events indicate a potential impairment loss. Goodwill acquired in business combinations is allocated to the cash-generating units (CGUs) or groups of CGUs which are expected to benefit from the synergies of the business combination and the criteria described in note 7 are applied. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

(ii)	Internally generated intangible assets

Any research and development expenditure incurred during the research phase of projects is recognised as an expense when incurred.

Costs related with development activities are capitalised when:

•	The Group has technical studies justifying the feasibility of the production process.

•	The Group has undertaken a commitment to complete production of the asset whereby it is in condition for sale or internal use.

•	The asset will generate sufficient future economic benefits.

•

The Group has sufficient financial and technical resources to complete development of the asset and has developed budget and cost accounting control systems which allow budgeted costs, introduced changes and costs actually assigned to different projects to be monitored.

The cost of internally generated assets is calculated using the same criteria established for determining production costs of inventories. The production cost is capitalised by allocating the costs attributable to the asset to selfconstructed non-current assets in the consolidated income statement.

Costs incurred in the course of activities which contribute to increasing the value of the different businesses in which the Group as a whole operates are expensed as they are incurred. Replacements or subsequent costs incurred on intangible assets are generally recognised as an expense, except where they increase the future economic benefits expected to be generated by the assets.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(iii)	Other intangible assets

Other intangible assets are carried at cost, or at fair value if they arise on business combinations, less accumulated amortisation and impairment losses.

(iv)	Intangible assets acquired in business combinations

The cost of identifiable intangible assets acquired in the business combination of Talecris includes the fair value of the currently marketed products sold and which are classified under “Other intangible assets”.

(v)	Useful life and amortisation rates

The Group assesses whether the useful life of each intangible asset acquired is finite or indefinite. An intangible asset is regarded by the Group as having an indefinite useful life when there is no foreseeable limit to the period over which the asset will generate net cash inflows.

Intangible assets with indefinite useful lives are not amortised but tested for impairment at least annually.

Intangible assets with finite useful lives are amortised by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria:

	Amortisation method	Estimated years of useful life

Development expenses	Straight line	3 - 5
Concessions, patents, licences, trademarks and similar	Straight line	5 - 15
Computer software	Straight line	3 - 6
Other intangible assets	Straight line	30

The depreciable amount is the cost or deemed cost of an asset less its residual value.

The Group does not consider the residual value of its intangible assets material. The Group reviews the residual value, useful life and amortisation method for intangible assets at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(i) Impairment of goodwill, other intangible assets and other non-financial assets subject to depreciation or amortisation

The Group evaluates whether there are indications of possible impairment losses on non-financial assets subject to amortisation or depreciation to verify whether the carrying amount of these assets exceeds the recoverable amount.

Irrespective of any indication of impairment, the Group tests for possible impairment of goodwill, intangible assets with indefinite useful lives, and intangible assets with finite useful lives not yet available for use, at least annually.

The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use. An asset’s value in use is calculated based on an estimate of the future cash flows expected to derive from the use of the asset, expectations about possible variations in the amount or timing of those future cash flows, the time value of money, the price for bearing the uncertainty inherent in the asset and other factors that market participants would reflect in pricing the future cash flows deriving from the asset.

Negative differences arising from comparison of the carrying amounts of the assets with their recoverable amounts are recognised in the consolidated income statement.

Recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs.

Impairment losses recognised for cash-generating units are first allocated to reduce, where applicable, the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro rata on the basis of the carrying amount of each asset. The carrying amount of each asset may not be reduced below the highest of its fair value less costs to sell, its value in use and zero.

At the end of each reporting period the Group assesses whether there is any indication that an impairment loss recognised in prior periods may no longer exist or may have decreased. Impairment losses on goodwill are not reversible. Impairment losses for other assets are only reversed if there has been a change in the estimates used to calculate the recoverable amount of the asset.

A reversal of an impairment loss is recognised in consolidated profit or loss. The increase in the carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined, net of depreciation or amortisation, had no impairment loss been recognised.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The reversal of an impairment loss for a CGU is allocated to its assets, except for goodwill, pro rata with the carrying amounts of those assets, with the limit per asset of the lower of its recoverable value and the carrying amount which would have been obtained, net of depreciation, had no impairment loss been recognised.

(j)	Leases

(i)	Lessee accounting records

The Group has the right to use certain assets through lease contracts.

Leases in which the Group assumes substantially all the risks and rewards incidental to ownership are classified as finance leases, otherwise they are classified as operating leases.

•	Finance leases

At the commencement of the lease term, the Group recognises finance leases as assets and liabilities at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Initial direct costs are added to the asset’s carrying amount. Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are recognised as an expense in the years in which they are incurred.

•	Operating leases

Lease payments under an operating lease (excluding insurance and maintenance) are recognised as an expense on a straight-line basis unless another systematic basis is representative of the time pattern of the user’s benefit.

(ii)	Leasehold investments

Non-current investments in properties leased from third parties are classified using the same criteria as for property, plant and equipment. Investments are amortised over the lower of their useful lives and the term of the lease contract. The lease term is consistent with that established for recognition of the lease.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(iii)	Sale and leaseback transactions

Any profit on sale and leaseback transactions that meet the conditions of a finance lease is deferred over the term of the lease.

When the leaseback is classed as an operating lease:

•	If the transaction is established at fair value, any profit or loss on the sale is recognised immediately in consolidated profit or loss for the year.

•

If the sale price is below fair value, any profit or loss is recognised immediately. However, if the loss is compensated for by future lease payments at below market price, it is deferred in proportion to the lease payments over the period for which the asset is to be used.

(k)	Financial instruments

(i)	Classification of financial instruments

Financial instruments are classified on initial recognition as a financial asset, a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument set out in IAS 32, Financial Instruments - Presentation.

Financial instruments are classified into the following categories: financial assets and financial liabilities at fair value through profit and loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and financial liabilities. The Group classifies financial instruments into different categories based on the nature of the instruments and management’s intentions on initial recognition.

Regular way purchases and sales of financial assets are recognised at trade date, when the Group undertakes to purchase or sell the asset.

a)	Financial assets at fair value through profit or loss

Financial assets and financial liabilities at fair value through profit or loss are those which are classified as held for trading or which the Group designated as such on initial recognition.

A financial asset or liability is classified as held for trading if:

•	it is acquired or incurred principally for the purpose of selling or repurchasing it in the near term

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•	it forms part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking, or

•	it is a derivative, except for a derivative which has been designated as a hedging instrument and complies with conditions for effectiveness or a derivative that is a financial guarantee contract.

Financial assets and financial liabilities at fair value through profit or loss are initially recognised at fair value. Transaction costs directly attributable to the acquisition or issue are recognised when incurred.

After initial recognition, they are recognised at fair value through profit or loss.

The Group does not reclassify any financial assets or liabilities from or to this category while they are recognised in the consolidated balance sheet.

b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified in other financial asset categories. These assets are recognised initially at fair value, including transaction costs, and are subsequently measured at amortised cost using the effective interest method.

c)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated specifically to this category or do not comply with requirements for classification in the above categories.

Available-for-sale financial assets are initially recognised at fair value, plus any transaction costs directly attributable to the purchase.

After initial recognition, financial assets classified in this category are measured at fair value and any gain or loss, except for impairment losses, is accounted for in other comprehensive income recognised in equity. On disposal of the financial assets amounts recognised in other comprehensive income or the impairment loss are reclassified to profit or loss.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

d)	Financial assets and liabilities carried at cost

Investments in equity instruments whose fair value cannot be reliably measured and derivative instruments that are linked to these instruments and that must be settled by delivery of such unquoted equity instruments, are measured at cost. Nonetheless, if the financial assets or liabilities can subsequently be reliably measured on an ongoing basis, they are accounted for at fair value and any gain or loss is recognised in accordance with their classification.

(ii)	Offsetting principles

A financial asset and a financial liability can only be offset when the Group currently has a legally enforceable right to set off the recognised amounts and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

(iii)	Fair value

The fair value is the amount for which an asset can be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The Group generally applies the following systematic hierarchy to determine the fair value of financial assets and financial liabilities:

•

Firstly, the Group applies the quoted prices of the most advantageous active market to which the entity has immediate access, adjusted where appropriate to reflect any differences in counterparty credit risk between instruments traded in that market and the one being valued. The quoted market price for an asset held or liability to be issued is the current bid price and, for an asset to be acquired or liability held, the asking price. If the Group has assets and liabilities with offsetting market risks, it uses mid-market prices as a basis for establishing fair values for the offsetting risk positions and applies the bid or asking price to the net open position as appropriate.

•	When current bid and asking prices are unavailable, the price of the most recent transactions is used, adjusted to reflect changes in economic circumstances.

•	Otherwise, the Group applies generally accepted measurement techniques using, insofar as is possible, market data and, to a lesser extent, specific Group data.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(iv)	Amortised cost

The amortised cost of a financial asset or liability is the amount at which the asset or liability was measured at initial recognition, minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between that initial amount and maturity amount and minus any reduction for impairment or uncollectibility.

(v)	Impairment of financial assets carried at cost

The amount of the impairment loss on assets carried at cost is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses cannot be reversed and are therefore recognised directly against the value of the asset and not as an allowance account.

(vi)	Impairment of financial assets carried at amortised cost

The amount of the impairment loss of financial assets carried at amortised cost is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. For variable income financial assets, the effective interest rate corresponding to the measurement date under the contractual conditions is used.

The Group recognises impairment losses and unrecoverable loans and receivables and debt instruments by recognising an allowance account for financial assets. When impairment and uncollectibility are considered irreversible, their carrying amount is eliminated against the allowance account.

The impairment loss is recognised in profit or loss and may be reversed in subsequent periods if the decrease can be objectively related to an event occurring after the impairment has been recognised. The loss can only be reversed to the limit of the amortised cost of the assets had the impairment loss not been recognised. The impairment loss is reversed against the allowance account.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(vii)	Impairment of available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset at fair value through profit or loss has been accounted for in other comprehensive income, the accumulative loss is reclassified from equity to profit or loss when there is objective evidence that the asset is impaired, even though the financial asset has not been derecognised. The impairment loss recognised in profit and loss is calculated as the difference between the acquisition cost, net of any reimbursements or repayment of the principal, and the present fair value, less any impairment loss previously recognised in profit and loss for the year.

Impairment losses relating to investments in equity instruments are not reversible and are therefore recognised directly against the value of the asset and not as an allowance account.

If the fair value of debt instruments increases and the increase can be objectively related to an event occurring after the impairment loss was recognised, the increase is recognised in profit and loss up to the amount of the previously recognised impairment loss and any excess is accounted for in other comprehensive income recognised in equity.

(viii)	Financial liabilities

Financial liabilities, including trade and other payables, which are not classified at fair value through profit or loss, are initially recognised at fair value less any transaction costs that are directly attributable to the issue of the financial liability. After initial recognition, liabilities classified under this category are measured at amortised cost using the effective interest method.

(ix)	Derecognition of financial assets

The Group applies the criteria for derecognition of financial assets to part of a financial asset or part of a group of similar financial assets or to a financial asset or group of similar financial assets.

Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire or have been transferred and the Group has transferred substantially all the risks and rewards of ownership. Where the Group retains the contractual rights to receive cash flows, it only derecognises financial assets when it has assumed a contractual obligation to pay the cash flows to one or more recipients and if the following requirements are met:

•	Payment of the cash flows is conditional on their prior collection.

•	The Group is unable to sell or pledge the financial asset.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•

The cash flows collected on behalf of the eventual recipients are remitted without material delay and the Group is not entitled to reinvest the cash flows. This criterion is not applicable to investments in cash or cash equivalents made by the Group during the settlement period from the collection date to the date of required remittance to the eventual recipients, provided that interest earned on such investments is passed on to the eventual recipients.

If the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, it determines whether it has retained control of the financial asset. In this case:

•	If the Group has not retained control, it derecognises the financial asset and recognises separately as assets or liabilities any rights and obligations created or retained in the transfer.

•

If the Group has retained control, it continues to recognise the financial asset to the extent of its continuing involvement in the financial asset and recognises an associated liability. The extent of the Group’s continuing involvement in the transferred asset is the extent to which it is exposed to changes in the value of the transferred asset. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained. The associated liability is measured in such a way that the carrying amount of the transferred asset and the associated liability is equal to the amortised cost of the rights and obligations retained by the Group, if the transferred asset is measured at amortised cost, or to the fair value of the rights and obligations retained by the Group, if the transferred asset is measured at fair value. The Group continues to recognise any income arising on the transferred asset to the extent of its continuing involvement and recognises any expense incurred on the associated liability. Recognised changes in the fair value of the transferred asset and the associated liability are accounted for consistently with each other in profit and loss or equity, following the general recognition criteria described previously, and are not offset.

If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the consideration received is recognised in equity. Transaction costs are recognised in profit and loss using the effective interest method.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(l)	Hedge accounting

Hedging financial instruments are initially recognised using the same criteria as those described for financial assets and financial liabilities. Hedging financial instruments that do not meet the hedge accounting requirements are classified and measured as financial assets and financial liabilities at fair value through profit and loss. Derivative financial instruments which qualify for hedge accounting are initially measured at fair value.

At the inception of the hedge the Group formally designates and documents the hedging relationships and the objective and strategy for undertaking the hedges. Hedge accounting is only applicable when the hedge is expected to be highly effective at the inception of the hedge and in subsequent years in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, throughout the period for which the hedge was designated (prospective analysis) and the actual effectiveness, which can be reliably measured, is within a range of 80%-125% (retrospective analysis).

(i)	Cash flow hedges

The Group recognises the portion of the gain or loss on the measurement at fair value of a hedging instrument that is determined to be an effective hedge in other comprehensive income. The ineffective portion and the specific component of the gain or loss or cash flows on the hedging instrument, excluding the measurement of the hedge effectiveness, are recognised with a debit or credit to finance expenses or finance income.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains or losses that were recognised in other comprehensive income are reclassified from equity to profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss and under the same caption of the consolidated income statement (consolidated statement of comprehensive income).

(m)	Equity instruments

The Group’s acquisition of equity instruments of the Parent is recognised separately at cost of acquisition in the consolidated balance sheet as a reduction in equity, regardless of the motive of the purchase. Any gains or losses on transactions with treasury equity instruments are not recognised in consolidated profit or loss.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The subsequent redemption of Parent shares, where applicable, leads to a reduction in share capital in an amount equivalent to the par value of such shares. Any positive or negative difference between the cost of acquisition and the par value of the shares is debited or credited to accumulated gains.

Transaction costs related with treasury equity instruments, including the issue costs related with a business combination, are accounted for as a deduction from equity, net of any tax effect.

(n)	Inventories

Inventories are measured at the lower of cost and net realisable value. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

The costs of conversion of inventories include costs directly related to the units of production and a systematic allocation of fixed and variable production overheads that are incurred in converting. Fixed production overheads are allocated based on the higher of normal production capacity or actual level of production.

The cost of raw materials and other supplies, the cost of merchandise and costs of conversion are allocated to each inventory unit on a first-in, first-out (FIFO) basis.

The Group uses the same cost model for all inventories of the same nature and with a similar use within the Group.

Volume discounts extended by suppliers are recognised as a reduction in the cost of inventories when it is probable that the conditions for discounts to be received will be met. Discounts for prompt payment are recognised as a reduction in the cost of the inventories acquired.

The cost of inventories is adjusted against profit and loss when cost exceeds the net realisable value. Net realisable value is considered as follows:

•

Raw materials and other supplies: replacement cost. Nevertheless, raw materials are not written down below cost if the finished goods into which they will be incorporated are expected to be sold at or above cost of production.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•	Goods for resale and finished goods: estimated selling cost, less costs to sell.

•	Work in progress: the estimated selling price of related finished goods, less the estimated costs of completion and the estimated costs necessary to make the sale.

The previously recognised reduction in value is reversed against profit and loss when the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realisable value because of changed economic circumstances. The reversal of the reduction in value is limited to the lower of the cost and revised net realisable value of the inventories. Write-downs may be reversed with a credit to “changes in inventories of finished goods and work in progress” and “supplies”.

(o)	Cash and cash equivalents

Cash and cash equivalents include cash on hand and demand deposits in financial institutions. They also include other short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. An investment normally qualifies as a cash equivalent when it has a maturity of less than three months from the date of acquisition.

The Group classifies cash flows relating to interest received and paid as operating activities, and dividends received and distributed by the Company are classified under investing and financing activities, respectively.

(p)	Government grants

Government grants are recognised in the balance sheet when there is reasonable assurance that they will be received and that the Group will comply with the conditions attached.

(i)	Capital grants

Outright capital grants are initially recognised as deferred income in the consolidated balance sheet. Income from capital grants is recognised as other income in the consolidated income statement in line with the depreciation of the corresponding financed assets.

(ii)	Operating grants

Operating grants received to offset expenses or losses already incurred, or to provide immediate financial support not related to future disbursements, are recognised as other income in the consolidated income statement.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(iii)	Interest rate grants

Financial liabilities comprising implicit assistance in the form of below market interest rates are initially recognised at fair value. The difference between this value, adjusted where necessary for the emission costs of the financial liability and the amount received, is recognised as an official grant based on the nature of the grant awarded.

(q)	Employee benefits

(i)	Defined contribution plans

The Group recognises the contributions payable to a defined contribution plan in exchange for a service in the period in which contributions are accrued. Accrued contributions are recognised as an employee benefit expense in the corresponding consolidated income statement in the year that the contribution was made.

(ii)	Termination benefits

Termination benefits payable that do not relate to restructuring processes in progress are recognised when the Group is demonstrably committed to terminating the employment of current employees prior to retirement date. The Group is demonstrably committed to terminating the employment of current employees when a detailed formal plan has been prepared and there is no possibility of withdrawing or changing the decisions made.

(iii)	Short-term employee benefits

The Group recognises the expected cost of short-term employee benefits in the form of accumulating compensated absences when the employees render service that increases their entitlement to future compensated absences. In the case of non-accumulating compensated absences, the expense is recognised when the absences occur.

The Group recognises the expected cost of profit-sharing and bonus payments when it has a present legal or constructive obligation to make such payments as a result of past events and a reliable estimate of the obligation can be made.

(r)	Provisions

Provisions are recognised when the Group has a present obligation (legal or implicit) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The amount recognised as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account all risks and uncertainties surrounding the amount to be recognised as a provision and, where the time value of money is material, the financial effect of discounting provided that the expenditure to be made each period can be reliably estimated. The discount rate is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The discount rate does not reflect risks for which future cash flow estimates have been adjusted.

If it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed against the consolidated income statement item where the corresponding expense was recognised.

(s)	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods and services, net of VAT and any other amounts or taxes which are effectively collected on the behalf of third parties. Volume or other types of discounts for prompt payment are recognised as a reduction in revenues if considered probable at the time of revenue recognition.

(i)	Sale of goods

The Group recognises revenue from the sale of goods when:

•	the Group has transferred to the buyer the significant risks and rewards of ownership of the goods.

•	the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the Group; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The Group participates in the government-managed Medicaid programmes in the United States, accounting for Medicaid rebates by recognising an accrual at the time a sale is recorded for an amount equal to the estimated claims for Medicaid rebates attributable to the sale. Medicaid rebates are estimated based on historical experience, legal interpretations of the applicable laws relating to the Medicaid programme and any new information regarding changes in the programme regulations and guidelines that would affect rebate amounts. Outstanding Medicaid claims, Medicaid payments and inventory levels are analysed for each distribution channel and the accrual is adjusted periodically to reflect actual experience. While rebate payments are generally made in the following or subsequent quarter, any adjustments for actual experience have not been material.

Group Purchasing Organisations or other customers in the United States that have entered into contracts with the Group for purchases of Flebogamma are eligible for a pricing discount based on a minimum quantity of Flebogamma each month. These rebates are recognised as a reduction in sales and accounts receivable in the same month the sales are invoiced based on a combination of actual customer purchase data and on historical experience when the actual customer purchase data is reported later in time.

(ii)	Rendering of services

Revenues associated with the rendering of service transactions are recognised by reference to the stage of completion at the consolidated balance sheet date when the outcome of the transaction can be estimated reliably. The outcome of a transaction can be estimated reliably when revenues, the stage of completion, the costs incurred and the costs to complete the transaction can be estimated reliably and it is probable that the economic benefits derived from the transaction will flow to the Group.

When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognised only to the extent of the expenses recognised that are recoverable.

(iii)	Revenue from dividends

Revenue from dividends is recognised when the Group’s right to receive payment is established.

(iv)	Revenue from interest

The Group recognises interest receivable from the different social security affiliated bodies, to which it provides goods or services, on an accruals basis, and only for those bodies to which historically claims have been made and from which interest has been collected.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(t)	Income taxes

The income tax expense and tax income for the year comprises current tax and deferred tax.

Current tax is the amount of income taxes payable or recoverable in respect of the consolidated taxable profit or consolidated tax loss for the year. Current tax assets or liabilities are measured at the amount expected to be paid to or recovered from the taxation authorities, using the tax rates and tax laws that have been enacted or substantially enacted at the balance sheet date.

Deferred tax liabilities are the amounts of income taxes payable in future periods in respect of taxable temporary differences, whereas deferred tax assets are the amounts of income taxes recoverable in future periods in respect of deductible temporary differences, the carryforward of unused tax losses, and the carryforward of unused tax credits. Temporary differences are differences between the carrying amount of an asset or liability in the balance sheet and its tax base.

Current and deferred tax are recognised as income or an expense and included in profit or loss for the year except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different year, directly in equity, or a business combination.

(i)	Taxable temporary differences

Taxable temporary differences are recognised in all cases except where:

•

They arise from the initial recognition of goodwill or an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable income;

•

They are associated with investments in subsidiaries over which the Group is able to control the timing of the reversal of the temporary difference and it is not probable that the temporary difference will reverse in the foreseeable future.

(ii)	Deductible temporary differences

Deductible temporary differences are recognised provided that:

•

It is probable that taxable profit will be available against which the deductible temporary difference can be utilised, unless the differences arise from the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•

The temporary differences are associated with investments in subsidiaries to the extent that the difference will reverse in the foreseeable future and sufficient taxable income is expected to be generated against which the temporary difference can be offset.

Tax planning opportunities are only considered on evaluation of the recoverability of deferred tax assets and if the Group intends to use these opportunities or it is probable that they will be utilised.

(iii)	Measurement

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the years when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted. The tax consequences that would follow from the manner in which the Group expects to recover or settle the carrying amount of its assets or liabilities are also reflected in the measurement of deferred tax assets and liabilities.

At year end the Group reviews the fair value of deferred tax assets to write down the balance if it is not probable that sufficient taxable income will be available to apply the tax asset.

Deferred tax assets which do not meet the above conditions are not recognised in the consolidated balance sheet. At year end the Group assesses whether deferred tax assets which were previously not recognised already meet the conditions for recognition.

(iv)	Offset and recognition

The Group only offsets current tax assets and current tax liabilities if it has a legally enforceable right to set off the recognised amounts and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The Group only offsets deferred tax assets and liabilities where it has a legally enforceable right, where these relate to income taxes levied by the same taxation authority and where the taxation authority permits the entity to settle on a net basis, or to realise the asset and settle the liability simultaneously for each of the future years in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Deferred tax assets and liabilities are recognised in the consolidated balance sheet under non-current assets or liabilities, irrespective of the expected date of recovery or settlement.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(u)	Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the Group’s chief operating decision maker to make decisions about resources to be allocated to the segment, assess its performance and, based on which, differentiated financial information is available.

(v)	Classification of assets and liabilities as current and non-current

The Group classifies assets and liabilities in the consolidated balance sheet as current and non-current. Current assets and liabilities are determined as follows:

•

Assets are classified as current when, at closing date, they are expected to be realised, or are intended for sale or consumption in the Group’s normal operating cycle within twelve months after that date and they are held primarily for the purpose of trading. Cash and cash equivalents are also classified as current, except where they may not be exchanged or used to settle a liability, at least within twelve months after the balance sheet date.

•

Liabilities are classified as current when they are expected to be settled in the Group’s normal operating cycle within 12 months after the balance sheet date and they are held primarily for the purpose of trading, or where the Group does not have an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

•

Financial liabilities are classified as current when they are due to be settled within twelve months after the reporting period, even if the original term was for a period longer than twelve months, and an agreement to refinance, or to reschedule payments, on a long-term basis is completed after the reporting period and before the consolidated annual accounts are authorised for issue.

(w)	Environmental issues

The Group takes measures to prevent, reduce or repair the damage caused to the environment by its activities

Property, plant and equipment acquired by the Group to minimise the environmental impact of its activity and protect and improve the environment, including the reduction or elimination of future pollution caused by the Group’s operations, are recognised in the consolidated balance sheet using the measurement, presentation and disclosure criteria described in note 4(g).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(5)	Financial Risk Management Policy

(a)	General

The Group is exposed to the following risks associated with the use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

This note provides information on the Group’s exposure to each of these risks, the Group’s objectives and procedures to measure and mitigate this risk, and the Group’s capital management strategy. More exhaustive quantitative information is disclosed in note 32 to the consolidated annual accounts.

The Group’s risk management policies are established in order to identify and analyse the risks to which the Group is exposed, establish suitable risk limits and controls, and control risks and compliance with limits. Risk management procedures and policies are regularly reviewed to ensure they take into account changes in market conditions and in the Group’s activities. The Group’s management procedures and rules are designed to create a strict and constructive control environment in which all employees understand their duties and obligations.

The Group’s Audit Committee supervises how management controls compliance with the Group’s risk management procedures and policies and reviews whether the risk management policy is suitable considering the risks to which the Group is exposed. This committee is assisted by Internal Audit which acts as supervisor. Internal Audit performs regular and ad hoc reviews of the risk management controls and procedures and reports its findings to the Audit Committee.

Credit risk

Credit risk is the risk to which the Group is exposed in the event that a customer or a counterparty to a financial instrument fails to discharge a contractual obligation, and mainly results from trade receivables and the Group’s investments in financial assets.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Trade receivables

The Group does not predict any bad debt risk as a result of delays in receiving payment from some European countries due to their current economic situation. The only risk in these countries is that of delayed payments, which is mitigated through the possibility of claiming interest as foreseen by prevailing legislation. No significant bad debt issues have been detected for sales to private entities.

The Group recognises impairment based on its best estimate of the losses incurred on trade and other receivables. The main impairment losses recognised are due to specific losses relating to individual risks identified as significant. At year end, these impairment losses are immaterial.

Details of exposure to credit risk are disclosed in note 32.

Liquidity risk

Liquidity risk is the risk that the Group cannot meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure where possible, that it always has sufficient liquidity to settle its obligations at the maturity date, both in normal conditions and in times of tension, to avoid incurring unacceptable losses or tarnishing the Group’s reputation.

The Group manages liquidity risk on a prudent basis, using cash and sufficient committed credit facilities, enabling the Group to implement its business plans and carry out operations using stable and secure sources of financing.

During 2011 the Group obtained non-current financing of US Dollars 4,500 million. This financing comprises a non-current revolving credit line totalling US Dollars 300 million (unused at year end), a non-current loan consisting of two tranches amounting to US Dollars 3,100 million and an issue of corporate bonds of US Dollars 1,100 million. The resources generated through this financing have enabled the Group to acquire the Talecris group in the USA. The average maturity period of these loans is 5.3 years.

At 31 December 2011 the Group has total cash and cash equivalents of Euros 340.6 million. The Group also has more than Euros 400 million in unused credit facilities, including US Dollars 300 million on the revolving credit facility.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Market risk

Market risk comprises the risk of changes in market prices, for example, exchange rates, interest rates, or the prices of equity instruments affecting the Group’s revenues or the value of financial instruments it holds. The objective of managing market risk is to manage and control the Group’s exposure to this risk within reasonable parameters at the same time as optimising returns.

(i)	Currency risk

The Group operates internationally and is therefore exposed to currency risks when operating with foreign currencies, especially with regard to the US Dollar. Currency risk is associated with future commercial transactions, recognised assets and liabilities, and net investments in foreign operations.

The Group holds several investments in foreign operations, the net assets of which are exposed to currency risk. Currency risk affecting net assets of the Group’s foreign operations in US Dollars are mitigated primarily through borrowings in these foreign currencies.

The Group’s main exposure to currency risk is due to the US Dollar, which is used in a significant percentage of transactions in foreign currencies. Since revenues in US Dollars account for 93% of purchases and expenses in US Dollars since the acquisition of the Talecris Group (June to December 2011) (96% in 2010) the Group has a high natural hedge against US Dollar fluctuations and therefore the risks associated with such exchange-rate fluctuations are minimal.

Details of the Group’s exposure to currency risk at 31 December 2011 and 2010 of the most significant financial instruments are shown in note 32.

(ii)	Interest-rate risk

The Group’s interest rate risks arise from current and non-current borrowings. Borrowings at variable interest rates expose the Group to cash flow interest rate risks.

The purpose of managing interest-rate risk is to balance the debt structure, maintaining part of borrowings at fixed rates and hedging part of variable rate debt.

The Group manages cash flow interest rate risks through variable to fixed interest rate swaps.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

A significant part of the financing obtained during 2011 accrues interest at fixed rates. This fixed interest debt (corporate bond) amounts to USD 1,100 million, which represents approximately 30% of the Group’s total debt in US dollars.

For the remaining senior debt in USD, which totals USD 2,493.5 million, the Group has contracted a variable to fixed interest rate swap. At 31 December the nominal part of this hedging instrument amounts to USD 1,522 million. This nominal part will decrease over the term of the debt, based on the scheduled repayments of the principal. The purpose of these swaps is to convert borrowings at variable interest rates into fixed interest rate debt. Through these swaps the Group undertakes to exchange the difference between fixed interest and variable interest with other parties periodically. The difference is calculated based on the contracted notional amount (see notes 17 (g) and 32). The notional amount of the swap contracted by the Group hedges 61% of the senior variable interest rate debt denominated in USD at 31 December 2011.

Debt in Euros represents approximately 15% of the Group’s total debt at 31 December 2011. 98% of these liabilities are at variable rates. The Group manages cash flow interest rate risks through variable to fixed interest rate swaps. The nominal part of this hedging instrument amounts to Euros 100 million, representing hedging of 23% of the senior variable interest rate debt denominated in Euros at 31 December 2011 (see notes 17 (g) and 32).

The fair value of interest rate swaps contracted to reduce the impact of rises in variable interest rates (Libor and Euribor) is accounted for on a monthly basis. These derivative financial instruments comply with hedge accounting requirements.

(iii)	Market price risk

The Group is exposed to price risk affecting equity instruments designated as available-for-sale.

The Group has signed two unquoted futures contracts, the underlying asset of which is shares in Grifols, S.A. It is therefore exposed to risk of value fluctuations.

Price risk affecting raw materials is mitigated by the vertical integration of the haemoderivatives business in a sector which is highly concentrated.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b)	Capital management

The directors’ policy is to maintain a solid capital base in order to ensure investor, creditor and market confidence and sustain future business development. The board of directors defines and proposes the level of dividends paid to shareholders.

The Group has no share-based payment schemes for employees.

At 31 December 2011 the Group holds treasury shares equivalent to 0.05% of its share capital (0.07% at 31 December 2010). The Group does not have a formal plan for repurchasing shares.

(6)	Segment Reporting

In accordance with IFRS 8 “Operating Segments”, financial information for operating segments is reported in the accompanying Appendix I, which forms an integral part of this note to the consolidated annual accounts.

Group companies are divided into three areas: companies from the industrial area, companies from the commercial area and companies from the services area. Within each of these areas, activities are organised based on the nature of the products and services manufactured and marketed.

Assets, liabilities, income and expenses for segments include directly and reliably attributable items. Items which are not attributed to segments by the Group are:

•	Balance sheet: cash and cash equivalents, receivables, public entities, deferred tax assets and liabilities, loans and borrowings and certain payables.

•	Income statement: general administration expenses, other operating income / expenses, finance income / expense and income tax.

There have been no significant inter-segment sales.

(a)	Operating segments

The operating segments defined by the steering committee are as follows:

•	Bioscience: including all activities related with products deriving from human plasma for therapeutic use.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•

Hospital: comprising all non-biological pharmaceutical products and medical supplies manufactured by Group companies earmarked for hospital pharmacy. Products related with this business which the Group does not manufacture but markets as supplementary to its own products are also included.

•	Diagnostic: including the marketing of diagnostic testing equipment, reagents and other equipment, manufactured by Group or other companies.

•	Raw materials: including sales of intermediate biological products and the rendering of manufacturing services to third party companies.

Details of net sales by groups of products for 2011 and 2010 as a percentage of net sales are as follows:

	% of sales
	2011	2010

Bioscience
Haemoderivatives	85.2%	77.9%
Other haemoderivatives	0.1%	0.2%
Diagnostic
Transfusional medicine	4.8%	7.9%
In vitro diagnosis	1.7%	3.1%
Hospital
Fluid therapy and nutrition	2.9%	5.0%
Hospital supplies	2.4%	4.1%
Raw materials	1.7%	0.5%
Other	1.2%	1.3%

Total	100%	100%

(b)	Geographical information

Geographical information is grouped into three areas:

•	Spain

•	Rest of the European Union

•	United States of America

•	Rest of the world

The financial information reported for geographical areas is based on sales to third parties in these markets as well as the location of assets.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(c)	Main customer

No customer represents 10% or more of the Group’s sales.

(7)	Goodwill

Details of and movement in this caption of the consolidated balance sheet at 31 December 2010 are as follows:

	Thousands of Euros
	Balances at 31/12/09	Transfers	Translation differences	Balances at 31/12/10
Net value

Grifols UK, Ltd. (UK)	7,736	0	246	7,982
Grifols Italia, S.p.A. (Italy)	6,118	0	0	6,118
Biomat USA, Inc. (USA)	90,089	14,770	8,193	113,052
Plasmacare, Inc. (USA)	35,676	0	2,788	38,464
Plasma Collection Centers, Inc. (USA)	14,770	(14.770)	0	0
Woolloomooloo Holdings Pty Ltd. (Australia)	19,611	0	4,221	23,832

	174,000	0	15,448	189,448

Details of and movement in this caption of the consolidated balance sheet at 31 December 2011 are as follows:

	Thousands of Euros
	Balances at 31/12/10	Business Combinations	Impairment	Translation differences	Balances at 31/12/11
Net value

Grifols UK, Ltd.(UK)	7,982	0	0	243	8,225
Grifols Italia, S.p.A.(Italy)	6,118	0	0	0	6,118
Biomat USA, Inc.(USA)	113,052	0	0	3,696	116,748
Plasmacare, Inc.(USA)	38,464	0	0	1,258	39,722
Woolloomooloo Holdings Pty Ltd.(Australia)	23,832	0	(13,000)	38	10,870
Talecris Biotherapeutics (USA)	0	1,538,723	0	174,695	1,713,418

	189,448	1,538,723	(13,000)	179,930	1,895,101

		(note 3.(a))

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Impairment testing:

Until 2010 goodwill was allocated to each of the Group’s cash-generating units (CGUs) in accordance with their respective business segments and on a geographical basis, this being the lowest level at which goodwill was controlled by management for management purposes and lower than the operating segments. In 2010 Plasmacare, Inc. was integrated into the management of Biomat USA, Inc. for the purpose of impairment testing.

Goodwill was allocated to the cash generating units as follows:

•	UK: bioscience segment

•	Italy: bioscience segment

•	USA: bioscience segment

•	Australia: mainly to the Diagnostics segment.

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the bioscience segment, grouping them together at segment level, because substantial synergies are expected to arise on the acquisition of Talecris, and in light of the vertical integration of the business and the lack of an independent organised market for the products.

Goodwill generated on the acquisition of Talecris is still provisional as estimation of the fair value of the acquired Company’s assets, liabilities and contingencies has not yet been completed (see note 3(a)).

The recoverable amount of the CGUs was determined based on their value in use. These calculations use cash flow projections based on the financial budgets approved by management. Cash flows estimated as of the year in which stable growth in the CGU has been reached are extrapolated using the estimated growth rates indicated below.

The key assumptions used in calculating impairment of the CGUs have been as follows:

	Growth rate	Discount rate pre tax

Bioscience	2%	11.7%
Diagnostic	2%	11.40%

Management determined budgeted gross margins based on past experience and forecast market development. Average weighted growth rates are coherent with the forecasts included in industry reports. The discount rate used reflects specific risks related to the CGU.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

As the recoverable amount of the CGUs is much higher than the carrying amount of the assets, specific information from the impairment test sensitivity analysis is not included.

Based on the results of the impairment test performed on the CGU in Australia, the Group recognised impairment of Euros 13 million for goodwill in 2011.

At 31 December 2011 Grifols’ stock market capitalisation totals Euros 3,723 million.

(8)	Other Intangible Assets

Details of other intangible assets and movement during the years ended 31 December 2011 and 2010 are included in Appendix II, which forms an integral part of these notes to the consolidated annual accounts.

At 31 December 2011 other intangible assets include a provisional amount of Euros 909 million (US Dollars 1,177 million) reflecting the carrying amount of the products purchased from Talecris and currently commercialised by the Group. These products were allocated to the business combination at a fair value of US Dollars 1,200 million (see note 3(a)).

The cost of fully-amortised intangible assets in use at 31 December 2011 and 2010 is Euros 63,899 thousand and Euros 57,203 thousand, respectively.

The Group has recognised Euros 11,290 thousand (Euros 9,963 thousand at 31 December 2010) as self-constructed assets.

At 31 December 2011 the Group has licenses with indefinite useful lives under intangible assets for a carrying amount of Euros 25,283 thousand (Euros 24,691 thousand at 31 December 2010). The Group has also an amount of Euros 17,372 thousand as costs of development in progress (Euros 11,492 thousand at 31 December 2010).

During 2010 the Group signed a distribution agreement for a new blood genotype test developed by Progenika Biopharma, acquiring a customer portfolio of Euros 1,358 thousand and which is recognised under “other intangible assets”.

At 31 December 2011, the Group has commitments to purchase intangible assets amounting to Euros 452 thousand.

Impairment testing:

Indefinite-lived intangible assets have been allocated to the cash-generating unit (CGU) of the bioscience segment. These assets have been tested for impairment together with goodwill.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(9)	Property, Plant and Equipment

Details of property, plant and equipment and movement in the consolidated balance sheet at 31 December 2011 and 2010 are included in Appendix III, which forms an integral part of this note to the consolidated annual accounts.

Property, plant and development under construction at 31 December 2011 and 2010 mainly comprise investments made to extend the companies’ equipments and to increase their productive capacity.

a)	Mortgaged property, plant and equipment

At 31 December 2010 certain land and buildings had been mortgaged for Euros 49,316 thousand to secure payment of certain loans, which were repaid during 2011 (see note 22).

b)	Insurance

Group policy is to contract sufficient insurance coverage for the risk of damage to property, plant and equipment. At 31 December 2011 the Group has a combined insurance policy for all Group companies, which adequately covers the carrying amount of all the Group’s assets.

c)	Revalued assets

At 1 January 2004 the Group opted to apply the exemption regarding fair value and revaluation as deemed cost as permitted by IFRS 1 First time Adoption of IFRS. In accordance with this exemption, the Group’s land and buildings were revalued based on independent expert appraisals at 1 January 2004. Appraisals were performed based on market values at that date.

At 31 December 2011 revalued assets total Euros 58,914 thousand.

d)	Assets under finance lease

The Group had contracted the following types of property, plant and equipment under finance leases at 31 December 2010:

	Thousands of Euros
Asset	Cost	Accumulated depreciation	Net value

Technical installations and other property, plant and equipment	15,264	(4,782)	10,482

	15,264	(4,782)	10,482

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The Group has contracted the following types of property, plant and equipment under finance leases at 31 December 2011:

	Thousands of Euros
Asset	Cost	Accumulated depreciation	Net value

Land and buildings	3,687	(1,175)	2,512
Technical installations and other property, plant and equipment	33,398	(5,744)	27,654

	37,085	(6,919)	30,166

Details of minimum lease payments and the present value of finance lease liabilities, disclosed by maturity date, are detailed in note 22 (a.1.3).

During 2011 the Group signed a number of contracts for the sale and leaseback of a production plant and the corresponding machinery and other equipments to third party companies California Biogrif 330, LP and LA 300 Biological Financing, LP, respectively. The Group also entered into a 99-year lease contract with the same lessor for the land on which the plant sold is built. The lease for the plant has been considered as an operating lease while the lease for the machinery and other equipments has been considered a finance lease, taking into account the terms of the related purchase option (see note 9h (ii)).

e)	Fully-depreciated assets

The cost of fully depreciated property, plant and equipment in use at 31 December 2011 and 2010 is Euros 113,567 thousand and Euros 98,978 thousand, respectively.

f)	Self – constructed non-current assets

At 31 December 2011 the Group has recognised Euros 23,258 thousand as work carried out for property, plant and equipment (Euros 23,550 thousand at 31 December 2010).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

g)	Purchase commitments

At 31 December 2011 the Group has property, plant and equipment purchase commitments amounting to Euros 26,950 thousand (Euros 6,148 thousand at 31 December 2010).

h)	Sale and leaseback operations

(i)	Sale and leaseback of Spanish properties

On 10 May 2011 the Group sold five properties located in Spain to Gridpan Invest, S.L., a wholly owned subsidiary of Scranton Enterprises, B.V., a shareholder of Grifols, S.A., for Euros 80.4 million (see notes 17 and 33). These properties related to non-strategic assets such as offices, warehouses and factory premises. Two of the properties were sold in conjunction with their related mortgage loans, which amounted to Euros 53.5 million.

As a result of this operation, the Group incurred a net loss of Euros 7.4 million, which includes Euros 2 million in brokerage fees paid to a related company (see note 33). The prices paid for the properties were established based on the appraisals performed by independent appraisers.

At the same time, operating lease agreements for the aforementioned properties were entered into with Gridpan Invest, S.L., the main terms of which were as follows:

•	Compulsory initial term of five years

•	Initial rent established at market prices and subject to annual review, based on the percentage variation in the Spanish Consumer Price Index (CPI)

•	Automatic extensions for five-year periods that can be avoided by both parties by a six month anticipated notice.

•	Upon vacating the premises, Grifols will be compensated by the lessor for any on-site assets in which it has invested, insofar as these have a residual value and are not recoverable by Grifols.

Grifols also signed a purchase option on the shares of Gripdan Invest, S.L., which is exercisable between 10 May 2016 and 10 May 2017 and for which no consideration was required. The exercise price will be calculated as the exercise date market value, as determined by independent appraisers.

The lease expense incurred by the Group in 2011 for these contracts amounted to Euros 4,909 thousand, coinciding fully with the minimum contractually-agreed payments.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(ii)	Sale and leaseback of properties, machinery and other equipment in the USA

Los Angeles, CA, USA

On 9 June 2011 the Group signed various contracts for the sale and leaseback of a production plant located in Los Angeles, CA, USA with its machinery and other equipment to institutional investors California Biogrif 330, LP and LA 300 Biological Financing, LP, respectively. The Group also signed a 99 year lease contract with the same lessor for the land on which the sold plant is built. An amount of US Dollars 35.4 million (Euros 24.6 million) was received for the sale of the plant, whilst an amount of US Dollars 23.8 million (Euros 16.5 million) was received for the sale of the machinery and other equipment.

The plant lease has been considered an operating lease whilst the lease on the machinery and other equipment is considered a finance lease in accordance with the terms of the purchase option. As a result of the sale of the plant, the Group has incurred a net loss of US Dollars 2.4 million (Euros 1.3 million), mainly due to the expenses incurred by the Group during the operation.

The main terms of the plant operating lease contract are as follows:

•	Compulsory initial term of 20 years

•	Initial rent established at market prices and subject to an annual 3% increase. On the first day of the sixth year, the rent remaining up until the 20th year will be paid in advance.

•	Option to extend the lease by a ten-year period at the discretion of the Grifols Group.

•	Awarding of purchase options in the sixth and 20th years at a market price to be determined by independent appraisers.

The main terms of the finance lease contract for the machinery and other equipment are: a compulsory term of five years and sixty (60) monthly payments of US Dollars 529 thousand (Euros 369 thousand). The lease contract is non-extendable and anticipates the repurchase of the machinery and other equipment for the amount of US Dollars 1 on expiry of the lease term.

The rental expense incurred by the Group in 2011 for the operating contracts amounted to US Dollars 1,496 thousand (Euros 1,076 thousand), coinciding fully with the minimum contractually-agreed payments.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

North Carolina, NC, USA

On 29 December 2011, the Group signed a number of contracts for the sale and leaseback of certain buildings and equipment under construction (jointly denominated “New Fractionation Facility” or “NFF”), located in Clayton, North Carolina (USA), with the related company Scranton Enterprises USA, Inc, (hereinafter “Scranton”) (see note 33).

The sale price was USD 199 million (Euros 152 million), which has been collected as follows:

•	In December 2011 the Group received USD 115 million (Euros 88 million).

•	The Group is pending receipt of USD 84 million (Euros 65 million), before 30 June 2012 (see note 13). This balance is not subject to interest.

As a result of the transaction, the Group has incurred a net loss of US Dollars 12.1 million (Euros 8,9 million), primarily due to the brokerage fees paid to a related company, which amounted to US Dollars 10 million (see note 33).

The main terms of the operating lease contract for the building are as follows:

•	Initial mandatory lease period: eight years.

•	The annual rent has been established at a minimum of USD 20.5 million, subject to annual increases in line with inflation.

•	Option enabling Grifols to renew and extend the contract for a further five years.

•	Automatic renewal for additional five-year periods unless one of the parties gives six months’ notice to the contrary.

•	Upon vacating the premises, Grifols will be compensated by the lessor for any on-site assets in which it has invested, insofar as these have a residual value and are not recoverable by Grifols.

•	Scranton Enterprises USA Inc. has required Grifols to lodge a cash or bank guarantee of US Dollars 25 million.

The main terms of the lease contract for the land on which the NFF building is located are as follows:

•	Initial lease period: 99 years

•	The annual rent has been established at a minimum of USD 1 per year.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Grifols also contracted a purchase option on the shares of Scranton Investments, B.V., a shareholder of Scranton Enterprises USA, Inc. This option, which has a cost of US Dollars 4 million (see note 32), can be exercised on the date on which the license is granted by the Food and Drug Administration (FDA), at five and ten years from that date, and on the expiry date of the lease contract. The purchase price will vary depending on the market value determined on the date the option is exercised.

(10)	Equity-Accounted Investments

Details of and movement in this caption in the consolidated balance sheet at 31 December 2010 are as follows:

	Thousands of Euros
	Balances at 31/12/09	Attributable profit/loss	Disposals	Acquisition	Translation differences	Balances at 31/12/10

Equity-accounted Investments	383	(879)	(463)	1,472	85	598

On 9 November 2010, the Group sold the interest that Diagnostic Grifols, S.A. had in Quest International, Inc. at a sale price of Euros 621 thousand.

The balance at 31 December 2010 reflects the investment which Gri-Cel, S.A. holds in Nanotherapix, S.L. (see note 2 (c), a joint venture accounted for using the equity method.

Details of and movement in this caption of the consolidated balance sheet at 31 December 2011 are as follows:

	Thousands of Euros
	Balances at 31/12/10	Attributable profit/loss	Acquisitions	Balances at 31/12/11

Equity accounted investments	598	(1,064)	1,467	1,001

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Summarised financial information on the equity accounted investments is as follows:

			Thousands of Euros
	Country	Percentage ownership	Assets	Liabilities	Equity	Result

31/12/2010

Nanotherapix, S.L.	Spain	51%	2,375	1,212	1,163	(312)

			2,375	1,212	1,163	(312)

31/12/2011

Nanotherapix, S.L.	Spain	51%	3,364	1,401	1,963	(672)

			3,364	1,401	1,963	(672)

(11)	Non-Current Financial Assets

Details of this caption of the consolidated balance sheet at 31 December 2011 and 2010 are as follows:

	Thousands of Euros
	31/12/11	31/12/10

Non-current guarantee deposits	3,555	1,217
Assets available for sale	0	535
Non-current derivatives (note 32)	3,091	0
Loans to third parties	5,755	5,783

Total non-current financial assets	12,401	7,535

At 31 December 2010 loans to third parties primarily comprise three mortgage loans extended to the owners of several plasma centres. These loans have a term of 20 years, bear interest at fixed rates and have been secured with mortgage collateral and personal guarantees.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(12)	Inventories

Details of inventories at 31 December are as follows:

	Thousands of Euros
	2011	2010

Goods for resale	89,562	64,724
Raw materials and other supplies	360,977	161,902
Work in progress and semi-finished goods	390,813	204,776
Finished goods	224,531	101,047

	1,065,883	532,449

Less, obsolescence provision	(35,542)	(4,584)

	1,030,341	527,865

Changes in inventories of finished goods, work in progress and supplies were as follows:

	Thousands of Euros
	2011	2010

Inventories of goods for resale
Net purchases	240,421	56,542
Changes in inventories	(37,769)	5,237

	202,652	61,779

Raw materials and supplies
Net purchases	235,119	225,994
Changes in inventories	(7,013)	13,864

	228,106	239,858

Inventories provision	794	3,181

Supplies	431,552	304,818

Changes in inventories of finished goods and work in progress	28,611	(47,082)
Inventories provision	6,539	1,333

Changes in inventories of finished goods and work in progress	35,150	(45,749)
Changes in inventories of finished goods and work in progress and supplies	466,702	259,069

*	Expenses/(Income)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Changes in goods for resale during 2011 and 2010 are as follows:

	Thousands of Euros
	2011	2010

Goods for resale at 1 January	64,724	65,718
Increase/(Decrease) in goods for resale	37,769	(5,237)
Translation differences	(12,931)	4,243

Goods for resale at 31 December	89,562	64,724

Changes in inventories of raw materials and supplies during 2011 and 2010 have been as follows:

	Thousands of Euros
	2011	2010

Inventories of raw materials at 1 January	161,902	170,987
Business combinations	172,942	0
Net cancellations for the year	(1,564)	0
Increase/(Decrease) in raw materials	7,013	(13,864)
Transaction costs on the acquisition of Talecris	0	(2,041)
Translation differences	20,684	6,820

Inventories of raw materials at 31 December	360,977	161,902

Changes in inventories of finished goods and work in progress during 2011 and 2010 are as follows:

	Thousands of Euros
	2011	2010

Inventories of finished goods and work in progress at 1 January	305,823	247,757

Business combinations	317,037	0
Net cancellations for the year	(16,038)	0
Increase/(Decrease) in inventories of finished goods and work in progress	(28,611)	47,082
Translation differences	37,133	10,984

Inventories of finished goods and work in progress at 31 December	615,344	305,823

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Net purchases include purchases made in the following foreign currencies:

	Thousands of Euros
	2011	2010

Currency
US Dollar	320,535	145,584
Other currencies	8,273	6,569

Movement in the inventory provision was as follows:

	Thousands of Euros
	2011	2010

Balance at 1 January	4,584	0
Net charge for the year	7,333	4,514
Business combinations	37,668	0
Net cancellations for the year	(17,315)	0
Translation differences	3,272	70

Balance at 31 December	35,542	4,584

(13)	Trade and Other Receivables

Details at 31 December 2011 and 2010 are as follows:

	Thousands of Euros
	31/12/11	31/12/10

Trade receivables	408,263	224,355

Debtors, sundry	91,976	31,012
Associates	17	5
Personnel	294	366
Advances for fixed assets	228	494
Other advances	5,843	3,265
Public entities, other receivables	10,258	8,890

Other receivables	108,616	44,032

Current income tax assets	15,110	14,607

	531,989	282,994

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Trade receivables

Trade receivables, net of the provision for bad debts, include notes receivable discounted at banks and pending maturity at 31 December 2011, which amount to Euros 1,153 thousand (Euros 1,396 thousand at 31 December 2010) (see note 22).

Trade receivables include balances in the following foreign currencies:

	Thousands of Euros
	31/12/11	31/12/10
Currency
US Dollar	149,059	52,466
Chilean Peso	12,574	17,008
Mexican Peso	11,982	10,583
Argentinean Peso	4,919	4,075
Brazilian Real	3,339	4,616
Czech Crown	2,658	3,030
Pound Sterling	3,017	3,116
Thai Baht	1,514	1,842
Polish Zloty	2,668	2,379
Australian Dollar	2,648	3,769
Other currencies	2,071	2,412

Other receivables

Other receivables at 31 December 2011 and 2010 include:

Euros 7,988 thousand (Euros 6,639 thousand at 31 December 2010) reflecting delay interest receivable from social security-affiliated bodies.

USD 84 million (Euros 65 million) receivable from Scranton Enterprises USA, Inc in respect of the sale of the property included in the NFF transaction (see note 9). This amount has been restated at 31 December 2011 as it does not accrue interest and consequently the balance receivable totals Euros 63 million.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

During 2011 and 2010 certain Spanish companies of the Grifols Group have sold receivables from several public entities, without recourse, to Deutsche Bank, S.A.E. Under these contracts, the Group receives an initial payment which usually amounts to approximately 90% of the nominal amount of the receivables sold less the associated transaction costs. The deferred collection (equivalent to the rest of the nominal amount) will be made by the Group once Deutsche Bank has collected the nominal amount of the receivables (or the interest, if the balances are received after more than 36 months, depending on the terms of each particular contract) and this amount is recognised in the balance sheet as a balance receivable from Deutsche Bank. At 31 December 2011 Euros 19,286 thousand is receivable in this respect (Euros 19,504 thousand at 31 December 2010). Deutsche Bank makes the initial payment when the sale is completed and therefore, the bad debt risk associated with this part of the nominal amount of the receivables is transferred. The Group has transferred the credit risk and control of the receivables to Deutsche Bank and has therefore derecognised the asset transferred, as the risks and rewards inherent to ownership have not been substantially retained.

Certain foreign group companies and one Spanish company have also entered into a contract to sell receivables without recourse to various financial institutions.

Total balances receivable without recourse sold to financial institutions through the aforementioned contracts in 2011 amount to Euros 157 million at 31 December 2011 (Euros 185.2 million in 2010).

The finance cost of these operations for the Group totals approximately Euros 6,185 thousand which has been recognised under finance costs in the consolidated income statement for 2011 (Euros 5,378 thousand in 2010) (see note 28).

Details of balances with related parties are shown in note 33.

Receivables from public entities are as follows:

	Thousands of Euros
	31/12/11	31/12/10

Taxation authorities, VAT	9,258	8,191
Social Security	82	85
Other public entities	918	614

Public entities, other receivables	10,258	8,890

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Current tax assets

Current tax assets are as follows:

	Thousands of Euros
	31/12/11	31/12/10

Recoverable income tax:
Current year	9,528	9,352
Prior years	5,582	5,255

Current tax assets	15,110	14,607

(14)	Other Current Financial Assets

Details of this caption of the consolidated balance sheet at 31 December 2011 and 2010 are as follows:

	Thousands of Euros
	31/12/11	31/12/10

Current investments	10,608	12,387
Guarantee deposits	—	44
Current loans to third parties	2,677	515
Financial derivatives (note 32)	3,619	—

Total other current financial assets	16,904	12,946

“Current financial investments” comprise current guarantee deposits held in financial institutions.

(15)	Other Current Assets

Details of this caption of the consolidated balance sheet at 31 December 2011 and 2010 are as follows:

	Thousands of Euros
	31/12/11	31/12/10

Prepaid expenses – professional services	2,188	72,983
Prepaid expenses – insurance	1,276	3,508
Royalties and rentals	1,759	2,589
Other prepaid expenses	4,172	1,548

Total other current assets	9,395	80,628

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

At 31 December 2010 prepaid expenses for professional services primarily comprised costs relating to the share capital increase, which were taken to equity when the capital increase was performed. Additionally, this item also includes costs relating to the issue of senior debt and corporate bonds were deducted from the financial liability when recognised (2 June 2011) (see note 22).

(16)	Cash and Cash Equivalents

Details of this caption of the consolidated balance sheet at 31 December 2011 and 2010 are as follows:

	Thousands of Euros
	31/12/11	31/12/10

Current deposits	52,908	211,564
Cash and Banks	287,678	28,085

Total cash and cash equivalents	340,586	239,649

The Group has performed certain financing and/or investment operations that have not required the use of cash or cash equivalents:

•

The Group sold properties in Spain and the US for an amount of Euros 214 million (excluding the outstanding balance of Euros 63 million). These properties had mortgages of Euros 53.5 million and the net cash inflow for these transactions amounts to Euros 160 million (see note 9).

•	Part of the payment for the acquisition of Talecris was made through the distribution of Class B shares (see note 3). The issue of Class B shares has had no impact on cash.

Details of cash and cash equivalents at 31 December 2011 and 2010 by currency are as follows:

	Thousands of Euros
	31/12/11	31/12/10

Currency
Euro	105,308	4,268
US Dollar	225,053	202,942
Other currency	10,225	32,439

	340,586	239,649

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(17)	Equity

Details of consolidated equity and changes are shown in the consolidated statement of changes in equity, which forms an integral part of this note to the consolidated annual accounts.

(a)	Share capital

At the extraordinary general shareholders’ meeting held on 25 January 2011, the shareholders of Grifols agreed to increase share capital by issuing 83,811,688 new shares without voting (Class B shares) rights to complete the acquisition of Talecris. The Class B non-voting shares were listed on the NASDAQ (USA) and the Spanish Automated Quotation System (SIBE/Continuous Market).

At the extraordinary general shareholders’ meeting held on 2 December 2011, the shareholders of Grifols agreed to increase share capital with a charge to voluntary reserves by issuing 29,687,658 new shares without voting rights to remunerate the shareholders.

On 1 June 2011 the Company announced that the “Nota sobre Acciones” (Securities Note) requested for the flotation of Class B Shares was registered. Grifols requested the flotation of the Class B Shares on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, as well as on the Spanish Automated Quotation System (“mercado continuo”) and, through the American Depositary Shares (ADSs), on the National Association of Securities Dealers Automated Quotation (NASDAQ). The trading of Class B Shares on the Spanish Automated Quotation System and the ADSs on the NASDAQ started on 2 June 2011.

At 31 December 2011, the Company’s share capital amounts to Euros 117,882,384 and comprises:

•	Class A shares: 213,064,899 ordinary shares of Euros 0.50 par value each, subscribed and fully paid and of the same class and series.

•	Class B shares: 113,499,346 non-voting preference shares of 0.10 Euros par value each, of the same class and series, and with the preferential rights set forth in the Company’s by-laws.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The fair value of the Class B shares issued in June 2011 has been estimated based on their market value during the first few weeks of listing as they were first listed on 2 June 2011. The positive difference, totalling Euros 52,864 thousand, arises from the difference between their fair value assigned by deed (Euros 776,935 thousand) and their fair value (Euros 829,799 thousand), and has been recognised in reserves.

The main characteristics of the Class B shares are as follows:

•

Each Class B share entitles its holder to receive a minimum annual preferred dividend out of the distributable profits at the end of each year equal to Euros 0.01 per Class B share if the aggregate preferred dividend does not exceed the distributable profits for that year and provided that the distribution of dividends has been approved by the Company’s shareholders. This preferred dividend is not cumulative if no sufficient distributable profits are obtained in the year.

•	Each Class B share is entitled to receive, in addition to the preferred dividend referred to above, the same dividends and other distributions as one Grifols ordinary share.

•

Each Class B share entitles the holder to its redemption under certain circumstances, if a tender offer for all or part of the shares in the Company has been made, except if holders of Class B shares have been entitled to participate in such an offer on the same terms as holders of Class A shares. The redemption terms and conditions reflected in the Company’s by-laws limit the amount that may be redeemed, requiring that sufficient distributable reserves be available, and limit the percentage of shares to be redeemed in line with the ordinary shares to which the offer is addressed.

•

In the event the Company were to be wound up and liquidated, each Class B share entitles the holder to receive, before any amounts are paid to holders of ordinary shares, an amount equal to the sum of (i) the par value of each Class B share, and (ii) the share premium paid for the Class B share when it was subscribed. Each holder is entitled to receive, in addition to the Class B liquidation preference amount, the same liquidation amount that is paid for each ordinary share.

These shares are freely transferable.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The Company only has information on the identity of its shareholders when this information is provided voluntarily or to comply with prevailing legislation. Based on the information available to the Company, its most significant shareholders with voting shares at 31 December 2011 and 2010 are as follows:

	Percentage ownership
	31/12/11	31/12/10

Capital Research and Management Company	15.02%	10.02%
Other	84.98%	89.98%

	100.00%	100.00%

(b)	Share premium

Movement in the share premium is described in the consolidated statement of changes in equity, which forms an integral part of this note to the consolidated annual accounts.

(c)	Accumulated gains

The drawdown of accumulated gains is subject to legislation applicable to each of the Group companies. At 31 December 2011, Euros 29,705 thousand equivalent to the carrying amount of development costs pending amortisation of certain Spanish companies (Euros 28,876 thousand at 31 December 2010) (see note 8) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortised.

(d)	Other reserves

At 31 December 2011 and 2010 other reserves include the EU-IFRS first-time adoption revaluation reserves and legal reserve of certain Group companies.

Legal reserve

Companies in Spain are obliged to transfer 10% of each year‘s profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

At 31 December 2011 the legal reserve of the Company has been fully appropriated and amounts to Euros 21,306 thousand (Euros 21,306 thousand at 31 December 2010).

Distribution of the legal reserves of Spanish companies is subject to the same restrictions as those of the Company and at 31 December 2011 and 2010 the balance of the legal reserve of other Spanish companies amounts to Euros 2,106 thousand.

Other foreign Group companies have a legal reserve amounting to Euros 687 thousand (Euros 692 thousand at 31 December 2010).

(e)	Treasury shares

Details of Class A treasury shares at 31 December 2011 and 2010 are as follows:

	No. of shares	Thousands of Euros

Balance at 1 January 2010	53,326	677
Acquisitions during 2010	105,000	1,250

Balance at 31 December 2010 and 2011	158,326	1,927

The Parent holds Class A treasury shares equivalent to 0.05% of its capital at 31 December 2011 (0.07% at 31 December 2010).

The Company has received 15,832 Class B shares from the share capital increase approved by the shareholders at the extraordinary general shareholders’ meeting held on 2 December 2011 (see section (a) of this note).

(f)	Distribution of profits

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders at their general meetings.

The board of directors will propose to the shareholders at their annual general meeting that the profit of Grifols, S.A. for the year ended 31 December 2011, amounting to Euros 167 thousand, be transferred to reserves (accumulated gains).

The distribution of the profit for the year ended 31 December 2010 is presented in the consolidated statement of changes in equity.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The dividend per share distributed in July 2010 is as follows:

	31/07/2010
	Thousands of Euros
	% of par value	Euro per share	Amount

Ordinary shares	26	0,13	27,229

Total dividends paid in July 2010	26	0,13	27,229

(g)	Cash flow hedges

In June and October 2011 Grifols contracted variable to fixed interest-rate swaps for initial nominal amounts of US Dollars 1,550 million and Euros 100 million, respectively, to hedge interest-rate risk on its senior debt. The Group has recognised these financial derivatives as cash flow hedges (see notes 5 (a) and 32).

(18)	Earnings per Share

The calculation of basic earnings per share is based on the profit for the year attributable to the shareholders of the Parent divided by the weighted average number of ordinary shares in circulation throughout the year, excluding treasury shares.

Details of the calculation of basic earnings per share are as follows:

	2011	2010

Profit for the year attributable to equity instrument holders of the Parent (thousands of Euros)	50,307	115,513

Weighted average number of ordinary shares in circulation	264,566,898	212,909,162

Basic earnings per share (Euros per share)	0.19	0.54

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The weighted average number of ordinary shares issued is determined as follows:

	Number of shares
	2011	2010

Issued ordinary shares at 1 January	212,906,573	213,011,573

Effect of shares issued	51,660,325	—

Effect of treasury shares	—	(102,411)

Average weighted number of ordinary shares issued at 31 December	264,566,898	212,909,162

Diluted earnings per share are calculated by dividing profit for the year attributable to shareholders of the Parent by the weighted average number of ordinary shares in circulation considering the diluting effects of potential ordinary shares. At 31 December 2011 and 2010 basic and diluted earnings per share are the same as no potential diluting effects exist.

(19)	Non-controlling Interests

Details of non-controlling interests and movement at 31 December 2010 are as follows:

	Thousands of Euros
	Balances at 31/12/09	Additions	Disposals	Translation differences	Balances at 31/12/10

Grifols (Thailand) Pte Ltd	1,203	367	(108)	255	1,717
Grifols Malaysia Sdn Bhd	303	302	—	76	681
Woolloomooloo Holdings Pty Ltd.	10,651	(915)	(158)	2,374	11,952

	12,157	(246)	(266)	2,705	14,350

Details of non-controlling interests and movement at 31 December 2011 are as follows:

	Thousands of Euros
	Balances at 31/12/10	Additions	Disposals	Acquisition of non-controlling interest	Translation differences	Balances at 31/12/11

Grifols (Thailand) Pte Ltd	1,717	197	(108)	0	(36)	1,770
Grifols Malaysia Sdn Bhd	681	38	0	0	(2)	717
Woolloomooloo Holdings Pty Ltd. (note 3)	11,952	(314)	(105)	(11,645)	112	0

	14,350	(79)	(213)	(11,645)	74	2,487

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(20)	Grants

Details are as follows:

	Thousands of Euros
	31/12/11	31/12/10

Capital grants	1,158	1,830
Interest-rate grants (preference loans)	208	258

Grants	1,366	2,088

Details of capital grants are as follows:

	Thousands of Euros
	31/12/11	31/12/10

Total amount of capital grant:
Prior years	5,797	5,474
Current period	347	323

	6,144	5,797

Less, revenues recognised:
Prior years	(3,752)	(3,140)
Current year	(1,029)	(612)

	(4,781)	(3,752)

Translation differences	(205)	(215)

Net value of capital grants	1,158	1,830

At 31 December 2011 interest-rate grants (preference loans) include Euros 208 thousand (Euros 258 thousand at 31 December 2010) of implicit interest on loans extended by the Spanish Ministry of Science and Technology as these are interest free.

Movement for 2010 is as follows:

	Balances at 31/12/09	Additions	Transfers to profit or loss	Balances at 31/12/10

Interest-rate grants (preference loans)	286	88	(116)	258

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement for 2011 is as follows:

	Balances at 31/12/10	Additions	Transfers to profit or loss	Balances at 31/12/11

Interest-rate grants (preference loans)	258	225	(275)	208

(21)	Provisions

Details of provisions at 31 December 2011 and 2010 are as follows:

	Thousands of Euros
Non-current provisions (a)	31/12/11	31/12/10

Provisions for pensions and similar obligations	8,554	787
Other provisions	2,498	591

Non-current provisions	11,052	1,378

	Thousands of Euros
Current provisions (b)	31/12/11	31/12/10

Trade provisions	81,112	4,365

Current provisions	81,112	4,365

(a)	Non-current provisions

At 31 December 2011 and 2010 provisions for pensions and similar obligations mainly comprise a provision made by certain foreign subsidiaries in respect of labour commitments with certain employees.

Movement in provisions during 2010 is as follows:

	Thousands of Euros
	Balances at 31/12/09	Charge	Write-off	Translation differences	Balances at 31/12/10

Non-current provisions	1,232	140	(71)	77	1,378

	1,232	140	(71)	77	1,378

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in provisions during 2011 is as follows:

	Thousands of Euros
	Balances at 31/12/10	Business Combination	Charge	Cancellations	Translation differences	Balances at 31/12/11

Non-current provisions	1,378	9,250	1,848	(2,254)	830	11,052

	1,378	9,250	1,848	(2,254)	830	11,052

		(note 3 (a))

Business combinations primarily comprise provisions for pensions and other similar items.

(b)	Current provisions

Movement in trade provisions during 2010 is as follows:

	Thousands of Euros
	Balances at 31/12/09	Charge	Cancellations	Translation differences	Balances at 31/12/10

Trade provisions	4,702	41	(414)	36	4,365

	4,702	41	(414)	36	4,365

Movement in trade provisions during 2011 is as follows:

	Thousands of Euros
	Balances at 31/12/10	Business Combination	Charge	Cancellations	Translation differences	Balances at 31/12/11

Trade provisions	4,365	67,965	2,045	(1,117)	7,854	81,112

	4,365	67,965	2,045	(1,117)	7,854	81,112

		(note 3 (a))

Trade provisions primarily reflect the amount estimated to cover the risk relating to certain lawsuits in progress.

(22)	Financial Liabilities

This note provides information on the contractual conditions of the loans obtained by the Group, which are measured at amortised cost, except the financial derivatives, which are measured at fair value. For further information on exposure to interest rate risk, currency risk and liquidity risk and the fair values of financial liabilities, please refer to note 32.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(a)	Non-current financial liabilities

Details at 31 December 2011 and 2010 are as follows:

	Thousands of Euros
Non-current financial liabilities	31/12/11	31/12/10

Issue of corporate bonds	0	446,918
Issue of Senior Unsecured Notes	850,143	0
Transaction costs of bond issue	(113,620)	(5,715)

Non-current bonds (a.1.1)	736,523	441,203

Senior Debt - Tranche A (US Dollars)	840,482	0
Senior Debt - Tranche B (US Dollars)	989,644	0
Senior Debt - Tranche A (Euros)	199,375	0
Senior Debt - Tranche B (Euros)	216,700	0
Embedded floor	(52,139)	0
Transaction costs on loan	(172,638)	(1,365)
Club Deal	0	100,000
Other loans	26,661	120,813
Finance lease liabilities (a.1.3)	24,617	4,734

Debt with financial institutions (a.1.2)	2,072,702	224,182

Loans and borrowings, bonds and other marketable securities (a.1)	2,809,225	665,385

Financial derivatives (note 32)	127,875	0
Other financial liabilities	8,688	10,474

Other non-current financial liabilities (a.2)	136,563	10,474

	2,945,788	675,859

(a.1) Loans and borrowings, bonds and other marketable securities

(a.1.1) Non-current bonds

On 13 January 2011, the Group closed its scheduled issue of High Yield Senior Unsecured Notes for an amount of US Dollars 1,100 million, with a seven-year maturity period (2018) and an annual coupon of 8.25%. This issue, in conjunction with the already completed syndicated loan described in paragraphs below enabled the Group to obtain the necessary funds to finance the acquisition of Talecris (see note 3) on 2 June 2011.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

On 2 June 2011 and in accordance with the requirements of the new credit agreement, the Group cancelled corporate bonds amounting to US Dollars 600 million and recognised all the transaction-related costs in profit and loss. The costs of cancelling the corporate bonds amount to Euros 112 million. These costs have been included as transaction costs as this was one of the necessary requirements for obtaining additional financing. These costs, in conjunction with other expenses incurred on the debt issue (underwriting fees, ticking fees, closing fees, etc.), amounting to Euros 240 million, have been deferred as transaction costs and will be recognised in profit and loss based on the effective interest rate. The finance expense corresponding to transaction costs taken to profit and loss in 2011 amounted to Euros 36.5 million.

Details of the high yield senior unsecured notes issued are as follows:

	Outstanding opening balance at 01/01/11	Issues	Repurchases or returns	Exchange rate adjustments and others	Outstanding closing balance at 31/12/11
Corporate bonds issued in 2010	446,918		(415,270)	(31,648)

High Yield Senior Unsecured(par value)		761,088		89,055	850,143

Total	446,918	761,088	(415,270)	57,407	850,143

(a.1.2) Debt with financial institutions

On 23 November 2010 the Company signed senior debt contracts of US Dollars 3,400 million for the acquisition of Talecris. Details of this collateralised senior debt are as follows:

•	Non-current senior debt Tranche A: loan repayable in five years and divided into two tranches: US Tranche A and Tranche A in a foreign currency.

•	US Tranche A:

•	Principal totalling US Dollars 1,200 million

•	Margin of 375 basis points (bp) linked to US Libor

•	US Libor floor of 1.75%

•	Tranche A in foreign currency:

•	Principal totalling Euros 220 million.

•	Margin of 400 basis points (bp) linked to Euribor

•	Euribor floor of 1.75%

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of the Tranche A principal by maturity are as follows:

	Tranche A in US Dollars			Tranche A in Euros
Maturity	Currency	Amortization in thousands of US Dollars	Amortization in thousands Euros	Currency	Amortization in thousands Euros

2012	US Dollars	112,500	86,946	Euros	20,625
2013	US Dollars	127,500	98,539	Euros	23,375
2014	US Dollars	180,000	139,114	Euros	33,000
2015	US Dollars	585,000	452,121	Euros	107,250
2016	US Dollars	195,000	150,708	Euros	35,750

Total	US Dollars	1,200,000	927,428	Euros	220,000

•	Non-current senior debt Tranche B: Six-year loan (payment of total principal on maturity) divided into two tranches: US Tranche B and Tranche B in a foreign currency.

•	US Tranche B:

•	Principal of US Dollars 1,300 million

•	Margin of 425 basis points (bp) linked to US Libor

•	US Libor floor of 1.75%

•	Tranche B in foreign currency:

•	Principal of Euros 220 million.

•	Margin of 450 basis points (bp) linked to Euribor

•	Euribor floor of 1.75%

Details of the Tranche B principal by maturity are as follows:

	Tranche B in US Dollars			Tranche B in Euros
Maturity	Currency	Amortization in thousands of US Dollars	Amortization in thousands Euros	Currency	Amortization in thousands Euros

2012	US Dollars	13,000	10,047	Euros	2,200
2013	US Dollars	13,000	10,047	Euros	2,200
2014	US Dollars	13,000	10,047	Euros	2,200
2015	US Dollars	13,000	10,047	Euros	2,200
2016	US Dollars	9,750	7,535	Euros	1,650
2017	US Dollars	1,231,750	951,968	Euros	208,450

Total	US Dollars	1,293,500	999,691	Euros	218,900

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•

Senior revolving credit facility: Amount of US Dollars 300 million maturing on 1 June 2016. At 31 December 2011 no amount has been drawn down on this facility. This facility has a floor of 1.75% of the reference lending rate.

•	US revolving credit facility

•	Amount committed: US Dollars 50 million

•	Margin of 375 basis points

•	US multicurrency revolving credit facility:

•	Amount committed: US Dollars 200 million

•	Margin of 375 basis points

•	Foreign currency revolving credit facility:

•	Amount committed: US Dollars 50 million

•	Margin of 400 basis points

The issue of Senior Unsecured Notes and senior debt is subject to compliance with certain financial covenants. At 31 December 2011 the Group complies with these financial covenants.

Grifols will not be able to distribute dividends while the leverage ratio (net financial debt/adjusted EBITDA) is higher 3.75, with a limit of US Dollars 10 million each year (see note 36).

Grifols, S.A., Grifols Inc. and other significant group companies, act as guarantor for the corporate bonds (HYB). Significant group companies are those companies that contribute 85% of earnings before interest, tax, depreciation and amortisation (EBITDA), 85% of the Group’s consolidated assets and 85% of total revenues, and those companies that represent more than 3% of the above mentioned indicators.

The Company and Grifols Inc. have pledged their assets as collateral, and the shares of certain group companies have been pledged, to guarantee repayment of the senior debt.

The Club Deal and other loans amounting to Euros 297 million were cancelled on 2 June 2011. All deferred costs associated with this cancelled debt were recognised as finance expenses in conjunction with the hedge derivative related to the issue of corporate bonds in September 2009. Total expenses incurred for these items amount to Euros 9.4 million.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(a.1.3) Finance lease liabilities

Details of minimum payments and the current finance lease liabilities, by maturity date, are as follows:

	Thousands of Euros
	31/12/11		31/12/10
	Current	Non-current	Current	Non-current

Minimum payments	9,886	29,925	3,552	5,089
Interest	(2,784)	(5,308)	(272)	(355)

Present value	7,102	24,617	3,280	4,734

	Thousands of Euros
	31/12/11			31/12/10
	Minimum payments	Interest	Present value	Minimum payments	Interest	Present value
Maturity at:
Less than one year	9,886	2,784	7,102	3,552	272	3,280
Two years	8,921	2,251	6,670	2,411	161	2,250
Three years	8,185	1,573	6,612	1,271	96	1,175
Four years	6,780	929	5,851	763	50	713
Five years	3,614	341	3,273	314	23	291
More than five years	2,425	214	2,211	330	25	305

Total	39,811	8,092	31,719	8,641	627	8,014

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(a.2) Other non-current financial liabilities

Details of the interest-free preference loans extended by the Spanish Ministry of Science and Technology, to various group companies are as follows:

		Thousands of Euros
			31/12/11		31/12/10
Company	Date awarded	Amount awarded	Non- current	Current	Non- current	Current

Instituto Grifols S.A	13/02/2002	691	—	—	—	94
Instituto Grifols S.A	17/01/2003	1,200	—	165	157	165
Instituto Grifols S.A	13/11/2003	2,000	266	279	520	279
Instituto Grifols S.A	17/01/2005	2,680	702	375	1,031	375
Instituto Grifols S.A	29/12/2005	2,100	787	287	1,025	288
Instituto Grifols S.A	29/12/2006	1,700	831	234	1,015	234
Instituto Grifols S.A	27/12/2007	1,700	994	232	1,164	232
Instituto Grifols S.A	31/12/2008	1,419	1,026	195	1,175	—
Instituto Grifols S.A	16/01/2009	1,540	1,217	212	1,294	—
Instituto Grifols S.A	17/01/2001	700	529	—	—	—
Laboratorios Grifols, S.A	29/01/2002	210	—	—	—	29
Laboratorios Grifols, S.A	15/01/2003	220	—	30	29	30
Laboratorios Grifols, S.A	26/09/2003	300	39	41	76	41
Laboratorios Grifols, S.A	22/10/2004	200	52	28	77	28
Laboratorios Grifols, S.A	20/12/2005	180	67	25	88	25
Laboratorios Grifols, S.A	29/12/2006	400	191	54	233	54
Laboratorios Grifols, S.A	27/12/2007	360	181	42	212	42
Laboratorios Grifols, S.A	31/12/2008	600	409	78	497	—
Diagnostic Grifols, S.A	27/11/2008	857	243	129	358	129
Diagnostic Grifols, S.A	25/05/2010	203	88	31	116	31
Diagnostic Grifols, S.A	13/06/2011	278	119	42	—	—
Grifols Engineering, S.A.	21/04/2009	524	372	69	427	34
Grifols Engineering, S.A.	21/04/2009	203	144	27	165	13
Grifols Engineering, S.A.	28/01/2010	100	81	7	85	—

		20,365	8,338	2,582	9,744	2,123

During 2011 the implicit borrowing costs taken to profit and loss amount to Euros 517 thousand (Euros 567 thousand in 2010) (see note 28).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of the maturity of other non-current financial liabilities are as follows:

	Thousands of Euros
	31/12/11	31/12/10
Maturity at:
Two years	2,522	2,964
Three years	5,050	2,159
Four years	1,398	1,989
Five years	36,815	1,266
More than five years	90,778	2,096

	136,563	10,474

(b)	Current financial liabilities

Details at 31 December 2011 and 2010 are as follows:

	Thousands of Euros
Current financial liabilities	31/12/11	31/12/10

Interest accrued on corporate bonds	29,224	7,207
Transaction costs of bond issue (a.1.1)	(20,496)	—
Promissory notes issued to bearer	9,795	8,235

Current Bonds	18,523	15,442

Senior Debt - Tranche A (US Dollars)	86,946	—
Senior Debt - Tranche B (US Dollars)	10,047	—
Senior Debt - Tranche A (Euros)	20,625	—
Senior Debt - Tranche B (Euros)	2,200	—
Embedded floor	(13,807)	—
Transaction costs on loan	(42,314)	(708)
Club Deal	—	66,667
Other loans	58,467	106,954
Finance lease liabilities	7,102	3,280

Debt with financial institutions (b.1.2)	129,266	176,193

Loans and borrowings, bonds and other marketable securities (b.1)	147,789	191,635

Financial derivatives (note 32)	—	8,560

Other current financial liabilities (b.2)	14,507	9,676

Other current financial liabilities	14,507	18,236

	162,296	209,871

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Current loans and borrowings include accrued interest amounting to Euros 424 thousand (Euros 483 thousand at 31 December 2010).

(b.1) Loans and borrowings, bonds and other marketable securities

(b.1.1) Current Bonds

Details of bonds at 31 December 2011 and 2010 are as follows:

	Thousands of Euros
	31/12/11	31/12/10

Promissory notes issued to bearer	9,960	8,373
Interest pending accrual on promissory notes issued to bearer	(165)	(138)
Interest accrued on corporate bonds	29,224	7,207
Transaction costs of bonds issued (a.1.1)	(20,496)	—

	18,523	15,442

Details of the issue of bearer promissory notes to group employees are as follows:

	31/12/10
	Issue date	Maturity date	Nominal amount per note (Euros)	Interest rate	Promissory notes subscribed (Thousands of Euros)	Interest pending accrual (Thousands of Euros)

Issue of bearer Promissory notes	05/05/10	05/05/11	3,000	5.00%	8,373	(138)

	31/12/11
	Issue date	Maturity date	Nominal amount per note (Euros)	Interest rate	Promissory notes subscribed (Thousands of Euros)	Buyback (Thousands of Euros)	Interest pending accrual (Thousands of Euros)

Issue of bearer promissory notes	05/05/11	04/05/12	3,000	5.00%	9,990	(30)	(165)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b.1.2) Current debt with financial institutions

Details of current loans and borrowings are as follows:

	Interest rate (*)	Thousands of Euros
		Drawn down
	Min – max	31/12/11	31/12/10
Loans in:
US Dollars (tranche A)	Libor + 3.75%	86,946	—
US Dollars (tranche B)	Libor + 4.25%	10,047	—
US Dollars	1.21-2.30%	1,100	1,384
Euros (tranche A)	Euribor + 4%	20,625	—
Euros (tranche B)	Euribor + 4.5%	2,200	—
Euros	1.17% - 12%	27,248	143,990
Other currencies	TIIE+2% - 15.84%	28,543	26,368

		176,709	171,742

Discounted trade notes (note 13)	1.25-5.63%	1,153	1,396

Current interest on debt with financial institutions		424	483

Finance lease payables		9,284	3,552

		187,570	177,173

Less, current portion of deferred finance expenses for leasing		(2,182)	(272)

Less, current portion of loan arrangement expenses		(42,315)	(708)

Embedded floor		(13,807)	—

		129,266	176,193

(*)	Loans accrue variable interest rates.

At 31 December 2011 the Group has a current unused credit lines of Euros 426,426 thousand (Euros 319,016 thousand at 31 December 2010).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b.2) Other current financial liabilities

At 31 December 2011 and 2010 other current financial liabilities also include approximately Euros 11,146 thousand and Euros 6,503 thousand, respectively, which have been collected directly from social security affiliated bodies and transferred to Deutsche Bank, S.A.E (see note 13).

(23)	Trade and Other Payables

Details are as follows:

	Thousands of Euros
	31/12/11	31/12/10

Suppliers	280,722	160,678
Other payables	27,335	11,928
Current income tax liabilities	4,691	4,172

	312,748	176,778

Suppliers

Details of balances with related parties are shown in note 33.

Balances with suppliers include the following payables in foreign currencies:

	Thousands of Euros
	31/12/11	31/12/10
Currency
US Dollar	167,519	58,932
Pound Sterling	715	405
Czech Crown	815	568
Chilean Peso	957	1,490
Brazilian Real	673	428
Swiss Franc	908	897
Other currencies	1,961	665

The Group’s exposure to currency risk and liquidity risk associated with trade and other payables is described in note 32.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Late payments to suppliers. “Reporting Requirement” Third Additional Provision of Law 15/2010 of 5 July 2010.

	Payments made and payable at the balance sheet date
	2011		2010
	Thousands of Euros	%	Thousands of Euros	%

Within maximum legal term	136,790	47	92,339	39
Other	153,027	53	146,412	61

Total payments for the year	289,817	100	238,751	100

Average weighted payment period exceeded (days)	27	—	30	—

Late payments exceeding maximum legal term at balance sheet date (thousands of Euros)	12,135		13,593

Other payables

Details are as follows:

	Thousands of Euros
	31/12/11	31/12/10

Taxation authorities, VAT/Canary Islands Tax	4,981	3,472
Taxation authorities, withholdings	3,216	3,119
Social Security	3,356	3,246
Other public entities	15,782	2,091

Other payables	27,335	11,928

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Current tax liabilities

Details are as follows:

	Thousands of Euros
	31/12/11	31/12/10

Taxation authorities, income tax:
Current year	3,521	4,161
Prior years	1,170	11

Current tax liabilities	4,691	4,172

(24)	Other Current Liabilities

	Thousands of Euros
	31/12/11	31/12/10

Salaries payable	72,037	28,321
Other payables	15,449	2,629

Other current liabilities	87,486	30,950

(25)	Revenues

Revenues are mainly generated by the sale of goods.

The distribution of net consolidated revenues for 2011 and 2010 by segment is as follows:

	%
	31/12/11	31/12/10

Bioscience	85%	78%
Diagnostics	7%	11%
Hospital	5%	9%
Raw materials	2%	1%
Others	1%	1%

	100%	100%

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The geographical distribution of net consolidated revenues is as follows:

	%
	31/12/11	31/12/10

Spain	13%	23%
European Union	17%	21%
United States	54%	34%
Rest of the world	16%	22%

	100%	100%

Net consolidated revenues include net sales made in the following foreign currencies:

	Thousands of Euros
	31/12/11	31/12/10
Currency
US Dollar	1,097,667	405,439
Pound Sterling	35,653	36,199
Chilean Peso	26,328	28,760
Mexican Peso	24,992	25,652
Brazilian Real	21,241	21,949
Australian Dollar	28,654	13,950
Czech Crown	13,191	13,698
Argentinean Peso	13,981	13,122
Polish Zloty	13,099	11,668
Other currency	21,273	18,989

(26)	Personnel Expenses

Details are as follows:

	Thousands of Euros
	31/12/11	31/12/10

Wages and salaries	394,714	232,174
Contributions to pension plans (note 31)	8,785	1,615
Other social charges	10,202	8,615
Social Security	74,940	46,604

	488,641	289,008

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The average headcount during 2011 and 2010, by department, was approximately as follows:

	Average headcount
	31/12/11	31/12/10

Manufacturing	8,668	4,443
Research & development – technical area	695	271
Administration and others	778	472
General management	139	98
Marketing	142	102
Sales and distribution	808	582

	11,230	5,968

The headcount of the Group and the Company’s Board of directors at 31 December 2010, by gender, is as follows:

	Number at 31/12/10
	Male	Female	Total number of employees

Directors	7	1	8
Manufacturing	2,105	2,438	4,543
Research & development – technical area	116	173	289
Administration and others	251	234	485
General management	50	51	101
Marketing	46	52	98
Sales and distribution	342	242	584

	2,917	3,191	6,108

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The headcount of the Group and the Company’s Board of directors at 31 December 2011, by gender, is as follows:

	Number at 31/12/11
	Male	Female	Total number of employees

Directors	10	1	11
Manufacturing	3,966	4,772	8,738
Research & development – technical area	310	379	689
Administration and others	373	396	769
General management	81	67	148
Marketing	56	82	138
Sales and distribution	440	326	766

	5,236	6,023	11,259

(27)	Other Operating Income and Expenses

Other operating expenses

Details are as follows:

	Thousands of Euros
	31/12/11	31/12/10
Changes in trade provisions (notes 21(b) and 32)	3,809	398
Professional services (note 15)	88,374	26,043
Commissions	14,035	8,038
Supplies and other materials	70,280	30,542
Operating leases (note 30 (a))	36,095	19,272
Freight	35,283	20,950
Repairs and maintenance costs	33,128	22,480
Advertising	40,236	14,636
Insurance	15,424	10,807
Royalties	6,163	884
Travel expenses	21,598	12,390
External services	20,487	15,776
Others	43,598	23,044

Other operating expenses	428,510	205,260

Research and development expenses incurred by the Group amount to Euros 76.7 million in 2011 (Euros 36.6 million in 2010).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Other operating income

	Thousands of Euros
	31/12/11	31/12/10

Income from insurance claims	2,090	771
Grants	2	307
Other income	101	118

Other operating income	2,193	1,196

(28)	Finance Income and Expense

Details are as follows:

	Thousands of Euros
	31/12/11	31/12/10

Interest from Social Security	4,671	2,876
Other finance income	1,090	1,650

Finance income	5,761	4,526

Club Deal	(1,473)	(4,475)
Finance expenses from sale of receivables (note 13)	(6,185)	(5,378)
Finance expenses from High Yield Unsecured Notes (note 22)	(20,847)	(31,923)
Implicit interest on preference loans (note 22 (a.2))	(517)	(567)
Finance expenses from unsecured senior corporate bonds (note 22)	(48,759)	—
Finance expenses from senior debt - tranche A (note 22)	(50,561)	—
Finance expenses from senior debt - tranche B (note 22)	(57,692)	—
Capitalised interest	7,612	2,399
Debt cancellation cost	(9,395)	0
Other finance expenses	(12,745)	(9,716)

Finance expenses	(200,562)	(49,660)

Change in fair value of financial derivatives (note 32)	1,279	(7,593)
Impairment and profit/(losses) on disposal of financial instruments	(805)	91
Exchange differences	(3,447)	1,616

Finance income and expense	(197,774)	(51,020)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

During 2011 the Group has capitalised interest at a rate of between 2.9% and 7.1% based on the financing received (between 2.6% and 7.1% during 2010) (see note 4 (f)).

(29)	Taxation

Grifols, S.A. is authorised to present a consolidated tax return with Diagnostic Grifols, S.A., Movaco, S.A., Laboratorios Grifols, S.A., Instituto Grifols, S.A., Logister, S.A., Biomat, S.A., Grifols Viajes, S.A., Grifols International, S.A., Grifols Engineering, S.A., Arrahona Optimus, S.L. and Gri-Cel, S.A. Grifols, S.A., in its capacity as Parent, is responsible for the presentation and payment of the consolidated tax return. Under prevailing tax law, the Spanish companies pay 30% tax, which may be reduced by certain deductions.

The North American company Grifols Inc. is also authorised to present consolidated tax returns in the USA with Grifols Biologicals Inc., Grifols USA, LLC., Biomat USA, Inc., Plasmacare, Inc, Grifols Therapeutics Inc, Talecris Plasma Resources, Inc. and Talecris Biotherapeutics Overseas Services. The profits of the companies domiciled in the USA, determined in accordance with prevailing tax legislation, are subject to tax of approximately 38% of taxable income, which may be reduced by certain credits.

a)	Reconciliation of accounting and taxable income

Details of the income tax expense are as follows:

	Thousands of Euros
	31/12/11	31/12/10
Profit for the year before income tax	80,023	157,784
Tax at 30%	24,007	47,335
Permanent differences	11,111	2,300
Effect of different tax rates	6,027	3,346
Deductions for research and development	(13,679)	(7,281)
Other deductions	(2,016)	(3,516)
Other income tax expenses/(income)	4,345	333

Total income tax expense	29,795	42,517

Deferred tax expenses	(13,509)	15,547
Current income tax	43,304	26,970

Total	29,795	42,517

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

b)	Deferred tax assets and liabilities

Details of deferred tax assets and liabilities are as follows:

	Thousands of Euros
	Tax effect
	31/12/11	31/12/10

Assets
Tax credits (deductions) in Spain	11,940	4,830
Tax credits (deductions) in USA	22,775	—
Tax loss carryforwards	18,797	1,233
Fixed assets, amortisation and depreciation	6,267	998
Unrealised margins on inventories	25,783	19,256
Provision for bad debts	1,801	395
Inventories	27,312	235
Cash flow hedges	13,658	1,120
Other provisions	20,424	4,297
Litigation provisions	14,679	—
Interest	15,712	—
Others	6,676	2,525

	185,824	34,889

Liabilities
Goodwill	35,611	17,948
Revaluations of assets	11,501	15,210
Fixed assets, amortisation and depreciation	59,843	40,520
Finance leases	2,140	3,396
Provision for investments	1,650	696
Fair value of fixed assets	63,860	—
Fair value of intangible assets	342,842	—
Fair value of provisions	(15,442)	—
Fair value of inventories	(12,320)	—
Debt cancellation costs	43,538	—
Others	5,218	1,371

	538,441	79,141

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in deferred tax assets and liabilities is as follows:

	Thousands of Euros
Deferred tax assets	2011	2010

Balance at 1 January	34,889	33,395
Movements during the year	69,238	990
Movements in equity during the year	12,687	(127)
Business combinations (note 3)	55,985	—
Translation differences	13,025	631

Balance at 31 December	185,824	34,889

	Thousands of Euros
Deferred tax liabilities	2011	2010

Balance at 1 January	79,141	60,325
Movements during the year	55,729	16,537
Business combinations (note 3)	358,621	—
Translation differences	44,950	2,279

Balance at 31 December	538,441	79,141

The Spanish companies have opted to apply accelerated depreciation to certain additions to property, plant and equipment, which has resulted in the corresponding deferred tax liability.

Details of deferred tax assets and liabilities on items directly debited and credited to equity during the year are as follows:

	Thousands of Euros
	Tax effect
	31/12/11	31/12/10

Cash flow hedges (note 17 (g))	(12,687)	127

	(12,687)	127

The remaining assets and liabilities recognised in 2011 were recognised on the income statement.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The Spanish consolidated companies have deductions pending application at 31 December 2011 mainly in respect of research and development, which are detailed below:

Year of origin	Thousands of Euros	Applicable through

2009	465	2024
2010	3,801	2025
2011	7,674	2026

	11,940

Most of the US tax deductions pending application are available for 20 years from their date of origin.

At 31 December 2011 the Group has recognised an amount of Euros 11,940 thousand from Spanish companies and Euros 22,775 thousand from US companies (Euros 4,830 thousand at 31 December 2010) in respect of tax credits derived from deductions pending application, on considering their future recovery to be reasonably certain.

At 31 December 2011 the Group has future tax deductions of Euros 23,261 thousand (Euros 23,685 thousand at 31 December 2010) pending application as a result of goodwill generated on the acquisition of Biomat USA, Inc. This amount will be deducted annually from the taxable profits until 2022. The yearly amount that has been applied in 2011 at the tax rate of 30% has been Euros 424 thousand (Euros 2,121 thousand in 2010). The Group has recognised a deferred tax liability of Euros 15,272 thousand for the deductions applied for this item at 31 December 2011 (Euros 14,848 thousand at 31 December 2010).

At 31 December 2011 the Group has future tax deductions of Euros 9,599 thousand (Euros 9,727 thousand at 31 December 2010) pending application as a result of goodwill generated on the acquisition of Plasmacare, Inc. This amount will be deducted annually from the taxable profits until 2026. The yearly amount applied in 2011 at the tax rate of 30% has been Euros 128 thousand (Euros 641 thousand in 2010). The Group has recognised a deferred tax liability of Euros 3,228 thousand for the deductions applied for this item at 31 December 2011 (Euros 3,100 thousand at 31 December 2010).

At 31 December 2011 the Group has recognised tax loss carryforwards of Euros 18,797 thousand (Euros 1,233 thousand at 31 December 2010). These tax credits derive from the US companies and are available for 20 years from their date of origin.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The Group has tax loss carryforwards of Euros 2,670 thousand from Grifols Portugal which have not been recognised as deferred tax assets (Euros 1,231 thousand at 31 December 2010). Additionally, the Group has not recognised the tax effect of the tax loss carryforwards of Grifols Brasil, which amount to Euros 464 thousand in 2011. The remaining companies do not have significant tax loss carryforwards that have not been recognised.

c)	Years open to inspection

Under prevailing legislation, taxes cannot be considered to be definitively settled until the returns filed have been inspected by the taxation authorities, or the prescription period has elapsed.

The Group has the following tax inspections underway:

•	Logística Grifols, S.A. de CV: Tax report on the financial statements for 2005 and 2006. Group management does not expect any significant liability to derive from this inspection.

•	Grifols Brasil, Lda.: Value-added tax on sales and services for 2006 to 2010. Group management does not expect any significant liability to derive from this inspection.

•

Grifols Therapeutics, Inc.: Notification of inspection of “North Carolina Income and Franchise Tax” for 2006 to 2008 and “Personal Property Tax (Johnston County)” from 2006 to 2010. The Group does not expect any significant liability to derive from this inspection.

•

Talecris Plasma Resources, Inc.: Notification of inspection of “North Carolina Income and Franchise Tax” for 2006 to 2008. The Group does not expect any significant liability to derive from this inspection.

No significant liabilities have arisen as a result of the inspection of income tax for 2006, 2007 and 2008 in Grifols Inc. and subsidiaries, which was concluded in 2011.

(30)	Operating Leases

(a)	Operating leases (as lessee)

At 31 December 2011 and 2010 the Group leases buildings from third parties under operating leases.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

In addition to the lease contracts described in note 9 (h) (i), the Group has warehouses and buildings contracted under operating lease. The duration of these lease contracts ranges from between 1 to 30 years. Contracts may be renewed on termination. Lease instalments are adjusted periodically in accordance with the price index established in each contract. One Group company has entered into lease contracts which include contingent rents. These contingent rents have been based on production capacity, surface area used and the real estate market and are expensed on a straight line basis.

Operating lease instalments of Euros 36,095 thousand have been recognised as an expense for the year at 31 December 2011 (Euros 19,272 thousand at 31 December 2010) (see note 27) and comprise minimum lease payments.

Future minimum payments on non-cancellable operating leases at 31 December 2011 and 2010 are as follows:

	Thousands of Euros
	31/12/11	31/12/10

Maturity:
Up to 1 year	53,054	13,769
Between 1 and 5 years	180,802	31,003
More than 5 years	72,744	7,856

Total future minimum payments	306,600	52,628

(b)	Operating leases (as lessor)

The contract under which the Group leased a building to third parties expired on 31 March 2011, and consequently the Group has no minimum lease payments receivable at 31 December 2011.

Income of Euros 24 thousand has been recognised for 2011 (Euros 96 thousand for 2010).

	Thousands of Euros
	31/12/11	31/12/10

Maturity:
Up to 1 year	—	64
Between 1 and 5 years	—	21
More than 5 years	—	—

Total future minimum payments	—	85

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(31)	Other Commitments with Third Parties and Other Contingent Liabilities

(a)	Guarantees

The Group has not extended any security or bank guarantees to third parties.

(b)	Guarantees to third parties

The Group has no guarantees extended to third parties.

(c)	Obligations with personnel

The Group’s annual contribution to defined contribution pension plans of Spanish group companies for 2011 has amounted to Euros 522 thousand (Euros 460 thousand for 2010).

In successive years this contribution will be defined through labour negotiations.

Savings plan and profit-sharing plan

The Group has a defined contribution plan (savings plan), which qualifies as a deferred salary arrangement under Section 401 (k) of the Internal Revenue Code (IRC). Once eligible, employees may elect to contribute a portion of their salaries to the savings plan, subject to certain limitations. Grifols matches 100% of the first 3% of employee contributions and 50% of the next 2%. Group and employee contributions are fully vested when contributed. The plan assets are held in trust and invested as directed by the plan participants. The total cost of matching contributions to the savings plan was US Dollars 8.1 million for the year ended 31 December 2011 for legacy Grifols and for the seven month period ended 31 December 2011 for newly acquired companies. The recognition of this amount is consistent with each participant’s salary.

As a result of the acquisition, the savings plan now includes a profit sharing portion. Under this plan, the Group may elect to contribute up to 3% of eligible employees’ earnings to their savings plan accounts, as defined. For 2011, Grifols has approved a payout of 1.5% of eligible earnings, as defined. The cost of the profit-sharing portion of the savings plan was US Dollars 2.4 million for the seven-month period ended 31 December 2011. The recognition of this amount is consistent with each participant’s salary. This plan has been terminated at 31 December 2011 and the final payout will take place in March 2012.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Supplemental savings plan

As a result of the acquisition, the Group has a supplemental savings plan, which is an unfunded non-qualified deferred compensation plan in which employees at certain executive levels are eligible to defer pre-tax earnings and make additional contributions subject to certain limitations. The contributions matched by the Group are similar to those made in the savings plan and are fully vested when contributed. The contributions matched for the periods presented are not material to the consolidated financial statements. At 31 December 2011 US Dollars 3.9 million has been recognised under non-current provisions in the consolidated balance sheet. As from 31 December 2011, no further contributions to this plan will be permitted.

Other plans

An unfunded defined benefit pension plan is provided to certain Talecris Biotherapeutics, GmbH employees in Germany as required by statutory law. The pension cost relating to this plan was not material for the periods presented.

(d)	Purchase commitments

Details of the Group’s commitments to purchase plasma at 31 December 2011 are as follows:

2012: US Dollars 101,203 thousand

2013: US Dollars 76,773 thousand

2014: US Dollars 92,140 thousand

2015: US Dollars 94,443 thousand

2016: US Dollars 89,740 thousand

(e)	Judicial procedures and arbitration

Details of legal proceedings in which the Company or Group companies are involved are as follows:

Instituto Grifols, S.A.

•	A claim brought against the Health Board of Castilla y León in February 2005.

The plaintiff (an individual) claimed Euros 180 thousand in damages due to having allegedly contracted Hepatitis C. The health authorities requested that this claim be extended to include the Company.

This claim was rejected by the Spanish High Court on 30 December 2010, but the ruling was subsequently appealed by the claimant. The Group is pending the final ruling on this litigation.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•

The Company was notified in 2007 of a claim for maximum damages of Euros 12,960 thousand filed by a group of 100 Catalan haemophiliacs against all plasma fractionation companies. During 2008 this claim was rejected, and the ruling appealed. Notification was published on 21 January 2011 that on 18 January 2011 the Barcelona Provincial Court had rejected the haemophiliacs’ claim. The Group is currently awaiting the ruling on the appeal filed by the counterparties with the Catalan High Court.

Grifols Biologicals Inc.

•	Legal proceedings (consent decree) which were brought against the plasma fractioning centre in Los Angeles.

The blood plasma fractioning centre in Los Angeles is managed through consent decree which was applied for in January 1998 to the Courts by the Food and Drug Administration (FDA) and US Department of Justice as a result of an infringement of FDA regulations committed by the former owner of the centre (Alpha Therapeutic Corporation, hereinafter A.T.C.). As a result of this consent decree, the Los Angeles centre is subject to strict FDA audits and may only sell products manufactured in the centre subsequent to prior authorisation.

In March 2004 as a result of improvements to the centre made by the Group, the FDA awarded several free sales certificates for the former ATC products manufactured in this centre.

Based on the current level of compliance, there are no commercial activities that are prohibited or limited by the consent decree. The Company cannot guarantee if or when the consent decree will be lifted.

No provision has been made for these legal issues as the Group considers that these will not have a probable adverse impact for the Group.

(f)	Plasma Centers of America, LLC and G&M Crandall Limited Family Partnership

On 13 December 2010, a jury in the state court case rendered a verdict in the amount of US Dollar 37 million in favour of Plasma Centers of America, LLC (PCA) against Talecris Plasma Resources Inc. (TPR) in a breach of contract claim, which was confirmed by the court in post trial motions. The Talecris management filed an appeal to the North Carolina Court of Appeals to review the judgement entered in this case. In the event that the jury’s verdict is confirmed, a simple interest rate of 8% will be imposed by law from the date of the breach, amounting to approximately US Dollars 9.8 million at 31 December 2011, US Dollars 1.7 million of which have been accrued since the date on which Talecris was acquired. The current provisions in the consolidated balance sheet related to the PCA judgment amounts to US Dollars 46,6 million (Euros 36 million).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

During the first quarter of 2011, the Talecris Group secured an appeal bond from a surety company in the amount of US Dollars 25 million in regard to this litigation.

(g)	Foreign Corrupt Practices Act (FCPA)

The Group is carrying out an internal investigation, which was underway before the acquisition, into potential violations of the Foreign Corrupt Practices Act (FCPA) of which the Talecris Group became aware while conducting an unrelated review. The FCPA investigation is being conducted by outside counsel. The investigation initially focused on sales to certain Eastern European and Middle Eastern countries, primarily Belarus, Russia, and Iran, but the Group is also reviewing sales practices in Brazil, China, Georgia, Turkey and other countries as deemed appropriate.

In July 2009, the Talecris Group voluntarily contacted the U.S. Department of Justice (DOJ) to advise them of the investigation and to offer cooperation in any investigation that the DOJ might want to conduct or that it wants Talecris to conduct. The DOJ has not indicated what action it may take, if any, against the Group or any individual, or the extent to which it may conduct its own investigation. Even though Talecris self-disclosed this matter to the DOJ, this or other federal agencies may seek to impose sanctions that may include, among other things, debarment, injunctive relief, disgorgement, fines, penalties, appointment of a monitor, appointment of new control staff, or enhancement of existing compliance and training programs. Other countries in which Talecris has done business may initiate their own investigations and impose similar penalties. As a result of this investigation, shipments to some of these countries have been suspended until the Group has additional safeguards in place. In some cases, safeguards involved terminating consultants and suspending relations with or terminating distributors in countries under investigation as circumstances warranted. The Group made an initial presentation of some of its findings to the DOJ in July 2011 and will continue to present its findings from the investigation to the DOJ. Given the preliminary nature of the findings, our continuing investigation and the uncertainties regarding this matter, we are unable to estimate the final outcome. The Group’s directors consider that the final ruling on this litigation could have a significant impact on the financial statements of the Group. As this litigation is currently underway, the Group’s legal advisors recommend disclosing no more than the above information in these consolidated annual accounts, as disclosing additional information could seriously harm the Group’s interests.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(h)	Compliance with the Pharmaceutical Pricing Agreement

In November 2009, the Talecris Group received a letter from the United States Attorney’s Office for the Eastern District of Pennsylvania (USAO). The USAO requested a meeting to review the compliance with the terms of the Pharmaceutical Pricing Agreement (PPA) under the Public Health Service program. Specifically, the USAO asked for information related to the sale of the IGIV product, Gamunex, under that program. In order to have federal financial participation apply to their products under the Medicaid program and to obtain Medicare Part B coverage, manufacturers are required to enter into a PPA. The PPA obligates manufacturers to charge covered entities the Public Health Service price for drugs intended for outpatient use. The Public Health Service price is based on the Medicaid rebate amount. The Group believes that they have complied with the terms of the PPA and federal law. If the USAO determines that the Talecris practices are inconsistent with the terms of the PPA, the USAO has stated that it may file a civil action against us under the Anti-fraud Injunction Act and seek a court order directing the company to comply with the PPA or, potentially, proceed under some other legal theory.

The Group could also be subject to fines, damages, penalties, appointment of a monitor, or enhancement of existing compliance and training programs as a result of government action. The Group is cooperating with the investigation and intend to respond to information requests from the USAO. Based on the information obtained to date, the Group have not determined that any potential liability that may result is probable or can be reasonably estimated.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(32)	Financial Instruments

Classification

Disclosure of financial instruments by nature and category is as follows:

	Thousands of Euros
	31/12/10
	Available-for- sale financial assets	Loans and receivables	Financial assets held for trading	Debts and payables

Non-current financial assets	535	7,000	—	—
Other current financial assets	—	12,946	—	—
Financial derivatives	—	—	(8,560)	—
Trade and other receivables	—	259,497	—	—
Bank loans	—	—	—	(392,361)
Other financial liabilities	—	—	—	(20,150)
Bonds and other securities	—	—	—	(456,645)
Finance lease liabilities	—	—	—	(8,014)
Trade and other payables	—	—	—	(160,678)
Debts with associates	—	—	—	(1,162)
Other current liabilities	—	—	—	(2,629)

	535	279,443	(8,560)	(1,041,639)

	Thousands of Euros
	31/12/11
	Loans and receivables	Financial assets held for trading	Debts and payables

Non-current financial assets	9,310	—	—
Other current financial assets	13,285	—	—
Financial derivatives	—	(121,165)	—
Trade and other receivables	506,621	—	—
Bank loans	—	—	(2,170,249)
Other financial liabilities	—	—	(23,195)
Bonds and other securities	—	—	(755,046)
Finance lease liabilities	—	—	(31,719)
Trade and other payables	—	—	(280,722)
Debts with associates	—	—	(2,435)
Other current liabilities	—	—	(15,449)

	529,216	(121,165)	(3,278,815)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Net losses and gains by financial instrument category

Details are as follows:

Financial assets

	Thousands of Euros
	31/12/10
	Assets at fair value through profit or loss	Loans and receivables	Total

Finance income at amortised cost	—	4,526	4,526
Change in fair value	1,601	—	1,601
Reclassification of equity to profit or loss	—	—	—

Net gains/(losses) in profit and loss	1,601	4,526	6,127

Total	1,601	4,526	6,127

	Thousands of Euros
	31/12/11
	Assets at fair value through profit or loss	Loans and receivables	Hedging derivatives	Total

Finance income at amortised cost	—	5,761	—	5,761
Change in fair value	13,211	—	—	13,211

Net gains/(losses) in profit and loss	13,211	5,761	0	18,972

Change in fair value	—	—	33,871	33,871

Net gains/(losses) in equity	0	0	33,871	33,871

Total	13,211	5,761	33,871	52,843

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Financial liabilities

	Thousands of Euros
	31/12/10
	Liabilities at fair value through profit or loss	Debts and payables	Hedging derivatives	Total

Finance expenses at amortised cost	—	(49,660)	—	(49,660)
Change in fair value	(9,194)	—	—	(9,194)
Reclassification of equity to profit or loss	—	—	(324)	(324)

Net gains/(losses) in profit and loss	(9,194)	(49,660)	(324)	(59,178)

Total	(9,194)	(49,660)	(324)	(59,178)

	Thousands of Euros
	31/12/11
	Liabilities at fair value through profit or loss	Debts and payables	Hedging derivatives	Total

Finance expenses at amortised cost	—	(200,562)	—	(200,562)
Change in fair value	(11,932)	—	—	(11,932)
Reclassification of equity to profit or loss	—	—	(2,870)	(2,870)

Net gains/(losses) in profit and loss	(11,932)	(200,562)	(2,870)	(215,364)

Total	(11,932)	(200,562)	(2,870)	(215,364)

Fair value

The fair value of High-Yield Bonds unsecured notes and tranche A and B senior debt amounts to Euros 3,266 million at 31 December 2011 (Euros 496 million corresponding to the corporate bonds at 31 December 2010). The valuation was based on observable market data.

Financial derivatives have been valued based on observable market data (level 2 of fair value hierarchy).

The fair value of financial assets and the remaining financial liabilities does not differ significantly from their carrying amount.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Financial derivatives

a)	Derivative financial instruments at fair value through profit or loss

Derivative financial instruments that do not meet the hedge accounting requirements are classified and measured as financial assets or financial liabilities at fair value through profit and loss.

At 31 December 2011 and 2010 the Group has recognised the following derivatives:

			Thousands of Euros
Derivatives	Currency	Notional amount	Value at 31/12/11	Value at 31/12/10	Maturity

Interest rate swap	EUR	50,000,000	0	(1,809)	31/12/2011
Interest rate swap (cash flow hedges)	USD	1,522,685,000	(34,999)	0	30/06/2016
Interest rate swap (cash flow hedges)	EUR	100,000,000	(2,762)	0	30/09/2014
Flip-flop swap (Option)	EUR	100,000,000	(135)	0	30/09/2014
Swap floor	USD	1,522,685,000	(801)	0	30/06/2016
Embedded floor of senior debt	EUR	438,900,000	(13,365)	0	01/06/2017
Embedded floor of senior debt	USD	2,493,500,000	(75,813)	0	01/06/2017

Total Liabilities			(127,875)	(1,809)

			(note 22)	(note 22)

Unquoted future	N/A	1,000,000	1,389	(2,821)	29/06/2012
Unquoted future	N/A	2,200,000	2,230	(3,930)	29/06/2012
Call option (note 9 (h)(ii))	N/A	N/A	3,091	0	miscellaneous

Total Assets			6,710	(6,751)

			(notes 11 & 14)	(note 22)

As the floor related to Tranches A and B of the senior financing is in the money, an embedded derivative exists on these contracts, which has been measured at fair value and recognised separately from the loans.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

In June 2011, the Group contracted two derivatives in order to comply with the compulsory hedging requirements stipulated in the credit agreement. These derivatives comprise a step-up interest rate swap and a floor swap, which have an initial nominal amount of US Dollars 1,550 each. The interest rate swap complies with hedge accounting criteria (see note 17 (g)).

In October 2011, the Group contracted a variable to fixed interest-rate swap, which has a nominal of Euros 100 million and expires in September 2014. This interest-rate swap also complies with hedge accounting criteria (see note 17 (g)).

During 2009 the Company contracted two unquoted futures contracts, the notional underlying of which consists of the Company’s shares, with a solvent financial institution. The two contracts have 2 million and 2.2 million underlying with an exercise price of Euros 11.6107 and Euros 11.9864, respectively. The initial expiry of the contracts was 30 December 2010, although the Company had the option of terminating them prior to that date. The contracts are settled by differences between the market value of the notional underlying and the exercise price. In March, June and December 2011 the Group agreed to extend the futures contract to 29 June 2012, through a novation without liquidation under the same terms and conditions.

b)	Bond issue hedging derivative financial instruments

See explanation in note 17 (g).

Credit risk

Exposure to credit risk

The carrying amount of financial assets represents the maximum exposure to credit risk. At 31 December 2011 and 2010 the maximum level of exposure to credit risk is as follows:

		Thousands of Euros
Carrying amount	Note	31/12/11	31/12/10

Non-current financial assets	11	9,310	7,535
Non-current financial derivatives	11	3,091	0
Other current financial assets	14	13,285	12,946
Current financial derivatives	14	3,619	0
Trade receivables	13	408,263	224,355
Other receivables	13	98,358	35,142
Cash and cash equivalents	16	340,586	239,649

		876,512	519,627

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The maximum level of exposure to risk associated with receivables at 31 December 2011 and 2010, by geographical area, is as follows.

	Thousands of Euros
Carrying amount	31/12/11	31/12/10

Domestic	129,917	70,517
EU countries	53,408	50,210
United States of America	122,204	43,833
Other European countries	28,270	3,162
Other regions	74,464	56,633

	408,263	224,355

Impairment losses

Details of the maturity of trade receivables, net of impairment provisions are as follows:

	Thousands of Euros
	31/12/11	31/12/10

Not matured	246,556	148,838
Less than 1 month	43,517	21,860
1 to 4 months	50,919	32,729
4 months to 1 year	51,248	14,812
More than a year	16,023	6,116

	408,263	224,355

Unimpaired receivables that are past due mainly relate to public entities.

Movement in the provision for bad debts was as follows:

	Thousands of Euros
	31/12/11	31/12/10

Opening balance	3,777	4,038
Business combination	2,251	0
Net provisions for the year	2,974	357
Net cancellations for the year	(323)	(796)
Translation differences	192	178

Closing balance	8,871	3,777

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

An analysis of the concentration of credit risk is provided in note 5.

Liquidity risk

Details of the contracted maturity date of financial liabilities, including borrowing costs and excluding the effects of offsetting agreements, are as follows:

		Thousands of Euros
Carrying amount	Note	Carrying amount at 31/12/10	Contractual flows	6 months or less	6 - 12 months	1-2 years	2- 5 years	More than 5 years

Financial liabilities
Bank loans	22	392,361	420,168	117,256	66,428	87,986	92,561	55,937
Other financial liabilities	22	20,150	22,361	8,150	2,134	3,467	6,283	2,327
Bonds and other securities	22	456,645	728,893	23,771	15,537	31,073	93,220	565,292
Finance lease liabilities	22	8,014	8,629	2,034	1,505	2,412	2,348	330
Debts with associates	33	1,162	1,162	1,162	—	—	—	—
Suppliers	23	160,678	160,678	160,657	21	—	—	—
Other current liabilities	24	2,629	2,629	2,629	—	—	—	—
Derivative financial liabilities
Interest rate swap	22	1,809	1,809	—	—	—	1,809	—
Unquoted futures	22	6,751	6,751	6,751	—	—	—	—

Total		1,050,199	1,353,080	322,410	85,625	124,938	196,221	623,886

		Thousands of Euros
Carrying amount	Note	Carrying amount at 31/12/11	Contractual flows	6 months or less	6 - 12 months	1-2 years	2- 5 years	More than 5 years

Financial liabilities
Bank loans	22	2,170,249	2,766,715	118,896	141,979	453,291	1,809,874	242,675
Other financial liabilities	22	23,195	27,459	13,904	2,725	5,720	2,983	2,127
Bonds and other securities	22	755,046	1,211,539	64,419	24,756	97,537	95,054	929,773
Finance lease liabilities	22	31,719	35,837	3,918	3,937	15,989	9,774	2,219
Debts with associates		2,435	2,435	2,435	0	0	0	0
Suppliers	24	280,722	280,722	280,712	10	0	0	0
Other current liabilities		15,449	15,449	5,026	10,423	0	0	0

Derivative financial liabilities	22	127,875	127,875	0	0	2,897	35,800	89,178

Total		3,406,690	4,468,031	489,310	183,830	575,434	1,953,485	1,265,972

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Currency risk

The Group’s exposure to currency risk is as follows (expressed in thousands of Euros):

	Thousands of Euros
	31/12/10
	EUR (*)	USD (**)

Trade receivables	67	3,938
Receivables from Group companies	12	0
Loans to Group companies	16,852	0
Cash and cash equivalents	415	45
Trade payables	(533)	(6,200)
Payables to Group companies	(6,828)	(21,455)
Non-current bank loans	(5,875)	0
Current bank loans	(979)	(262)
Non-current bonds	(9,860)	0

Balance sheet exposure	(6,729)	(23,934)

(*)	balances in Euros in subsidiaries with USD local currency
(**)	Balances in USD in subsidiaries with Euro local currency

	Thousands of Euros
	31/12/11
	EUR (*)	USD (**)

Trade receivables	4,226	4,700
Receivables from Group companies	63,449	77
Loans to Group companies	0	0
Cash and cash equivalents	9,544	3,069
Trade payables	(3,277)	(15,653)
Payables to Group companies	(18,564)	(8,708)
Loans to Group companies	(29,644)	0

Balance sheet exposure	25,734	(16,515)

(*)	balances in Euros in subsidiaries with USD local currency
(**)	Balances in USD in subsidiaries with Euro local currency

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The most significant exchange rates applied during the years ended 31 December 2011 and 2010 are as follows:

	Average exchange rate		Closing exchange rate
Euro	2011	2010	31/12/11	31/12/10

USD	1.39	1.34	1.29	1.34

A sensitivity analysis for foreign exchange fluctuations is as follows:

Had the US Dollar strengthened by 10% against the Euro at 31 December 2011, equity would have increased by Euros 137,773 thousand (Euros 34,973 thousand at 31 December 2010) and profit would have increased by Euros 922 thousand (at 31 December 2010 it would have decreased by Euros 3,066 thousand). This analysis assumes that all other variables are held constant, especially that interest rates remain constant. This analysis has been performed using the same criteria as in 2010.

A 10% weakening of the US Dollar against the Euro at 31 December 2011 and 2010 would have had the opposite effect for the amounts shown above, all other variables being held constant.

Interest-rate risk

Interest-rate profile

To date, the profile of interest on interest-bearing financial instruments is as follows:

	Thousands of Euros
	2011	2010
Fixed-interest financial instruments
Financial assets	19,040	19,220
Financial liabilities	(755,046)	(457,521)

	(736,006)	(438,301)

Variable-interest financial instruments
Financial liabilities	(2,201,968)	(399,499)

	(2,201,968)	(399,499)

	(2,937,974)	(837,800)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Sensitivity analysis

Had the interest rate at 31 December 2011 been 100 basis points higher, the interest expense would have increased by Euros 4.5 million, the finance expense due to changes in the value of derivatives would have been Euros 28 million lower and equity would have increased as a result of changes in derivatives to which hedge accounting is applied.

A 100 basis point variation in interest rates at the presentation date of 31 December 2010 would have varied equity and consolidated profit after income tax by Euros 3,794 thousand.

(33)	Balances and Transactions with Related Parties

Details of balances with related parties are as follows:

	Thousands of Euros
	31/12/11	31/12/10

Receivables from associates	0	5
Receivables from other related parties	63,305	0
Debts with associates	(2,435)	(1,162)
Payables to members of the board of directors	(97)	(62)
Payables to other related parties	(10,482)	(4,641)

	50,291	(5,860)

Payables are included in suppliers and trade payables (see note 23).

(a)	Group transactions with related parties

Group transactions with related parties during 2010 were as follows:

	Thousands of Euros
	Associates	Key management personnel	Other related parties	Board of directors of the Company

Net purchases	(505)	—	—	—
Net sales	14	—	—	—
Other service expenses	—	—	(12,506)	(180)
Personnel expenses	—	(5,839)	—	(2,066)

	(491)	(5,839)	(12,506)	(2,246)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Group transactions with related parties during 2011 are as follows:

	Thousands of Euros
	Associates	Key management personnel	Other related parties	Board of directors of the Company

Net sales	102	—	—	—
Net purchases Operating lease	(1,690)	—	—	—
expenses (note 9 h (i))	—	—	(4,909)	—
Other service expenses	—	—	(30,671)	(180)
Sale of fixed assets (note 9)	—	—	233,629	—
Personnel expenses	—	(5,718)	—	(2,338)

	(1,588)	(5,718)	198,049	(2,518)

Other service expenses include contributions to non-profit organisations totalling Euros 653 thousand in 2011 (Euros 2,609 thousand in 2010).

Other expenses for services also include costs for professional services with related companies amounting to Euros 10,388 thousand. These costs correspond to those incurred in increasing share capital and the issue of debt carried out relating to the acquisition of Talecris (Euros 7,590 thousand in 2010). This item also includes brokerage fees relating to sale and leaseback transactions in Spain and North Carolina amounting to Euros 9,309 thousand.

One of the Company’s directors has signed a three-year consulting services contract. The director will receive annual fees of US Dollars 1 million for these services and an additional bonus of US Dollars 2 million for complying with certain conditions.

The Group contributes 0.7% of profits for each year to a non-profit organisation.

Directors representing shareholders interests have received no remuneration during 2010 and 2011.

The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b)	Investments and positions held by directors of the Parent in other companies and related parties

The directors and related parties do not hold any investments in companies with an identical, similar or complementary statutory activity to that of the Company. Details of activities and duties carried out, where applicable, by directors of the Company and related parties in these companies are provided in Appendix V, which forms an integral part of these notes.

(34)	Environment

The most significant systems, equipment and fixtures for the protection and improvement of the environment at 31 December 2010 are as follows:

	Thousands of Euros
Project	Cost	Accumulated depreciation	Carrying amount

Waste water treatment	1,087	(564)	523
Waste management	1,152	(458)	694
Reduction of electricity consumption	142	(19)	123
Reduction of water consumption	3,049	(552)	2,497

	5,430	(1,593)	3,837

The most significant systems, equipment and fixtures for the protection and improvement of the environment at 31 December 2011 are as follows:

	Thousands of Euros
Project	Cost	Accumulated Depreciation	Carrying amount

Waste water treatment	3,758	(657)	3,101
Waste management	1,165	(558)	607
Reduction of electricity consumption	4,491	(61)	4,430
Reduction of water consumption	5,356	(812)	4,544

	14,770	(2,088)	12,682

Expenses incurred by the Group for protection and improvement of the environment during 2011 totalled approximately Euros 1,181 thousand (Euros 2,201 thousand at 31 December 2010).

The Group considers that the environmental risks are adequately controlled by the procedures currently in place.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The Group has not received any environmental grants during 2011 and 2010. (35) Other Information

(35)	Other Information

(a)	Audit fees:

KPMG Auditores, S.L. has invoiced the Company the following fees and expenses for professional services during the years ended 31 December 2011 and 2010:

	Thousands of Euros
	31/12/11	31/12/10

Audit services	1,156	783
Other assurance services	744	566
Other services	0	154

	1,900	1,503

The services detailed in the above table include the total fees for the professional services rendered during 2011 and 2010, irrespective of the date of invoice.

Fees and expenses for professional services invoiced by other KPMG Europe, LLP group companies to the Group during the years ended 31 December 2011 and 2010 are as follows:

	Thousands of Euros
	31/12/11	31/12/10

Audit services	139	103
Other assurance services	53	0
Other services	10	21

	202	124

Fees and expenses for professional services invoiced by other companies affiliated to KPMG International to the Group during the years ended 31 December 2011 and 2010 are as follows:

	Thousands of Euros
	31/12/11	31/12/10

Audit services	1,721	1,279
Other assurance services	348	0
Other services	53	12

	2,122	1,291

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Fees and expenses for professional services rendered by other audit firms for the years ended 31 December 2011 and 2010 are as follows:

	Thousands of Euros
	31/12/11	31/12/10

Audit services	22	20
Other assurance services	2	0
Other services	37	82

	61	102

(36)	Subsequent Events

On 14 February 2012 Grifols successfully closed the negotiations to amend and improve the terms and conditions of the Credit Agreement previously signed to finance the acquisition of Talecris Biotherapeutics Holding Corp. The modifications are basically the following:

(i)	reduction of interest rates, and retranching;

(ii)	only two financial covenants in place relating to the leverage ratio and interest coverage, and removal of covenants relating to limitations in fixed assets investments and the debt service coverage ratio;

(iii)	amendment to the leverage ratio limiting the distribution of dividends, improving from the current 3.75 to the new ratio of 4.5 times, as well as relaxing certain conditions relative to certain contracts;

(iv)	voluntary debt repayment through early amortization of 240 million dollars.

All of these improvements will lead not only to a reduction in controls, but also to significant savings in finance expenses for the Group.

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

OPERATING SEGMENTS

(expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Bioscience		Hospital		Diagnostics		Raw materials		Others/Unallocated		Consolidated
	31/12/2011	31/12/2010	31/12/2011	31/12/2010	31/12/2011	31/12/2010	31/12/2011	31/12/2010	31/12/2011	31/12/2010	31/12/2011	31/12/2010

Revenues	1,531,199	773,372	95,365	89,552	117,358	109,088	30,526	4,815	21,165	13,903	1,795,613	990,730

Total revenues	1,531,199	773,372	95,365	89,552	117,358	109,088	30,526	4,815	21,165	13,903	1,795,613	990,730

Profit/(Loss) for the segment	515,214	306,091	7,610	7,401	(14,551)	6,793	6,749	2,110	17,355	7,785	532,377	330,180

Unallocated expense									(253,516)	(120,497)	(253,516)	(120,497)

Operating profit											278,861	209,683

Finance income/expenses											(197,774)	(51,020)

Share of profit/(loss) of equity accounted investees	(1,064)	(879)	0	0	0	0	0	0	0	0	(1,064)	(879)
Income tax expense											(29,795)	(42,517)

Profit for the year after tax											50,228	115,267

Segment assets	4,722,315	1,062,464	120,458	85,992	107,689	129,824	1,305	954		0	4,951,767	1,279,234
Equity accounted investments	1,001	516	0	0	0	0	0	0	0	0	1,001	516
Unallocated assets									854,950	609,232	854,950	609,232

Total assets											5,807,718	1,888,982

Segment liabilities	337,960	64,274	12,932	12,907	12,511	11,939	0	0	0	0	363,403	89,120
Unallocated liabilities									3,779,321	1,092,472	3,779,321	1,092,472

Total liabilities											4,142,724	1,181,592

Other information:
Amortization and depreciation	62,062	21,630	5,382	4,719	10,102	8,265	0	0	13,093	11,162	90,639	45,776
Expenses that do not require cash payments	4,497	3,388	(33)	599	4,826	671	0	0	907	1,034	10,197	5,692
Additions for the year of property, plant & equipment and intangible assets	127,789	65,344	15,097	13,132	12,218	15,897	0	0	12,395	11,424	167,499	105,797

This appendix forms an integral part of note 6 to the consolidated annual accounts.

1 of 2

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

GEOGRAPHICAL INFORMATION

(expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Spain		European Union		United States		Rest of the world		Consolidated
	31/12/2011	31/12/2010	31/12/2011	31/12/2010	31/12/2011	31/12/2010	31/12/2011	31/12/2010	31/12/2011	31/12/2010

Revenues	230,871	227,947	295,822	204,244	974,390	339,018	294,530	219,521	1,795,613	990,730

Assets by geographic area	740,275	682,473	130,658	117,706	4,801,239	936,030	135,546	152,773	5,807,718	1,888,982

Other information:
Additions of the year of property, plant & equipment and intangible assets	47,622	50,319	2,759	3,972	113,041	43,847	4,077	7,659	167,499	105,797

This appendix forms an integral part of note 6 to the consolidated annual accounts.

2 of 2

APPENDIX II

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Other Intangible Assets

for the year ended

31 December 2011

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.)

	Balances at 31/12/2010	Additions	Business combinations	Transfers	Disposals	Translation differences	Balances at 31/12/2011

Development costs	62,071	7,775	0	0	(97)	34	69,783
Concessions, patents, licenses brands & similar	52,743	102	0	(905)	0	989	52,929
Software	34,702	14,374	13,633	643	(548)	5,163	67,967
Current marketed products	0	0	832,871	0	0	94,558	927,429
Other intangible assets	2,345	448	0	145	(501)	39	2,476

Total cost of intangible assets	151,861	22,699	846,504	(117)	(1,146)	100,783	1,120,584

Accum. amort. of development costs	(33,195)	(6,785)	0	0	0	(98)	(40,078)
Accum. amort of concessions, patents, licenses, brands & similar	(18,628)	(906)	0	844	0	(176)	(18,866)
Accum. amort. of software	(21,546)	(9,462)	0	(164)	52	(3,002)	(34,122)
Accum. amort. of current marketed products	0	(16,648)	0	0	0	(1,385)	(18,033)
Accum. amort. of other intangible assets	(193)	(622)	0	(84)	0	(15)	(914)

Total accum. amort intangible assets	(73,562)	(34,423)	0	596	52	(4,676)	(112,013)
Impairment of other intangible assets	0	(264)	0	0	0	0	(264)

Carrying amount of intangible assets	78,299	(11,988)	846,504	479	(1,094)	96,107	1,008,307

(note 3)

This appendix forms an integral part of note 8 to the consolidated annual accounts

1 of 2

APPENDIX II

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Other Intangible Assets

for the year ended

31 December 2010

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.)

	Balances at 31/12/2009	Additions	Transfers	Disposals	Translation differences	Balances at 31/12/2010

Development costs	55,414	6,614	0	(26)	69	62,071
Concessions, patents, licenses brands & similar	46,259	2,410	847	0	3,227	52,743
Software	28,597	5,455	318	(20)	352	34,702
Other intangible assets	513	2,121	0	(299)	10	2,345

Total cost of intangible assets	130,783	16,600	1,165	(345)	3,658	151,861

Accum. amort. of development costs	(29,427)	(3,699)	0	0	(69)	(33,195)
Accum. amort of concessions, patents, licenses, brands & similar	(15,526)	(1,603)	(845)	0	(654)	(18,628)
Accum. amort. of software	(16,430)	(4,965)	1	20	(172)	(21,546)
Accum. amort. Other intangible assets	0	(189)	(4)	0	0	(193)

Total accum. amort intangible assets	(61,383)	(10,456)	(848)	20	(895)	(73,562)
Impairment of other intangible assets	(15)	0	0	15	0	0

Carrying amount of intangible assets	69,385	6,144	317	(310)	2,763	78,299

This appendix forms an integral part of note 8 to the consolidated annual accounts

2 of 2

APPENDIX III

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Property, Plant and Equipment

for the year ended

31 December 2011

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version prevails.)

	Balances at 31/12/10	Additions	Business combination	Transfers	Disposals	Translation differences	Balances at 31/12/11

Cost:
Land and buildings	184,742	7,452	52,342	12,932	(109,028)	8,428	156,868
Plant and machinery	405,269	42,471	280,823	30,898	(24,250)	38,004	773,215
Under construction	66,284	94,876	133,509	(44,725)	(146,707)	17,982	121,219

	656,295	144,799	466,674	(895)	(279,985)	64,414	1,051,302

Accumulated depreciation:
Buildings	(11,547)	(6,946)	0	(48)	5,265	(2,158)	(15,434)
Plant and machinery	(209,968)	(49,270)	0	464	13,897	(7,910)	(252,787)

	(221,515)	(56,216)	0	416	19,162	(10,068)	(268,221)

Impairment of other property, plant and equipment	(649)	(6,116)	0	0	17	(464)	(7,212)

Carrying amount	434,131	82,467	466,674	(479)	(260,806)	53,882	775,869

(Note 3)

This appendix forms an integral part of note 9 to the consolidated annual accounts.

1 of 2

APPENDIX III

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Property, Plant and Equipment

for the year ended

31 December 2010

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version prevails.)

	Balances at 31/12/09	Additions	Transfers	Disposals	Translation differences	Balances at 31/12/10
Cost:
Land and buildings	142,600	10,594	28,930	(1,085)	3,703	184,742
Plant and machinery	344,030	35,356	21,857	(8,242)	12,268	405,269
Under construction	70,781	43,247	(49,694)	0	1,950	66,284

	557,411	89,197	1,093	(9,327)	17,921	656,295

Accumulated depreciation:
Buildings	(9,502)	(1,890)	(16)	0	(139)	(11,547)
Plant and machinery	(176,204)	(33,430)	(1,394)	6,016	(4,956)	(209,968)

	(185,706)	(35,320)	(1,410)	6,016	(5,095)	(221,515)

Impairment property, plant and equipment	0	(649)	0	0	0	(649)

Carrying amount	371,705	53,228	(317)	(3,311)	12,826	434,131

This appendix forms an integral part of note 9 to the consolidated annual accounts.

2 of 2

APPENDIX IV

GRIFOLS, S.A. AND SUBSIDIARIES

Non-current Loans and Borrowings

for the year ended

31 December 2011

(Expressed in thousands of Euros)

(Free translation from the original in Spanish, in the event of discrepancy, the Spanish-language version prevails)

					Thousands of Euros
Loan	Currency	Interest rate	Concession date	Maturity date	Amount awarded	Carrying amount

Senior Debt - Tranch A	EUR	Euribor + 4%	23/11/2010	30/06/2016	220,000	199,375
Senior Debt - Tranch B	EUR	Euribor + 4.5%	23/11/2010	30/06/2016	220,000	216,700
Senior Debt - Tranch A	USD	Libor + 3.75%	23/11/2010	30/06/2016	927,428	840,482
Senior Debt - Tranch B	USD	Libor + 4.25%	23/11/2010	30/06/2016	1,004,714	989,644

Total Senior Debt					2,372,142	2,246,201

Revolving Credit	EUR	Euribor + 4%	23/11/2010	30/06/2016	38,643	0
Revolving Credit	USD	Libor + 3.75%	23/11/2010	30/06/2016	38,643	0
Revolving Credit	Multicurrency	Libor + 3.75%	23/11/2010	30/06/2016	154,571	0

Total Revolving Credit					231,857	0

Banco Santander	EUR	ICO + 1.89%	01/06/2009	30/06/2016	6,000	4,200
B. Guipuzcoano	EUR	Euribor + 1%	25/03/2010	25/03/2020	8,500	8,500
B. Sabadell	EUR	Euribor + 1%	08/06/2011	30/06/2013	843	813
SCH	EUR	1.75%	13/10/2010	13/10/2017	900	732
Caixa Catalunya	EUR	ICO + 1.99%	30/07/2009	25/08/2016	1,440	1,081
Caixa Galicia	EUR	Euribor + 1.5%	11/06/2010	25/06/2020	1,180	885
Ibercaja	EUR	Euribor + 1.99%	30/07/2009	31/07/2016	1,800	1,324
Banco Popular	EUR	ICO + 1.5%	28/11/2011	25/12/2018	2,000	2,000
Banco Popular	EUR	ICO + 1.5%	28/11/2011	25/12/2018	6,800	6,800
		6 months Euribor +
Banca Toscana	EUR	1%	08/05/2008	30/06/2013	3,000	326

Loan arrangement expenses						(172,638)
Implicit Floor						(52,139)

					2,636,463	2,048,085

Non-current finance lease creditors (see note 22)					—	24,617

					2,636,463	2,072,702

This appendix forms an integral part of note 22 to the consolidated annual accounts.

1 of 2

APPENDIX IV

GRIFOLS, S.A. AND SUBSIDIARIES

Non-current Loans and Borrowings

for the year ended

31 December 2010

(Expressed in thousands of Euros)

(Free translation from the original in Spanish, in the event of discrepancy, the Spanish-language version prevails)

					Thousands of Euros
Loan	Currency	Interest rate	Concession date	Maturity date	Amount awarded	Initial loan arrangement expenses	Carrying amount

Syndicated loan - Club deal	EUR	Euribor + 0.8%	01/05/2008	26/05/2013	350,000	(2,427)	99,408
Instituto de crédito Oficial	EUR	Euribor + 1%	01/06/2006	26/05/2016	30,000	(210)	17,955
Caixa Catalunya - Mortgage loan	EUR	Euribor + 0.9%	01/02/2008	01/02/2018	14,000	(294)	10,115
Banco Santander	EUR	ICO + 1.8%	01/06/2009	01/06/2016	6,000	—	5,400
Caja de Madrid	EUR	Euribor + 1%	05/06/2009	05/06/2016	6,000	—	5,400
B. Guipuzcoano	EUR	Euribor + 1%	25/03/2010	25/03/2020	8,500	—	8,500
B. Sabadell	EUR	Euribor + 1%	11/06/2010	30/06/2012	1,465	—	1,413
SCH	EUR	1.75%	13/10/2010	13/10/2017	900	—	876
Ibercaja	EUR	Euribor + 1.99%	30/07/2009	31/07/2016	1,800	—	1,664
Caja de Madrid	EUR	Euribor + 2%	09/03/2010	25/03/2020	10,000	—	10,000
SCH	EUR	Euribor +1%	18/11/2010	31/01/2012	169	—	169
BBVA - Mortgage loan	EUR	Euribor + 1,2%	21/10/2008	31/12/2024	45,000	(676)	39,201
Caixa Catalunya	EUR	ICO + 1.99%	30/07/2009	25/08/2016	1,440	—	1,353
Caixa Galicia	EUR	Euribor + 1%	11/06/2010	25/06/2020	1,180	—	1,003
		6 months Euribor +
Banca Toscana	EUR	1%	08/05/2008	30/06/2013	3,000	—	939
		6 months Euribor +
Cofides	EUR	0.45%	01/08/2008	20/08/2017	6,854	—	5,875
Cofides	EUR	Euribor +2%	20/09/2011	20/03/2017	10,745	—	10,177

					497,053	(3,607)	219,448

Non-current finance lease creditors (see note 22)					—	—	4,734

					497,053	(3,607)	224,182

This appendix forms an integral part of note 22 to the consolidated annual accounts.

2 of 2

APPENDIX V

GRIFOLS, S.A. AND SUBSIDIARIES

Members of the Board of Directors and individuals related thereto with positions in companies with identical, similar or complementary statutory activities

31 December 2011

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Director	Companies	Positions and duties

_	_	_

This appendix forms an integral part of note 33 to the consolidated financial statements.

1 of 2

APPENDIX V

GRIFOLS, S.A. AND SUBSIDIARIES

Members of the Board of Directors and individuals related thereto with positions in companies with identical, similar or complementary statutory activities

31 December 2010

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Director	Companies	Positions and duties

Glanzmann, T.	Gambro AB	CEO and Chairman

This appendix forms an integral part of note 33 to the consolidated financial statements.

2 of 2

GRIFOLS, S.A. AND SUBSIDIARIES

Directors’ Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

To the Shareholders:

Grifols, a leading international group operating in the healthcare sector, has become the third-largest company in the world in the production of plasma-based biological pharmaceuticals, following the purchase of US company Talecris. This acquisition, which totalled approximately Euros 3,300 million including debt, was the most relevant event to take place during the year.

The completion of this transaction in June 2011, the start of the integration process and the materialisation of some of the estimated synergies have had an impact on the majority of the Group’s figures. The audited and reported financial statements include the results of the acquired company as of June 2011 (seven months), which was the first month of consolidation.

Grifols closed 2011 with revenues of Euros 1,795.6 million, an increase of 88.6% at a constant exchange rate. Considering the exchange rate impact, recognised growth stands at 81.2%. Currency volatility, a result of uncertainty surrounding growth in the main global economies, had a negative impact on Grifols’ results, although the geographical diversification of the Group’s sales has mitigated and neutralised the majority of this impact.

The Group has also prepared pro forma financial statements based on the consolidated statements for both companies. Although these documents have not been audited, they have been provided for information purposes. Based on these pro forma results Grifols turnover is up 7.7% (constant exchange rate) in 2011 compared to the prior year, totalling Euros 2,302.7 million. Considering the exchange rate impact, this growth totals 4.6%.

Of note is the favourable sales performance of each of the individual divisions, although the purchase of Talecris has changed the weight of each division’s contribution to total Group revenues, generating a new sales structure based on the source of the sales (as detailed below). Grifols’ organic growth has therefore remained stable over the year, and the increase in sales volumes has been maintained across the board for all divisions.

In 2011, and with seven months of joint activity, sales in the Bioscience Division rose by 98% to Euros 1,531.2 million, accounting for just over 85% of total turnover. Diagnostic Division turnover increased by 7.6% to Euros 117.4 million, while the Hospital Division grew by 6.5% to Euros 95.4 million. As forecast, the contribution from both divisions to global sales fell to 6.5% and 5.3%, respectively, and there were also changes in each division’s relevant weight compared to total Group sales. Finally, the Raw Materials & Others Division, which accounts for approximately 3%, increased its sales to Euros 51.7 million. This was because the revenues from the agreements with Kedrion and from the royalties which were formerly included in the Bioscience area have been allocated to this division.

1

GRIFOLS, S.A. AND SUBSIDIARIES

Directors’ Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The acquisition also gave rise to a change in the geographical distribution of the Group’s revenues. During 2011 87% of Grifols activity was undertaken in foreign markets, where turnover totalled Euros 1,565 million and growth was over 105%. Spain’s relative weight fell to 13% (10% pro forma) from 23% in 2010, generating turnover of Euros 230.9 million (up 1.3%).

Revenues in the United States and Canada, which rose by 180.7% to Euros 948.7 million (considering seven months of joint activity), accounted for almost 53% of turnover during the year. Europe generated 30% of revenues, totalling Euros 526.6 million (up almost 22%) due to increased market shares in countries such as Germany and Portugal. Sales continued to grow in other geographical areas, such as Asia-Pacific and Latin America, which currently generate approximately 16% of sales. Furthermore, the positive outlook in countries such as Brazil and China is also of note.

Finally, international business was boosted with the incorporation of Canada as a significant market and, in commercial terms, consolidation of the representative office in Shanghai (China) and the subsidiaries in Colombia and Norway, in service since 2010. Grifols is currently present in over 100 countries, and has its own commercial subsidiaries in 24 countries.

Policies to contain costs remained a constant throughout the year, although the increase in raw material (plasma) prices, the negative contribution of the price factor to revenues and the impact of healthcare reform on comparable values (with limited impact in 2010) have had a direct effect on the gross margin (46.1% of sales) and EBITDA.

Adjusted1 reported2 EBITDA rose by 73.5% to Euros 472.8 million, standing at 26.3% of sales. Considering the transaction costs inherent to the acquisition of Talecris and other non recurring costs, reported2 EBITDA would total Euros 369.5 million, a rise of 44.6% compared to 2010 and representing a margin of 20.6% over sales.

The foreseeable improvement in operating margins, due to the culmination of some of the synergies considered in the integration plan, has yet to yield results in the 2011 financial statements, although there will be an impact in the medium term. The initiatives implemented in this respect include unified management of the plasma procurement centres in the United States, as well as other production-related operating improvements, such as the FDA approval granted for the use of an intermediate product (Fraction II+III) in the Los Angeles Plant and for production of IVIG in the Clayton plant (Gamunex®). Both plants will contribute to enhanced efficiency, as well as the positive trend in margins.

The purchase of Talecris has given rise to a new financing structure and an across-the-board increase in reported2 finance expenses which, as expected, totalled Euros 197.8 million in 2011 year end. This rise is due to the resources captured through syndicated financing and the issue of bonds carried out to cover part of the payment for the Talecris acquisition, which also include capitalised costs relating to the Group’s debt.

2

GRIFOLS, S.A. AND SUBSIDIARIES

Directors’ Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Adjusted1 net profit reported2 by Grifols rose by 13.6% to Euros 144.7 million, accounting for 8.1% of revenues. Considering the expenses incurred on the acquisition and other non recurring expenses, the net profit generated during the year totals Euros 50.3 million, accounting for 2.8% of sales and down 56.4% on the prior year.

Implementation of capital investment (CAPEX) plans and announcement of a new plan for the 2012-2015 period

During the year, work has continued as part of the Company’s investment plan (CAPEX) to extend and improve its production installations, since the investments proposed for 2011 and 2012 are independent from the acquisition of Talecris. The total amount earmarked for these investments has exceeded Euros 160 million in cash.

Two of the main investments have been the start of work to build a new plasma fractioning plant at Parets del Vallès (Barcelona, Spain), with a capacity to fraction 1 million litres/year (extendible to up to 2 million litres/year), and the start-up of the installations to produce fibrin glue in Spain (Fibrinsealant), following completion of the qualification and validation processes. In the United States, specifically in Los Angeles, major investments have been made at the new Albumin production plant, the IVIG purification plant as well as in the new purification plant of coagulation factors. Work has also begun on the building of a new plasma fractioning plant at the installations acquired in Clayton, where improvements have also been introduced for better maintenance of the plant and the extension of several areas. Grifols’ sample analysis laboratories in San Marcos and Austin (Texas, USA) have also benefitted from the investment plan. Lastly, in 2011 phase III of the production installations in Murcia was completed, whereby Grifols gained a new plant for manufacturing plastic-packaged parenteral solutions, and the Grifols Academy was inaugurated in Barcelona (Spain), providing a centre for advanced training in all processes related to the production of haemoderivatives.

In terms of the Company’s future outlook, at the annual meeting with investors and analysts held in Barcelona (Spain) in the last quarter of 2011, details were announced of a new investment plan up to 2015, involving expenditure of approximately US Dollars 964 million (Euros 700 million). 84% of these funds will be absorbed by the Bioscience Division whilst around 5% will be earmarked for the Diagnostic and Hospital Divisions.

The aim of this new investment plan is to continue progressively expanding Grifols’ production capacity Spain and the United States, as well as to maintain the Company’s policy for the early detection and management of the Group’s future production requirements, so that expected market growth can be met. Accordingly, plans are in place to extend both the Company’s plasma fractioning facilities and its installations for purifying the different proteins used to produce haemoderivatives. Part of the investment will also be used to extend and relocate the plasma donation centres and improve the analysis laboratories and logistics centres.

3

GRIFOLS, S.A. AND SUBSIDIARIES

Directors’ Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Grifols expects its plasma fractioning capacity to exceed 12 million litres/year by 2016. Furthermore, it expects to practically double its current capacity for the purification of intravenous immunoglobulin (IVIG), the haemoderivative sold by Grifols under the brand names Flebogamma®, Flebogamma DIF® and Gamunex®. The investment plan also includes extension of the installations used to purify Albumin, FVII, plasmin and other haemoderivatives.

The implementation of this investment plan will generate savings of more than US Dollars 280 million by 2015 in comparison with the plans originally proposed by both companies individually.

Grifols increases the resources earmarked for R&D to consolidate growth

In 2011, which included seven months of joint activity, Grifols invested Euros 89.4 million in R&D, up 119% on the prior year when an amount of Euros 40.7 million was spent. R&D represented 5% of sales, and the Group’s acquisition of Talecris has added to its substantial R&D project portfolio, ensuring the outstanding quality of its research activity in the long term.

The new Grifols organisation has a large number of patents and projects underway, more than ten of which are already past the preclinical development phase. Among the most important of these projects are the clinical trial for the use of plasmin (new haemoderivative) in treating acute peripheral arterial occlusion, the trials to find new uses for Antithrombin in coronary surgery (cardiopulmonary bypasses) and severe burns, and the studies in progress to determine the use of fibrin glue in different types of surgery. This plasma-derived product accounted for 3% of total global haemoderivative sales in 2010.

Work also continued on the new medical study commenced in 2011 to find a possible treatment for Alzheimer’s by combining therapeutic plasmapheresis with the administering of Albumin and IVIG. Tests are being carried out on more than 300 patients in a continuation of the trials performed on another 42 patients, in collaboration with two hospitals in Spain and two in the USA, the preliminary results of which have already been published.

Another significant development in 2011 was Grifols’s membership of the Spanish Alliance for Health Research and Innovation (ALINNSA), spearheaded by the former Ministry for Science and Innovation through the Instituto de Salud Carlos III. The aim of this alliance is to promote R&D&I in Spain by defining a nationwide strategy for biomedical research and innovation. In addition, Grifols researchers continue to collaborate with external experts in different medical fields to assist in identifying and validating new objectives.

4

GRIFOLS, S.A. AND SUBSIDIARIES

Directors’ Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Lastly, in 2011 Grifols announced that it will step up its activity in other fields with future projection, such as regenerative medicine, with the creation of subsidiaries such as Gri-Cel or through agreements to use patents owned by third parties. One example of this kind of agreement is the one signed with the Universitat Autónoma of Barcelona and the Institut Germans Tries i Pujol in the field of gene therapy (a therapy consisting of the introduction of a functional gene in cells of patients lacking the gene or in whom the gene is faulty). This agreement will enable Grifols to develop a new specific gene therapy method that is both versatile and safe.

Impact of the acquisition of Talecris on Grifols’ balance sheet

On 2 June 2011 Grifols completed the acquisition of Talecris announced a year earlier, having obtained approval for the transaction from all relevant institutions and bodies, including the Federal Trade Commission, the US agency responsible for the civil enforcement of anti-trust laws. The Group purchased 100% of the US company’s shares, which totalled approximately US Dollars 3,700 million (Euros 2,600 million), although the total value of the transaction, including Talecris’s net debt, amounted to approximately US Dollars 4,000 million (Euros 3,300 million). This acquisition, one of the most successful and significant corporate transactions of the year, demonstrated Grifols’ firm commitment to the long-term growth of the Group.

Grifols paid 0.641/0.64853 newly issued non-voting (Class B) shares and cash of US Dollars 19 for each Talecris share. This payment, completed in 2011, has had a substantial impact on liabilities (including equity), although it has enabled the Company to substantially increase its assets.

Assets:

At 31 December 2011 total consolidated assets amount to Euros 5,807.7 million, compared with the Euros 1,889.0 million reported at 31 December 2010.

Of particular note is the net increase in property, plant and equipment, totalling over Euros 341 million, which reflects the assets acquired from Talecris and includes the plasma fractioning plant located in Clayton (North Carolina) and various plasmapheresis centres.

5

GRIFOLS, S.A. AND SUBSIDIARIES

Directors’ Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The estimated fair values of the assets acquired have been adjusted progressively since June 2011. Taking into account the latest adjustments and fluctuations in the exchange rate, which have resulted in progressive increases over the seven months of consolidation calculated, intangible assets stand at Euros 2,903.4 million, with goodwill of Euros 1,895.1 million at 31 December 2011, which includes the allocation of the purchase price between the different types of assets and liabilities. The valuation of other intangible assets stands at Euros 1,008.3 million. These estimates remain provisional, although they are in line with the latest reported quarterly results and should be fairly accurate given the various adjustments that have been made.

At 31 December 2011 working capital has clearly improved, both with respect to receivables and inventories, the latter of which totals Euros 1,030.3 million, with a turnover of approximately 300 days. This trend began in the first quarter of the year and, as forecast, has continued throughout the year, although it will be progressively consolidated in the medium and long term as a result of the acquisition of Talecris.

Liabilities: net financial debt stands below estimates for 2011

At 31 December 2011 Grifols’ net financial debt stands at Euros 2,738.2 million, with a cash position of Euros 340.6 million. Consequently, the ratio of net financial debt with respect to adjusted EBITDA1 stands at 4.3 times, although it falls to 3.9 times adjusted EBITDA1 if we apply the Euro-Dollar exchange rate prevailing at the date on which the acquisition was completed. Both ratios are lower than the 5.2 times initially estimated for the completion date. The Company estimates that the financial debt ratio will return to the debt levels preceding the acquisition of Talecris once the expected synergies are obtained.

Current cash increased over the seven months of reported consolidated results, enabling the Group to quickly reduce its leverage.

The geographical redistribution of sales following the acquisition of Talecris will enable the Group to increase revenues from countries with lower collection periods, helping to optimise short-term financing needs and improve working capital. Grifols’ Spain sales fell to 13% in 2011, compared with 23% in 2010.

Before completing the acquisition of Talecris, Grifols also carried out a number of sale & lease-back (SLB) transactions, which enabled it to optimise equity and increase liquidity to cover part of the payment for Talecris, generating a net amount of Euros 160 million. The properties subject to these transactions included part of the installations located in Los Angeles and Clayton (United States), the head offices in Sant Cugat (Barcelona-Spain) and certain installations in Las Torres de Cotilla (Murcia-Spain).

During 2011 Grifols sold receivables of Euros 157 million to third parties without recourse. The Company also sold certain assets previously owned by Talecris to comply with the terms agreed with the Federal Trade Commission for approval of the transaction.

6

GRIFOLS, S.A. AND SUBSIDIARIES

Directors’ Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Finally, in the second half of 2011 the credit rating agencies Moody’s and Standard & Poor’s confirmed the respective Ba3 and BB ratings initially assigned to Grifols’ secured senior debt. Moody’s maintained its B3 rating for the Company’s unsecured senior debt, giving the global corporate group a long-term credit rating of B1. Standard & Poor’s has again awarded a B rating to the Company’s unsecured senior debt, while its corporate rating is BB- with a positive outlook.

The maintenance of these ratings, in addition to increasing the Group’s financial transparency, helps to sustain the confidence of the main agents operating in the financial and capital markets. Both credit rating agencies have taken into account the Group’s high degree of integration, the projected synergies and strengthened position in the haemoderivatives market deriving from the acquisition of Talecris, and the numerous obstacles impeding the entry of new competitors into the sector, including the highly capital-intensive nature of the business model and the rigorous regulatory framework. Other factors taken into consideration by the credit rating agencies include the positive growth outlook maintained by the sector, despite the global economic uncertainty.

In 2011 deferred tax liabilities increased to Euros 538.4 million, due to the tax effect of the allocation of the purchase price between the different assets and liabilities.

Equity

The acquisition of Talecris has notably increased the Group’s equity, due to the issue of a new class of non-voting (Class B) Grifols share to cover the non-monetary portion of the payment. At 31 December 2011, Grifols has equity of Euros 1,665.0 million, representing an increase of over Euros 900 million compared with the Euros 707.4 million reported at 31 December 2010.

The new share issue, approved by the shareholders in 2010, not only increased the Company’s share capital but also the share premium, which stands at Euros 890.4 million. At the ordinary general meeting held in 2011 Grifols’ shareholders approved the transfer of the total net profit for 2010 to reserves, but the Company continues to seek alternative means of remunerating shareholders to the distribution of cash dividends. An issue of Class B shares proposed by the Group was ratified by the shareholders at an extraordinary general meeting held on 2 December 2011. These shares have been released to remunerate shareholders through a new share capital increase with a nominal amount of Euros 2.97 million.

Prior to year end the Company issued 29,687,658 new non-voting (Class B) shares with a par value of Euros 0.10 each, without a share premium and with a charge to voluntary reserves. Each Grifols shareholder has been given one new Class B share for every 10 old shares held, irrespective of whether these were Class A or Class B shares. This initiative enabled Grifols to honour its commitment to its shareholders and increase the liquidity of non-voting (Class B) shares.

7

GRIFOLS, S.A. AND SUBSIDIARIES

Directors’ Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Following the two share capital increases, at 31 December 2011 the share capital of Grifols totals Euros 117.88 million and is represented by 213,064,899 ordinary shares (Class A) and 113,499,346 non-voting shares (Class B).

In 2011 Grifols’ non-voting (Class B) shares were listed for the first time on the Spanish stock exchange electronic trading system (GRF.P) and on the US NASDAQ stock exchange (GRFS) through ADSs (American Depositary Shares). Grifols’ ordinary (Class A) shares have been listed on the Spanish stock exchange electronic trading system since 2006, and have formed part of the Ibex-35 (GRF) since 2008.

Performance by business area: division analysis

As mentioned at the beginning of this report, the acquisition of Talecris in 2011 has led to substantial changes in the weight of Grifols’ total revenues represented by each business area.

Based on reported figures2, Bioscience division revenues grew 98% to Euros 1,531.2 million, representing 85.3% of Grifols’ total turnover in 2011 compared to 78.1% in 2010. The majority of sales took place on international markets, mainly in the United States, where the Group has gained market share since this recent acquisition, with haemoderivative sales shooting up 184.8%. A particularly flexible reorganisation of the sales force in this market, incorporating mixed sales units (comprising both marketing and sales) and product-specific units for IVIG (intravenous immunoglobulin), albumin, coagulation factors (factor VIII, factor IX, antithrombin) and alpha-1 antitrypsin, has enabled Grifols to position itself as a leading company in the sector in the United States and Canada, not only among healthcare professionals, but also among patients’ associations and group purchasing organisations (GPOs).

The Group has also achieved significant growth in Latin America, where haemoderivatives have been introduced in countries including Colombia. Progress has also been made in Asia Pacific and China. This geographical diversification strategy has enabled Grifols to minimise the possible effects of austerity measures and healthcare spending cuts introduced in some countries, including Spain. Even in the present circumstances, the plasma derivative sector has continued to grow and Grifols, the world’s third-largest company in this sector in terms of production capacity, has continued to report rising sales volumes despite a negative price environment and an unfavourable Euro-Dollar exchange rate.

In 2011, Grifols’ product range was extended to include the Talecris portfolio. This portfolio diversification, coupled with geographical expansion, has enabled the Group to adapt to the demands of patients and healthcare professionals with different requirements and preferences, bringing added value to its services.

8

GRIFOLS, S.A. AND SUBSIDIARIES

Directors’ Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Volume sales of, all the haemoderivative products marketed by the Group have performed well this year, with an 11% rise in intravenous immunoglobulin (IVIG) sales (pro forma data). Flebogamma Dif® 10% IVIG was launched in Europe and the introduction of this new generation of intravenous immunoglobulin will be completed when sales commence in Spain in 2012. This product is available in two concentrations (5% and 10%) to meet patients’ needs more effectively. Although alpha-1 antitrypsin, which has represented an increasingly larger proportion of Grifols’ product mix since the recent acquisition, experienced pro forma sales growth of around 6%, the Group has continued with the gradual launch of the commercial brand of this haemoderivative (Prolastina®) on markets such as Spain, where it will be available in 2012. Sales of other plasma proteins have remained stable, with notable recovery in albumin sales in the second half of the year.

Moving on to raw materials, in 2011 Grifols became the world2. Sales of other plasma proteins have remained stable, with notable recovery in albumin and factor VIII sales in the second half of the year.VIG was launched in Europe aes of plasma each year, ensuring maximum self-supply of this raw material for the production of plasma derivative biotherapeutic products. In 2011 5.8 million litres of plasma were collected in these centres.

Furthermore, since the purchase of Talecris in June 2011, raw material collection centres have been reorganised and a new operating structure introduced which is expected to lead to cost savings in the medium term.

Finally, Grifols’ production capacity has also been extended by the recent acquisition. At the 2011 year end, the Group has two plants in the United States (Los Angeles and Clayton) and one in Spain (Parets del Vallès), with a maximum annual plasma fractionation capacity of 8.5 million litres.

Based on the reported financial statements2, the Diagnostic division generated revenues of Euros 117.4 million, representing 6.5% of the Groupts2, the Diagnostic division generated revenues of Euros 117.p has two plants in the United States (Los Angeles and Clayton) and one in Spain (Parets del Vallin, has ensured organic growth. In 2011 a process of internal reorganisation and management optimisation was undertaken regrouping the Immunohaematology and Blood Bank branches into an area called Transfusion Medicine.

Exports of instruments to the United States, Europe and China have remained stable, and new markets have been opened up such as Saudi Arabia, Egypt and Switzerland, for sales of immunohaematology cards. A noteworthy achievement in this field is the distribution of a next-generation automatic blood group card processer (Erytra®), of which 50 units were manufactured in 2011, in Europe, Mexico, Brazil, Japan and Australia. Sales of the Q® haemostasis analyser were also consolidated in emerging markets such as Brazil and Turkey, while sales of this instrument in Bulgaria, Chile and Australia have remained stable.

9

GRIFOLS, S.A. AND SUBSIDIARIES

Directors’ Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

New versions of the software for the Q® haemostasis analyser were launched and development work continued on a new analyser with greater processing capacity, which will allow the Group to offer a full range of haemostasis instruments. In 2011 progress was made in the development of a new automated analyser for ELISA micro-well testing systems to replace the current Triturus® analyser, which has sold over 1,000 units worldwide.

In the reagents area of the Immunohaematology division, in 2011 new reagent cards and antibodies were launched which were developed specifically for the American market, where, since the recent acquisition, this division plans to increase its presence gradually by introducing new products. In the Haemostasis area, the process of renewing the reagent line that commenced in 2010 has continued. Adaptation of a protein S assay kit for the Q® haemostasis analyser was completed with sales expected to commence in 2012, and development of Grifols’ own chromogenic assay kit for protein C was finalised. Validation and distribution of this product is expected to commence in the coming year.

Another major growth opportunity is presented by the co-operation agreement signed with Novartis’ diagnostics division for the sale of some of Grifols’ main immunohaematology diagnostics products in the United States. These include reagents, automatic blood group typing instruments developed by Grifols and the BLOODchip® tests manufactured by Spanish biotechnology company Progenika Biopharma, which the Grifols already distributes.

An agreement was also signed with the Japanese company Kainos, which will distribute Grifols’ transfusion diagnostics systems in Japan, including reagents, automatic blood typing instruments and donor-patient compatibility studies. Specifically, this company will sell the WaDiana® and Erytra® instruments, which enable automatic processing of DG Gel® blood determination cards using gel agglutination technology, and other associated reagents, complementing Kainos’ activities in the transfusion medicine field. This agreement allows the Diagnostic division to strengthen its position in Japan, where the blood typing procedure has recently been standardised.

In 2012 the Group intends to maintain its strategy for third-party product sales and expects to boost growth through exclusive distribution agreements for various products.

Acquisitions present yet another growth front. Grifols has acquired 51% of the AustralianSwiss company Lateral-Medion for Euros 9.5 million, adding sole ownership of this company to the 100% share of voting rights it already held.

The activity level in the Hospital division has remained stable, although, due to the acquisition of Talecris, the proportion of total Grifols revenues generated by this division has fallen to around 5.3% in relative terms. Reported sales2 in this division rose 6.5% to Euros 95.4 million.

10

GRIFOLS, S.A. AND SUBSIDIARIES

Directors’ Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Although the majority of this division’s sales are to the Spanish market, in recent years Grifols has begun to implement an internationalisation strategy to extend sales diversification to this business area. The recent acquisition will allow the gradual introduction of products and services onto the North American market, where Misterium® clean-room Gri-fill® system projects have already commenced in the Hospital Logistics area. A contract signed with a new blood extraction and fractionation distributor in Brazil is expected to bring a considerable rise in sales in this country from 2012 onwards, even though manufacturing for third parties is still the main driver of the internationalisation process in this division, with growth of over 20% in the export activity. During the year a number of contracts have been signed with new customers, with manufacturing under these agreements commencing in January 2012.

As with the other divisions, the Group’s strategy is to minimise the possible effects of healthcare spending cuts, particularly in Spain, which have hit this division hardest. Once again in 2011 the Hospital Logistics area has been affected by a decline in investment in hospitals, even though sales in this line present growth in general terms. Notable achievements include the launch of ten new Misterium® clean-room projects (nine in Spain and one in Portugal) and the development of StocKey®, a new automated system to optimise hospitals’ healthcare material restocking processes.

As part of the exclusive agreement to distribute Health Robotics products in Spain, automation of the pharmacy service at Vall d’Hebron University Hospital in Barcelona has been completed with the assembly and start-up of an I.V. Station® robot. This project has reinforced Grifols’ leading position in the provision of automation services, the main advantages of which include minimising risk of measurement error and removing any possibility of cross-contamination between different drug types or hospital-acquired infections.

Growth can also be observed in the other areas in this division, including intravenous therapy, which increased turnover by over 6% despite being particularly affected by cuts introduced by Royal Decree-Law of September 2011, and healthcare materials, which grew around 8%.

In the fluid therapy solutions area, approval has been granted for three devices for preparing solutions under sterile conditions. Research work has continued on “ready-made” pre-diluted potassium solutions in polypropylene packaging, the development of two formulations of a drug for treating bone diseases has been completed and the corresponding registration reports submitted to the EMA, FDA and Australian and Canadian authorities.

Successes in Clinical Nutrition include the launch of a high-nitrogen (12.6%) amino acid parenteral solution and the development of two new enteral diets, one high-protein and the other diabetic.

11

GRIFOLS, S.A. AND SUBSIDIARIES

Directors’ Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Finally, the international expansion and geographical diversification strategy implemented in the Hospital division has also been boosted by agreements, including the contract signed in 2011 with CareFusion, a world-leading company in medical technology, which will distribute the BlisPack® system designed by Grifols to automate blister pack cutting and the electronic identification of drugs for hospital use in various European, Middle Eastern, African and Asian countries – specifically Algeria, Australia, the Bahamas, Belgium, Canada, Egypt, France, Greece, Israel, Korea, Kuwait, Malaysia, Morocco, New Zealand, Oman, Puerto Rico, Qatar, Saudi Arabia, Singapore, South Africa, Switzerland, Tunisia, Turkey and the United Arab Emirates – for five years.

Finally, the Raw Materials and Others division has generated turnover of Euros 51.7 million, up on 2010 figures as a result of the allocation of revenues from the agreements with Kedrion and royalty income, previously included in Bioscience. Other areas of activity continue to gain strength, including Grifols Engineering, which will also achieve major cost savings through various internal projects to update and improve the facilities acquired from Talecris.

Other management indicators

Corporate highlights

In 2011, Grifols made several changes to its corporate structure with a view to modifying and improving its management performance, including a reorganisation of the Audit Committee and the Appointments and Remuneration Committee. Luis Isasi, Steven F. Mayer and W. Brett Ingersoll are directors and members of the Audit Committee, with Tomás Dagá acting as Secretary, while the Appointments and Remuneration Committee now comprises Edgar D. Jannotta, Víctor Grifols and Anna Veiga acting as directors, and Raimon Grifols as Secretary.

In June, Grifols opened its new head office in Sant Cugat del Vallès (Barcelona-Spain), in an act chaired by Miguel Sebastián, Minister for Industry, Tourism and Trade. The inauguration of the new headquarters, which conform to environmental criteria regarding lighting, temperature control and water usage, coincided with the Group’s 70th anniversary.

12

GRIFOLS, S.A. AND SUBSIDIARIES

Directors’ Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Grifols received numerous awards and accolades last year, the most notable being:

The 2011 Global Business Leader Award from the American Chamber of Commerce in Spain (AmCham), which was awarded to Víctor Grifols in recognition of the company’s international growth drive; the 2011 “Business Leader of the Year” award given by the Spain– U.S. Chamber of Commerce to Víctor Grifols for his professional career; the Carles Ferrer Salat Prize for Internationalization (sponsored by Fomento del Trabajo Nacional, an independent business organisation that represents the Spanish Confederation of Entrepreneurial Organisations (CEOE) in Catalonia); the Best Corporate Transaction of the Year prize, awarded by financial daily El Economista for the Talecris acquisition; the Institute for Financial Studies award for Financial Excellence in Corporate Communications; and the awards presented by the Círculo de Empresarios (Association of Entrepreneurs) and the Wharton School of the University of Pennsylvania, in recognition of Grifols’ international projection in recent years.

Environmental management

In the first half of 2011 Grifols concluded its “2008-2010 Environmental Targets Programme”, meeting over 85% of the global targets and embarking on a new initiative: the “2011-2013 Environmental Programme” which has been updated to incorporate Talecris’s activities with those of Grifols following last June’s acquisition. In absolute terms, the inclusion of Talecris will double the number of environmental indicators to be reported, although Grifols believes that manufacturing synergies will translate into optimisation of waste management, reductions in certain waste products or generation of greater value from these products than initially forecast. Unifying production processes will also allow environmental efficiency measures on new projects to be standardised, as well as fostering good environmental practices within the facilities.

13

GRIFOLS, S.A. AND SUBSIDIARIES

Directors’ Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Some of the year’s most significant achievements in terms of the design and implementation of environmentally efficient production processes and optimisation of auxiliary installations include:

•

The Hospital Division at the Murcia plant, where PVC solution bags were replaced by polypropylene bags, and a high-efficiency distiller and two sterilisation autoclaves that use a mixture of steam and air rather than superheated water were installed. Clean-In-Place (CIP) cleaning systems were also implemented, and a high-efficiency boiler with a heat-recovery system was built, among other initiatives.

•

The Bioscience Division at the new fibrin glue production plant and expansion of the fractionation facilities, both located in Parets del Vallés (Barcelona, Spain). The main changes here included installing high-efficiency machinery (new freeze-dryers and heaters) and CIP cleaning systems for the reagents and hoses, thus reducing water and power consumption.

Emissions in 2010 amounted to 19,764 tonnes, a 14.5% reduction on the previous year. By implementing the initiatives described above, we hope to reduce electricity consumption by 1,700 MWh/year and natural gas consumption by 5,000 MWh/year.

Environmental savings are potentially higher if we consider the specific environmental targets established for the North Carolina (US) facility, foremost among which is the annual reduction in water consumption by almost 100,000 m3, the 2,800 MWh cut in annual electricity consumption, and the implementation of environmental efficiency measures at the new fractionation building.

Finally, construction began on a new fractionation plant in Parets del Vallès (Barcelona) during the second half of the year. The design and process implementation of this plant is aimed at minimising its environmental impact.

Firm commitment to human resources

At December 2011, Grifols’ average accumulated headcount stood at 11,230 employees, an increase of 88% on 2010 as a result of the Talecris acquisition. Outside Spain the workforce grew by almost 150%, while 79% of Grifols employees were located abroad.

Today Grifols has become a benchmark for equal opportunity employment. With average seniority standing at over six years and a workforce whose average age is under 38, the gender split is even (46% men vs. 54% women).

14

GRIFOLS, S.A. AND SUBSIDIARIES

Directors’ Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

One of Grifols’ foremost corporate commitments regarding health and safety in the workplace is to push through various initiatives aimed at achieving excellence and continuing to be a reference in the chemical sector. Consequently, the health and safety conditions for the various centres, departments, positions, teams and tasks performed by Grifols employees and by external collaborators working on Group premises have been reviewed, monitored and improved. Among these, the following projects are of particular note:

•

Standardisation of the health and safety in the workplace management system worldwide: its aim is to determine the health and safety management measures in place at international subsidiaries, updating, where necessary, existing documentation for each of them, and setting up a standard system adapted to each subsidiary that meets with the safety certification standards in force in Spain. The project, which began in 2010, has been introduced in the subsidiaries located Chile, Brazil, Mexico, Argentina, the UK, Czech Republic and France, and will be rolled out in Italy and Germany in 2012.

•

Psycho-social risk assessments and action plans for Group companies: the aim of this risk assessment, which was performed during 2010 and 2011, is to determine employee perceptions of working conditions and their effect on personal and emotional health and welfare.

From the point of view of training, Grifols continues to make considerable progress in personnel development and training. In 2011 the “Grifols Academy” was created, whose mission is to foster professional development and excellence among Grifols employees worldwide. The Academy also serves as a tool to actively spread and consolidate the “Grifols spirit”, which helps to guide employee actions and their understanding of the business. It also acts as a centre of technical, scientific and management excellence for the Group’s personnel.

Training and development activities carried out in 2011 included reinforcing two key areas: continuing professional development in all aspects of quality and safety of haemoderivatives and their related processes, and leadership and personal development programmes to reinforce cohesion within the teams.

15

GRIFOLS, S.A. AND SUBSIDIARIES

Directors’ Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Considerable effort has been made to support integration and consolidation within the organisation in 2011 following the Talecris acquisition. From a quantitative point of view, there has been growth in all basic indicators: training hours per employee, based on average headcount (now 30 hours/employee, two more than in 2010), total training hours, number of courses on offer, and number of course participants.

Key training indicators*:

Number of training courses offered	26,611
Total hours	260,791
Hours / Employee – Average headcount	30

*	These figures include the new group from the acquisition date onwards. Certain subsidiaries for which no consolidated data were available have been excluded.

Risk evolution

The financial crisis, whose effects were already touched upon in the 2008 annual report, is still affecting the countries in which Grifols operates. It remains difficult to predict whether there will be any further changes in the public health systems that could affect the Company’s activity.

The Group’s future results could be influenced by events relating to its own activity, such as shortages of raw materials for the manufacture of its products, the introduction of competing products or changes in legislation regulating the markets in which it operates. However, at the date of preparation of these annual accounts, Grifols has adopted the measures it considers necessary to mitigate the possible effects of these events.

Own shares

The Company has not carried out any transactions with Class A own shares in 2011.

16

GRIFOLS, S.A. AND SUBSIDIARIES

Directors’ Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Subsequent events

On 14 February 2012 Grifols successfully closed the negotiations to amend and improve the terms and conditions of the Credit Agreement previously signed to finance the acquisition of Talecris Biotherapeutics Holding Corp. The modifications are basically the following:

(i)	reduction of interest rates, and retranching;

(ii)	only two financial covenants in place relating to the leverage ratio and interest coverage, and removal of covenants relating to limitations in fixed assets investments and the debt service coverage ratio;

(iii)	amendment to the leverage ratio limiting the distribution of dividends, improving from the current 3.75 to the new ratio of 4.5 times, as well as relaxing certain conditions relative to certain contracts;

(iv)	voluntary debt repayment through early amortization of 240 million dollars.

All of these improvements will lead not only to a reduction in controls, but also to significant savings in finance expenses for the Group.

The Annual Corporate Governance Report, which is required from listed companies, is included as an appendix to this Directors’ Report, of which it forms part.

1	Does not include costs related to the Talecris acquisition and non-recurrent costs.
2	Includes results for Talecris as of June 2011 (seven months), the first month in which it consolidated.
3	Different share exchange ratios were used depending on the identity of the owner of Talecris shares at the Transaction completion date; 0.6485 for general purposes and 0.641 when the shareholder was Talecris Holdings, LLC, a director and/or a board member of Talecris.

17

GRIFOLS, S.A. AND SUBSIDIARIES

At a meeting held on 22 February 2012 and in compliance with legal requirements, the members of the board of directors of Grifols, S.A. have prepared the annual accounts and directors’ report for the period from 1 January 2011 to 31 December 2011. The annual accounts comprise the attached documents preceding this statement, all of which are drawn up and identified on sheets of paper bearing the official State seal, 8th class, numbered from OK7757483 to OK7757490, OK7757328 to OK7757411, OK7757491, and from OK7757413 to OK7757481 and OK7757492.

Grifols Roura, Víctor Chairman (signed)	Riera Roca, Ramón Board member (signed)	Twose Roura, Juan Ignacio Board member (signed)

Dagá Gelabert, Tomás Board member (signed)	Thortol Holding B.V. (J.A. Grifols G.) Board member (signed)	Glanzmann, Thomas Board member (signed)

Jannotta, Edgar Dalzell Board member (signed)	Veiga Lluch, Anna Board mernber (signed)	Isasi Fernández de Bobadilla, Luis Board member (signed)
(*)	(*)

Mayer, Stephen F. Board member	Ingersoll, W. Brett Board member	Grifols Roura, Raimon Secretary to the board (signed)

(*)	Not signed as this director attended the meeting to authorize the accounts by conference call

ANNUAL CORPORATE GOVERNANCE REPORT

LISTED PUBLIC LIMITED COMPANIES

ISSUER’S IDENTIFICATION DETAILS

DATE FINANCIAL YEAR ENDED: 12/31/2011

TAX NUMBER (C.I.F.): A-58389123

Company name: GRIFOLS, S.A.

1

MODEL ANNUAL CORPORATE GOVERNANCE REPORT FOR PUBLIC LIMITED COMPANIES

The instructions for filling this report in given at the end of this document should be read in order to understand the model better and then draw this up properly.

A – OWNERSHIP STRUCTURE

A.1 Complete the following table on the Company’s share capital:

Date of last modification	Share capital (euros)	Number of shares	Number of voting rights

12/31/2011	117,882,384.10	326,564,245	213,064,899

State whether there are different types of shares with different associated rights:

YES

Class	Number of shares	Face value per share	Unitary number of voting rights	Different rights

A	213,064,899	0.50	213,064,899	Ordinary shares.

B	113,499,346	0.10	0	1) Separate vote at a general shareholders’ meeting on extraordinary matters; 2) Preference dividend; 3) Right of redemption in the event of a takeover bid; and 4) Preferential liquidation right

2

A.2 Give details of the direct and indirect owners of significant shareholdings and of their size at the date of closing the financial year, excluding Directors:

Personal or corporate name of the shareholder	Number of direct voting rights	Number of indirect voting rights (*)	% of total voting rights

CAPITAL RESEARCH AND MANAGEMENT COMPANY	0	31,995,474	15.017

DERIA, S.A.	18,687,588	0	8.771

SCRANTON ENTERPRISES, B.V.	16,149,937	0	7.580

MR. VICTOR GRIFOLS LUCAS	0	13,112,187	6.154

AMERICAN FUNDS INSURANCE SERIES GROWTH FUND (VIG)	6,400,370	0	3.004

Personal or corporate name of the indirect owner of the holding	Held through: Personal or corporate name of the direct owner of the holding	Number of direct voting rights	% of total voting rights

CAPITAL RESEARCH AND MANAGEMENT COMPANY	AMERICAN FUNDS INSURANCE SERIES GROWTH FUND (VIG)	6,769,066	3.177

CAPITAL RESEARCH AND MANAGEMENT COMPANY	OTHER COLLECTIVE INVESTMENT INSTITUTIONS MANAGED	14,584,280	6.845

MR. VICTOR GRIFOLS LUCAS	RODELLAR AMSTERDAM B.V.	13,112,187	6.154

State the most significant changes in the shareholding structure during the financial year:

Personal or corporate name of the shareholder	Date of the operation	Description of the operation

BLACKROCK, INC.	08/04/2011	Dropped below 3% of the share capital

BLACKROCK, INC.	07/07/2011	3% of the share capital was exceeded

3

A.3 Complete the following tables on the members of the Company’s Board of Directors with voting rights from Company shares:

Personal or corporate name of Director	Number of direct voting rights	Number of indirect voting rights (*)	% of total voting rights

MR. VICTOR GRIFOLS ROURA	440,450	0	0.207

MS. ANNA VEIGA LLUCH	100	0	0.000

MR. EDGAR DALZELL JANNOTTA	254,127	0	0.119

MR. JUAN IGNACIO TWOSE ROURA	119,274	0	0.056

MR. LUIS ISASI FERNÁNDEZ DE BOBADILLA	100	0	0.000

MR. RAMON RIERA ROCA	169,085	8,000	0.083

MR. THOMAS GLANZMANN	18,561	65,000	0.039

THORTHOL HOLDINGS, B.V.	15,042,766	0	7.060

MR. TOMAS DAGA GELABERT	51,898	0	0.024

Personal or corporate name of the indirect owner of the holding	Held through: Personal or corporate name of the direct owner of the holding	Number of direct voting rights	% of total voting rights

MR. THOMAS GLANZMANN	KOLHOLMEN INVESTMENT AB	53,000	0.025

MR. THOMAS GLANZMANN	GLANZMANN ENTERPRISES GMBH	12,000	0.006

MR. RAMON RIERA ROCA	MS. LAURA RIERA SANTOS	8,000	0.004

% total number of voting rights belonging to the Board of Directors	7.589

4

Complete the following tables on the members of the Company’s Board of Directors holding rights over Company shares:

A.4 Describe, where applicable, any family, commercial, contractual or corporate relations that may exist between the owners of significant shareholdings, to the extent that these are known to the Company, unless they are not highly relevant or stem from ordinary business operations:

Type of relationship:

Family

Short description:

Mr. Víctor Grifols Lucas is the father of the partners of Deria, S.A. and uncle of the shareholders of Thorthol Holdings B.V.

Personal or corporate name connected

THORTHOL HOLDINGS, B.V.

MR. VICTOR GRIFOLS LUCAS

DERIA, S.A.

A.5 Describe, where applicable, any commercial, contractual or corporate relations existing between the owners of significant shareholdings and the Company and/or its Group, unless they are not highly relevant or stem from ordinary business operations:

Type of relationship:

Contractual

Short description:

Mr. Víctor Grifols Lucas is a partner of Marca Grifols, S.L., which is paid a fee for use of the Grifols trademark

Personal or corporate name connected

MR. VICTOR GRIFOLS LUCAS

Type of relationship:

Contractual

Short description:

The shareholders of Thorthol Holdings B.V. (Grifols Gras family) are partners of Marca Grifols, S.L which is paid a fee for use of the Grifols trademark

Personal or corporate name connected

THORTHOL HOLDINGS, B.V.

5

A.6 State whether the Company has been informed of any shareholders’ agreements affecting this pursuant to art. 112 of the Spanish Securities Market Law (LMV). Where applicable, describe these briefly and list the shareholders bound by any such agreement:

NO

State whether the Company is aware of the existence of any concerted actions arranged by its shareholders. Where applicable, give a short description of these:

NO

In the event of there having been any amendments to or termination of said stipulations or agreements or concerted actions, expressly state this:

A.7 State whether there is any natural or legal person now exercising or who could exercise control over the Company pursuant to article 4 of the Spanish Securities Market Law. Where applicable, identify this person:

NO

A.8 Complete the following tables on the Company’s treasury stock:

At the date of closing the financial year:

Number of direct shares	Number of indirect shares (*)	Total % of share capital

174,158	0	0.068

(*)	Through:

Total	0

Give details of any significant variations taking place during the financial year, in accordance with what is laid down in Royal Decree 1362/2007:

Capital gain/(loss) of the Company’s treasury stock disposed of during the period (thousand euros)	0

6

A.9 Give details of the conditions and period of the current mandate given by the Meeting to the Board of Directors to acquire or transfer the Company’s treasury stock.

At the Extraordinary General Meeting of 25th January 2011, among other points, it was agreed to authorize the Company’s Board of Directors to acquire its own stock or subscription rights, by means of purchase, exchange, attribution account payment or any other form envisaged in the Law, either directly or through its subsidiaries, within the limits and with the requisites to be announced below:

(i) That, insofar as there are Class B Shares, the acquisition should be performed pro rata between Class A Shares and the Class B Shares, at the same price and under identical terms and conditions;

(ii) For the face value of the shares acquired, added to the ones already owned by the Company or its Subsidiary companies, not to exceed 10% of the Company’s share capital at any time.

(iii) For the acquisition, including any shares that the Company, or person acting in their own name but on the Company’s behalf, had previously acquired and had in its portfolio, not to make the net worth work out lower than the amount of the share capital plus the legally or statutorily non-disposable reserves.

(iv) For the shares acquired to be paid up in full.

(v) The maximum acquisition price will be the listed price for the Class A shares at the stock exchange session on the day the acquisition is made or, where applicable, the one authorized by the Spanish Stock Exchange Commission. The minimum price will be 100% of the face value of each Class A share.

(vi) This authorization is granted for at most five years.

(vii) The shares acquired may be intended to be given to the workers or managers of the Group, either directly or as a result of exercising any option rights to which they may be entitled.

It was also agreed to revoke and make invalid in all its terms the previous authorization for acquisition of the Company treasury stock granted by the General Shareholders’ Meeting of 21st June 2010.

A.10 State, where applicable, any legal and statutory restrictions to exercising voting rights, as well as any legal restrictions on acquisition or transfer of holdings in the share capital. State whether there are any legal restrictions to exercising voting rights:

NO

Maximum percentage of voting rights that a shareholder may exercise by legal restriction	0

State whether there are any statutory restrictions to exercising voting rights:

NO

7

Maximum percentage of voting rights that a shareholder may exercise through statutory restriction	0

State whether there are any legal restrictions to the acquisition or transfer of holdings in the share capital:

NO

A.11 State whether the General Shareholders’ Meeting has agreed to adopt any neutralization measures against a public takeover bid pursuant to the provisions of Law 6/2007.

NO

Where applicable, explain the approved measures and the terms under which the restrictions would become ineffective:

B – STRUCTURE OF THE COMPANY’S ADMINISTRATION

B.1 Board of Directors

B.1.1 Give details of the maximum and minimum number of Directors envisaged in the corporate articles:

Maximum number of Directors	15

Minimum number of Directors	3

B.1.2 Complete the following table with the members of the Board of Directors:

Personal or corporate name of Director	Representative	Post on the Board	Date 1st appoint- ment	Date last appoint- ment	Election procedure

MR. VICTOR GRIFOLS ROURA	–	CHAIRMAN AND CEO	07/08/1991	06/20/2007	VOTING AT SHAREHOLDERS’ MEETING

8

Personal or corporate name of Director	Representative	Post on the Board	Date 1st appoint- ment	Date last appoint- ment	Election procedure

MS. ANNA VEIGA LLUCH	–	DIRECTOR	12/09/2008	06/21/2010	VOTING AT SHAREHOLDERS’ MEETING

MR. EDGAR DALZELL JANNOTTA	–	DIRECTOR	12/19/2006	06/21/2010	VOTING AT SHAREHOLDERS’ MEETING

MR. JUAN IGNACIO TWOSE ROURA	–	DIRECTOR	04/13/2000	06/20/2007	VOTING AT SHAREHOLDERS’ MEETING

MR. LUIS ISASI FERNÁNDEZ DE BOBADILLA	–	DIRECTOR	05/24/2011	05/24/2011	VOTING AT SHAREHOLDERS’ MEETING

MR. RAMON RIERA ROCA	–	DIRECTOR	04/13/2000	06/20/2007	VOTING AT SHAREHOLDERS’ MEETING

MR. STEVEN MAYER	–	DIRECTOR	01/25/2011	01/25/2011	VOTING AT SHAREHOLDERS’ MEETING

MR. THOMAS GLANZMANN	–	DIRECTOR	04/05/2006	04/05/2006	VOTING AT SHAREHOLDERS’ MEETING

THORTHOL HOLDINGS, B.V.	MR. JOSÉ ANTONIO GRIFOLS GRAS	DIRECTOR	01/20/2000	06/20/2007	VOTING AT SHAREHOLDERS’ MEETING

MR. TOMAS DAGA GELABERT	–	DIRECTOR	04/13/2000	06/21/2010	VOTING AT SHAREHOLDERS’ MEETING

MR. W. BRETT INGERSOLL	–	DIRECTOR	01/25/2011	01/25/2011	VOTING AT SHAREHOLDERS’ MEETING

Total number of Directors	11

9

State any members leaving the Board of Directors during the period:

B.1.3 Complete the following tables on the members of the Board and their different types:

EXECUTIVE DIRECTORS

Personal or corporate name of the Director	Committee proposing their appointment	Post held on the Company’s organization chart

MR. VICTOR GRIFOLS ROURA	NOMINATING AND REMUNERATION COMMITTEE	CHAIRMAN AND CEO

MR. JUAN IGNACIO TWOSE ROURA	NOMINATING AND REMUNERATION COMMITTEE	VICE-PRESIDENT OF PRODUCTION

MR. RAMON RIERA ROCA	NOMINATING AND REMUNERATION COMMITTEE	VICE-PRESIDENT OF MARKETING AND SALES

Total number of executive Directors	3

Total % of the Board	27.273

EXTERNAL PROPRIETARY DIRECTORS

Personal or corporate name of the Director	Committee proposing their appointment	Personal or corporate name of the significant shareholder whom they represent or who proposed their appointment

THORTHOL HOLDINGS, B.V.	NOMINATING AND REMUNERATION COMMITTEE	THORTHOL HOLDINGS, B.V.

Total number of proprietary Directors	1

Total % of the Board	9.091

10

INDEPENDENT EXTERNAL DIRECTORS

Personal or corporate name of the Director

MS. ANNA VEIGA LLUCH

Profile

Graduate in Biology and Ph. D in Biology (Cum Laude) at Barcelona Autonomous University. Specialist in Human Assisted Reproduction at the Official Biologists’ Association and the Association for Study of Reproductive Biology (2001). She is Senior Clinical Embryologist Certification of the European Society for Human Reproduction and Embryology (2008). She has been Director of the Biology Section of the Reproductive Medicine Service of the Dexeus University Institute (1982-2004). Coordinator of the Master in Reproductive Biology and ART of the Reproductive Medicine Service of the Dexeus University Institute and of the Cellular Biology and Physiology Department of Barcelona Autonomous University since 1998. She has been coordinator of the Special Interest Group in Stem Cells of the European Society for Human Reproduction and Embryology (2005-2008) and Scientific Coordinator of the European Project European Human Embryonic Stem Cell Registry (2002-2010). She was also a founder and president of the Spanish Association for Study of Reproduction Biology (ASEBIR) (1993-2003), member of Alpha Scientists in Reproductive Medicine Executive Committee (1998-2002). Since 2004 she has been a member of the Commission for Bioethics in Biomedical Research of the Health Department of Catalonia Government (Generalitat), a member of Catalonia Bioethics Consultancy Committee and member of the Advisory Board of the Health Department of Catalonia Government. Also External Advisor in Assisted Reproduction of the European Commission. Since 2005 she has been a member of the Executive Committee of the European Assisted Conception Consortium (EACC) and, since 2008, a member of the International Committee of the International Society for Stem Cell Research (ISSCR). She has also been a member of the Executive Committee of the European Society for Human Reproduction and Embryology. She is a member of the boards of the Fundación IrsiCaixa, of the Banc de Sang i Teixits and of the Círculo de Economía. She has been given many awards and recognitions such as the Catalonia Government’s Creu de Sant Jordi (2004), the Medalla Narcis Monturiol for Scientific and Technological Merit of the Department of Universities, Research and Information Societies (2005), Amics dels Amics award of Barcelona Autonomous University, Catalonia Government’s National Scientific Culture Award (2006) and Esteve Bassols Senyora Award of Barcelona (2007).

Personal or corporate name of the Director

MR. EDGAR DALZELL JANNOTTA

Profile

In March 2001 he was appointed Chairman of William Blair Company L.L.C. and President of that Company’s Executive Committee. He joined William Blair, an international investment bank, in 1959, he was appointed partner in 1965, and was a managing partner from 1977 to 1995. Before being appointed managing partner, he worked in the corporate finance department, in investment banking transactions and private equity. He was President of the Securities Industry Association (1982) and a board member of New York Stock Exchange Inc. He is a board member of Aon Corporation, Commonwealth Edison Company, Molex Incorporated and Sloan Valve Company. He is a graduate from Princeton University and has an MBA from Harvard Business School.

Personal or corporate name of the Director

MR. LUIS ISASI FERNÁNDEZ DE BOBADILLA

Profile

He is a managing director of Morgan Stanley España, country head for Spain, and board member of Madrid Stock Exchange. Mr. Isasi joined Morgan Stanley, in London, in 1987. He had previously acted as executive director of First Chicago Ltd. in London and worked before that at the Latin American

11

Department of Morgan Guaranty Trust Co. in New York. Mr. Isasi started his professional career at Abengoa, in Seville, in 1977.

Mr. Isasi is a graduate in Economic and Business Sciences from Seville University and in 1982 obtained a Master’s Degree in Business Administration at the University of Columbia in New York

Total number of independent Directors	3

Total % of the Board	27.273

OTHER EXTERNAL DIRECTORS

Personal or corporate name of the Director	Committee proposing their appointment

MR. STEVEN MAYER	NOMINATING AND REMUNERATION COMMITTEE

MR. THOMAS GLANZMANN	NOMINATING AND REMUNERATION COMMITTEE

MR. TOMAS DAGA GELABERT	NOMINATING AND REMUNERATION COMMITTEE

MR. W. BRETT INGERSOLL	NOMINATING AND REMUNERATION COMMITTEE

Total number of other external Directors	4

Total % of the Board	36.364

Give the reasons why these cannot be considered proprietary or independent and their connections, either with the Company, its Directors, or its shareholders.

Personal or corporate name of Director

MR. TOMAS DAGA GELABERT

Company, Director or shareholder with whom there is a connection

GRIFOLS, S.A.

Grounds

His relationship does not match the current definitions of executive Director, proprietary or independent Board member. He is a partner of the Osborne Clarke practice, which renders legal and tax services to the Group.

12

Personal or corporate name of Director

MR. THOMAS GLANZMANN

Company, Director or shareholder with whom there is a connection

GRIFOLS, S.A.

Grounds

His relationship does not match the current definitions of executive Director, proprietary or independent Board member. He is the majority partner at Glanzmann Enterprises GmbH, a company which has been rendering advisory services to the Group since 2011.

Personal or corporate name of Director

MR. STEVEN MAYER

Company, Director or shareholder with whom there is a connection

GRIFOLS, S.A.

Grounds

On the occasion of the agreement for purchasing Talecris Biotherapeutics Holdings Corp., the majority partners of the Company agreed to vote in favor of the General Meeting agreements required to close the operation. One of these agreements covered the appointment of Mr. W. Brett Ingersoll and Mr. Steven Mayer, board members of Cerberus (majority shareholder of Talecris), although the agreement did not lay down any obligation as regards their remaining as members of the Board of Directors of the Company. In fact, under NASDAQ regulations, both board members have independent status.

Personal or corporate name of Director

MR. W. BRETT INGERSOLL

Company, Director or shareholder with whom there is a connection

GRIFOLS, S.A.

Grounds

On the occasion of the agreement for purchasing Talecris Biotherapeutics Holdings Corp., the majority partners of the Company agreed to vote in favor of the General Meeting agreements required to close the operation. One of these agreements covered the appointment of Mr. W. Brett Ingersoll and Mr. Steven Mayer, board members of Cerberus (majority shareholder of Talecris), although the agreement did not lay down any obligation as regards their remaining as members of the Board of Directors of the Company. In fact, under NASDAQ regulations, both board members have independent status.

Detail any changes which may, where applicable, have taken place in the classification of Directors during the period:

Personal or corporate name of Director	Change date	Previous status	Current status

MR. THOMAS GLANZMANN	06/03/2011	INDEPENDENT	OTHER EXTERNAL

B.1.4 Explain, where applicable, the reasons why proprietary Directors have been appointed at the request of shareholders whose shareholding is under 5% of the capital.

13

State whether there has been any failure to address formal requests for representation on the Board made by shareholders whose stake is equal to or over that of others at whose request proprietary shareholders had been appointed. If applicable, explain the reasons why these requests were not accepted.

NO

B.1.5 State whether any Board member had left their post prior to the expiry of their term of office, whether such a person has explained their reasons to the Board and through what channels, and, in the event of having done so in writing to the whole Board, explain below at least the reasons which this person gave:

NO

B.1.6 State, where applicable, the powers that have been vested in the CEOs:

Personal or corporate name of Director

MR. VICTOR GRIFOLS ROURA

Short description

All legally and statutorily conferrable powers

B.1.7 Identify, where applicable, any Board members holding administrative or executive posts in other companies forming a part of the Group of the Company listed:

Personal or corporate name of Director	Corporate name of the entity in the Group	Position

MR. VICTOR GRIFOLS ROURA	ARRAHONA OPTIMUS. S.L	CHAIRMAN AND CEO

MR. VICTOR GRIFOLS ROURA	BIOMAT USA INC	DIRECTOR

MR. VICTOR GRIFOLS ROURA	BIOMAT. S.A.	MANAGER

MR. VICTOR GRIFOLS ROURA	DIAGNOSTIC GRIFOLS. S.A.	MANAGER

MR. VICTOR GRIFOLS ROURA	GRI-CEL. S.A.	MANAGER

MR. VICTOR GRIFOLS ROURA	GRIFOLS ENGINEERING. S.A.	MANAGER

MR. VICTOR GRIFOLS ROURA	GRIFOLS INC.	DIRECTOR

MR. VICTOR GRIFOLS ROURA	GRIFOLS INTERNATIONAL. S.A.	MANAGER

MR. VICTOR GRIFOLS ROURA	GRIFOLS VIAJES. S.A.	MANAGER

MR. VICTOR GRIFOLS ROURA	INSTITUTO GRIFOLS. S.A.	CHAIRMAN AND CEO

MR. VICTOR GRIFOLS ROURA	LABORATORIOS GRIFOLS. S.A.	MANAGER

14

Personal or corporate name of Director	Corporate name of the entity in the Group	Position

MR. VICTOR GRIFOLS ROURA	LOGISTER. S.A.	MANAGER

MR. VICTOR GRIFOLS ROURA	MOVACO. S.A.	MANAGER

MR. VICTOR GRIFOLS ROURA	PLASMACARE INC.	DIRECTOR

MR. EDGAR DALZELL JANNOTTA	INSTITUTO GRIFOLS. S.A.	DIRECTOR

MR. JUAN IGNACIO TWOSE ROURA	ARRAHONA OPTIMUS. S.L	DIRECTOR

MR. JUAN IGNACIO TWOSE ROURA	BIOMAT USA INC	DIRECTOR

MR. JUAN IGNACIO TWOSE ROURA	GRIFOLS COLOMBIA. LTDA.	ALTERNATE BOARD MEMBER

MR. JUAN IGNACIO TWOSE ROURA	GRIFOLS ENGINEERING. S.A.	MANAGER

MR. JUAN IGNACIO TWOSE ROURA	GRIFOLS INC.	DIRECTOR

MR. JUAN IGNACIO TWOSE ROURA	INSTITUTO GRIFOLS. S.A.	DIRECTOR

MR. JUAN IGNACIO TWOSE ROURA	PLASMACARE INC.	DIRECTOR

MR. RAMON RIERA ROCA	ACN 073 272 830 PTY LTD.	Director

MR. RAMON RIERA ROCA	ALPHA THERAPEUTIC ITALIA S.P.A.	CHAIRMAN

MR. RAMON RIERA ROCA	BIOMAT USA INC	DIRECTOR

MR. RAMON RIERA ROCA	GRIFOLS (THAILAND) LTD	DIRECTOR

MR. RAMON RIERA ROCA	GRIFOLS ARGENTINA. S.A.	CHAIRMAN

MR. RAMON RIERA ROCA	GRIFOLS ASIA PACIFIC PTE LTD	DIRECTOR

MR. RAMON RIERA ROCA	GRIFOLS AUSTRALIA PTY LTD.	Director

MR. RAMON RIERA ROCA	GRIFOLS BRASIL LTDA	DIRECTOR

MR. RAMON RIERA ROCA	GRIFOLS CHILE. S.A.	DIRECTOR

MR. RAMON RIERA ROCA	GRIFOLS DEUTSCHLAND GMBH	DIRECTOR

MR. RAMON RIERA ROCA	GRIFOLS FRANCE S.A.R.L.	CO-MANAGER

MR. RAMON RIERA ROCA	GRIFOLS INC.	DIRECTOR

MR. RAMON RIERA ROCA	GRIFOLS INTERNATIONAL. S.A.	MANAGER

15

Personal or corporate name of Director	Corporate name of the entity in the Group	Position

MR. RAMON RIERA ROCA	GRIFOLS ITALIA. S.P.A.	CHAIRMAN

MR. RAMON RIERA ROCA	GRIFOLS MALAYSIA SDN BHD	CHAIRMAN

MR. RAMON RIERA ROCA	GRIFOLS MEXICO S.A. DE C.V.	CHAIRMAN

MR. RAMON RIERA ROCA	GRIFOLS NORDIC AB	CHAIRMAN

MR. RAMON RIERA ROCA	GRIFOLS POLSKA S.P.Z.O.O.	CHAIRMAN

MR. RAMON RIERA ROCA	GRIFOLS PORTUGAL PRODUCTOS FARMACEUTICOS E HOSPITALARES LDA.	DIRECTOR

MR. RAMON RIERA ROCA	GRIFOLS S.R.O.	DIRECTOR

MR. RAMON RIERA ROCA	GRIFOLS UK. LTD.	DIRECTOR

MR. RAMON RIERA ROCA	INSTITUTO GRIFOLS. S.A.	DIRECTOR

MR. RAMON RIERA ROCA	LOGÍSTICA GRIFOLS. S.A. DE C.V.	CHAIRMAN

MR. RAMON RIERA ROCA	MEDION GMBH	DIRECTOR

MR. RAMON RIERA ROCA	MEDION GRIFOLS AG	DIRECTOR

MR. RAMON RIERA ROCA	PLASMACARE INC.	DIRECTOR

MR. RAMON RIERA ROCA	SATURN AUSTRALIA PTY LTD	DIRECTOR

MR. RAMON RIERA ROCA	SATURN INVESTMENTS AG	DIRECTOR

MR. RAMON RIERA ROCA	WOOLLOOMOOLOO PTY LTD	DIRECTOR

MR. THOMAS GLANZMANN	GRIFOLS INC.	CHAIRMAN

MR. THOMAS GLANZMANN	INSTITUTO GRIFOLS. S.A.	DIRECTOR

MR. TOMAS DAGA GELABERT	ACN 073 272 830 PTY LTD.	Director

MR. TOMAS DAGA GELABERT	ARRAHONA OPTIMUS. S.L	DIRECTOR

MR. TOMAS DAGA GELABERT	BIOMAT USA INC	DIRECTOR

MR. TOMAS DAGA GELABERT	DIAMED AUSTRALIA PTY LTD	DIRECTOR

MR. TOMAS DAGA GELABERT	GRIFOLS AUSTRALIA PTY LTD.	Director

MR. TOMAS DAGA GELABERT	GRIFOLS INC.	DIRECTOR

MR. TOMAS DAGA GELABERT	MEDION GMBH	DIRECTOR

16

Personal or corporate name of Director	Corporate name of the entity in the Group	Position

MR. TOMAS DAGA GELABERT	MEDION GRIFOLS AG	CHAIRMAN

MR. TOMAS DAGA GELABERT	PLASMA COLLECTION CENTER INC	DIRECTOR

MR. TOMAS DAGA GELABERT	PLASMACARE INC.	DIRECTOR

MR. TOMAS DAGA GELABERT	SATURN AUSTRALIA PTY LTD	DIRECTOR

MR. TOMAS DAGA GELABERT	SATURN INVESTMENTS AG	DIRECTOR

MR. TOMAS DAGA GELABERT	WOOLLOOMOOLOO PTY LTD	DIRECTOR

B.1.8 Detail, where applicable, the Directors of your Company who are also on the Board of Directors of other companies listed on official securities markets in Spain other than your Group, which have been made known to the Company:

B.1.9 State and where applicable explain whether the Company has established rules on the number of boards on which its own Directors may sit:

NO

B.1.10 As regards recommendation number 8 of the Unified Code, state the policies and general strategies of the Company that must be approved by plenary session of the Board of Directors:

The investments and financing policy	YES

The definition of the structure of the Company Group	YES

The corporate governance policy	YES

The corporate social responsibility policy	YES

The strategic or business plan, as well as the management targets and annual budget	YES

The remuneration and performance assessment policy for senior management	YES

The risk control and management policy, as well as the regular monitoring of the internal information and control systems	YES

The Company’s dividends and treasury stock policy and in particular its limits	NO

17

B.1.11 Complete the following tables as regards the aggregate remuneration of the Directors accrued during the financial year:

a) In the Company covered by this report:

Remuneration type	Data in thousand euros

Fixed remuneration	1,825

Variable remuneration	597

Allowances	0

Statutory benefits	0

Stock options and/or other financial instruments	0

Others	0

Total	2,422

Other benefits	Data in thousand euros

Advance payments	0

Loans granted	0

Pension funds and plans: Contributions	0

Pension funds and plans: Obligations acquired	0

Life insurance premiums	0

Guarantees created by the Company in favor of Directors	0

b) Payable through the Company’s Directors belonging to other boards of Directors and/or to the senior management of companies in the Group:

18

Remuneration type	Data in thousand euros

Fixed remuneration	74

Variable remuneration	22

Allowances	0

Statutory benefits	0

Stock options and/or other financial instruments	0

Others	0

Total	96

Other benefits	Data in thousand euros

Advance payments	0

Loans granted	0

Pension funds and plans: Contributions	0

Pension funds and plans: Obligations acquired	0

Life insurance premiums	0

Guarantees created by the Company in favor of Directors	0

c) Total remuneration by type of Director:

Type of Director	By Company	By Group

Executives	2,242	96

External, proprietary	0	0

External, independent	180	0

Other external	0	0

19

Total	2,422	96

d) In respect of the profit assigned to the parent Company

Total remuneration of Directors (in thousand euros)	2,518

Total remuneration of Directors/profit attributed to the parent society (stated as a %)	5.0

B.1.12 Identify any members of senior management who are not at the same time executive Directors, and state the total remuneration payable to them over the financial year:

Personal or corporate name	Position

MR. ALFREDO ARROYO GUERRA	VICE-PRESIDENT ADMINISTRATION AND FINANCE

MS. NURIA PASCUAL LAPEÑA	DIRECTOR OF SHAREHOLDER AND INVESTOR RELATIONS

MR. ALBERT GRIFOLS ROURA	CHIEF EXECUTIVE OFFICER OF LABORATORIOS GRIFOLS, S.A.

MR. JAVIER JORBA RIBES	CHIEF EXECUTIVE OFFICER OF INSTITUTO GRIFOLS, S.A.

MR. VICENTE BLANQUER TORRE	CHIEF TECHNOLOGY OFFICER

MS. EVA BASTIDA TUBAU	CHIEF SCIENTIFIC OFFICER

MR. ANTONIO VIÑES PARES	DIRECTOR OF PLANNING AND CONTROL

MR. MATEO BORRAS HUMBERT	DIRECTOR OF HUMAN RESOURCES

MR. CARLOS ROURA FERNANDEZ	DEPUTY INDUSTRIAL VICE PRESIDENT

MS. MONTSERRAT LLOVERAS CALVO	CHIEF ADMINISTRATIVE OFFICER AND CONTROLLER

MR. DAVID BELL	VICE-PRESIDENT OF CORPORATE OPERATIONS AND DEVELOPMENT OF GRIFOLS INC. AND U.S. SUBSIDIARIES

20

Personal or corporate name	Position

MR. GREGORY GENE RICH	CHAIRMAN OF GRIFOLS INC AND U.S. SUBSIDIARIES

MR. JOEL ABELSON	CHAIRMAN OF NORTH AMERICA COMMERCIAL DIVISION -GRIFOLS INC.

MS. MARY KUHN	CHAIRMAN OF MANUFACTURING OPERATIONS - GRIFOLS INC.

MR. SHINJI WADA	CHAIRMAN OF PLASMA CENTERS - GRIFOLS INC.

Total remuneration of top management (in thousand euros)	5,718

B.1.13 Specify on aggregate if there are guarantee or “golden parachute” protection clauses for members of senior management, including executive Directors of the Company or its Group, in the event of dismissal or changes in control. State whether these contracts have to be made known to and/or approved by the corporate or Group governing bodies:

Number of beneficiaries	5

	Board of Directors	General Meeting
Body authorizing the clauses	YES	NO

Is the General Meeting informed about the clauses?	NO

B.1.14 Describe the process for establishing the compensation of the members of the Board of Directors and the relevant statutory provisions in the articles about this.

Process for establishing the compensation of the members of the Board of Directors and statutory clauses

Corporate Articles:

21

Process for establishing the compensation of the members of the Board of Directors and statutory clauses

Article 20.- Composition and remuneration of the Board of Directors.- (…) The post of Director will be paid. For this purpose, the General Meeting will establish each year or for the financial years that the Meeting itself may decide, a set amount as remuneration for the Board of Directors, which will distribute this among its members, by means of an agreement, depending on their dedication to the Company’s business.

Regardless of the above, the Directors shall be entitled to refunding for any expenses that they have to make as a result of performing their duties.

Regulations of the Board of Directors:

Chapter VIII Remuneration of the Director

Article 26. Remuneration of the Director

1. A Director shall be entitled to obtain the remuneration set by the Board of Directors in accordance with statutory provisions and in accordance with the guidance of the Nominating and Remuneration Committee.

2. The Board shall ensure that Directors’ remuneration is moderate in accordance with market requirements.

3. The remuneration policy passed by the Board shall attempt to give guidelines on the following issues:

(a) The amount, by types of Directors, of the fixed components, breaking down, where applicable, the allowances for taking part on the Board and its Committees, and an estimation of the annual fixed remuneration to which this gives rise.

(b) Variable remuneration items, specifically including:

i. Types of Directors to whom this applies, as well as an explanation of the relative importance of variable remuneration items in respect of the fixed ones;

ii. Criteria for assessment of results used as the basis for any entitlement to remuneration by shares, stock options or any other variable component;

iii. Fundamental parameters and foundation of any annual bonus system or of other benefits not paid in cash; and

iv. An estimation of the absolute amount of variable remuneration which will be entailed by the proposed remuneration plan, in accordance with the degree of fulfillment of the hypotheses or objectives taken as a reference.

(c) Main characteristics of the welfare systems (e.g. complementary pensions, life insurance and similar items) with an estimation of their amount or equivalent annual cost.

(d) The conditions to apply to contracts of senior management such as executive Directors, these to include:

i. Duration;

ii. Advance notice periods; and

iii. Any other clauses as regards engagement bonuses, as well as compensation or “golden parachutes” for early cancellation or termination of the contractual relationship between the Company and the executive Director.

22

Process for establishing the compensation of the members of the Board of Directors and statutory clauses

4. Any remuneration associated with the Company’s results shall take into account any possible reservations made in the external auditor’s report which reduce said results.

5. Variable remuneration policies shall incorporate the technical cautions required to ensure that such remuneration bears relation to the professional performance of their beneficiaries and do not simply stem from the general evolution of the markets or the Company’s business sector or from other similar circumstances.

Article 27. Remuneration of the external Director

The Board of Directors, with the advice of the Nominating and Remuneration Committee, shall pass any measures in its power to ensure that the remuneration of external Directors is in accordance with the following directive:

(a) External Directors must be paid according to their dedication, qualification and effective responsibility;

(b) External Directors must be excluded from any remuneration systems based on giving shares of the Company or of Group companies, from stock options or financial instruments referenced to the value of the share, based on variable remuneration linked to the Company’s performance or on benefits systems;

This directive shall not, nevertheless, affect giving shares, when this is conditional upon Directors keeping them until ceasing to be a Director;

(c) The amount of external Directors’ remuneration must be calculated in such a way as to offer incentives for their dedication, but which does not constitute an obstacle for independence.

State whether the Board has kept for itself the passing of the following decisions at a plenary session.

At the proposal of the Company’s chief executive, the appointment and possible dismissal of senior management, as well as their compensation clauses	YES

The remuneration of Directors, and, in the case of executive Directors, any additional remuneration for their executive functions and other conditions that must be met in their contracts	YES

B.1.15 State whether the Board of Directors approves a detailed remuneration policy and explain the matters covered in this:

YES

Amount of fixed components, with a breakdown, where applicable, of any allowances for participation on the Board and its Committees and an estimation of the annual fixed remuneration to which these give rise

YES

Variable remuneration items	YES

Main characteristics of the benefits system, with an estimation of their annual amount or equivalent cost	YES

Conditions that must be met by the contracts of persons performing senior management functions as executive Directors	YES

23

B.1.16 State whether the Board submits a report on the remuneration policy of its Directors to the advisory vote of the General Shareholders’ Meeting, as a separate item on the agenda. If so, explain any aspects of the report as regards the remuneration policy as approved by the Board for future years, the most significant changes in such policies compared to the one applied during the financial year and an overall summary of how the remuneration policy was applied over the financial year in question. Give details of the role played by the Remuneration Committee and, if external consultancy was made use of, the identity of the external consultants who provided this:

NO

Has external consultancy been used?

Identity of external consultants

B.1.17 State, where applicable, the identity of the Directors who are also members of the Board of Directors, managers or employees of companies that own significant shareholdings in the listed Company and/or in entities belonging to the business Group:

Give details, where applicable, of any relevant relations other than the ones covered in the previous point between members of the Board of Directors and significant shareholders and/or Group entities:

B.1.18 State whether any amendments were made to the Regulations of the Board during the financial year:

YES

Description of amendmends

In order to adapt the Regulations of the Board of Directors to the regulatory norms of the National Association of Securities Dealers Automated Quotation (NASDAQ), and after obtaining a favorable report from the Audit Committee, the Board of Directors agreed to modify articles 14 and 15 of the aforementioned Regulations, which then read as follows:

Article 14. The Audit Committee

1. The Audit Committee will be made up of a number of from three (3) to five (5) Directors appointed by the Board of Directors, taking into account the knowledge, skills and experience of the Directors as regards accounting, auditing and management or risks and the tasks of the Committee.

24

Description of amendmends

2. The Audit Committee shall, in any event, be made up of a majority of external Directors, with an appropriate presence of independent Directors. An attempt will also be made to ensure that all the members of the Audit Committee, including its President, have the independence, experience and any other requisite established by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers Automated Quotation (NASDAQ).

3. The Board of Directors shall appoint the Chairman of the Audit Committee, a post which shall necessarily have to be filled by an external Director, and, where possible, an independent Director. The Chairman of the Committee shall have to be replaced every four (4) years, being able to be reelected after a period of one (1) year from his/her dismissal has elapsed.

4. The Board of Directors will appoint the Secretary of the Audit Committee, who could be (a) one of the members of said Audit Committee (in this case, being a Secretary member of the Audit Committee), (b) any other member of the Company’s Board of Directors not a member of the Audit Committee (in this case, being a Secretary non-member of the Audit Committee), or (c) the Secretary or a Vice-Secretary of the Company’s Board of Directors (being a Secretary non-member of the Audit Committee in this case). The Secretary shall make a record of the agreements adopted at each session of the Committee and inform the plenary session of the Board of Directors through its Chairman. In the event of any tie in the voting, the Chairman of the Committee shall have the casting vote.

5. With no prejudice to what is established in the Law, the Corporate Articles, or other tasks assigned to it by the Board of Directors, the Audit Committee shall have the following basic responsibilities:

(a) In respect of the General Shareholders’ Meeting:

(i) To inform the General Meeting of the matters brought up in this body on matters within its competence.

(b) In respect of the Board of Directors:

(i) To inform the Board beforehand on the regular financial information that the Company periodically has to publish, through its status as a listed organization; in this respect, the Committee shall ensure that the interim accounts are drawn up with the same accounting criteria as the annual ones and to this end shall consider the suitability of a limited review by the external auditor;

(ii) To inform beforehand on the creation or acquisition of stock in concerns with a special purpose or registered in countries or territories considered to be tax havens, as well as any other transactions or operations of a similar nature whose complexity means that they might harm the Group’s transparency;

(iii) To inform beforehand on related party operations;

(iv) To inform of any matter which has or could have any material financial or accounting impact.

(c) As regards information and internal control systems:

(i) To supervise the preparation process and the integrity of the financial information on the Company and, where applicable, the Group, verifying compliance with legal requirements, proper delimitation of the scope of consolidation and the proper application of accounting criteria;

25

Description of amendmends

(ii) To regularly assess the internal control and risk management systems, so that the main risks are appropriately identified, managed and made known;

(iii) To ensure the independence and efficiency of the internal audit function; to propose the selection, appointment, reappointment and removal of the Head of the Internal Audit Department; to propose the budget for such Department; to receive regular information on its activities (including the annual work plan and the activities report for the year prepared by the Head of the Department); and to check that the senior management takes the conclusions and recommendations of its reports into account;

(iv) To establish and supervise procedures for reception, retention and treatment of any complaints received by the Company in respect of accountancy, internal controls and auditing matters, as well as anonymous and confidential contributions made by employees on questionable auditing and accounting matters.

(d) As regards the external auditor:

(i) To have exclusive authority to propose the appointment, contracting and replacement of the external auditor to the Board of Directors, with no detriment to the competences granted by Spanish legislation to the General Meeting and the Board itself as regards the approval of those decisions;

(ii) To be directly responsible for the fees and supervision of the work done by the external auditor as regards the preparation or issue of auditing reports, or similar, on financial statements;

(iii) To regularly receive information directly from the external auditor on the progress, incidents and execution of auditing, as well as on the auditing plan and the results of its implementation and to make sure that senior management is acting on its recommendations.

(iv) To ensure the independence of the external auditor, and for this purpose:

. For the Company to inform the CNMV (Spanish Stock Exchange Commission), as a relevant fact, of the change of auditor and to adjoin a declaration on the possible existence of disagreements with the outgoing auditor, and if there were any, of their content;

. For the Company and the auditor to ensure respect for current legislation on rendering services other than auditing, the limits to concentration of the auditor’s business and in general the other rules laid down for ensuring auditors’ independence;

. In the event of the external auditor resigning, to examine the circumstances which had given rise to this.

(v) To promote the Group auditor’s assuming responsibility for the audits of the companies forming part of the Group.

(e) As regards the external consultants:

(i) In order to be assisted in the practice of their functions, request legal, accounting, financial or other experts to be taken on, at the Company’s expense.

(f) As regards internal rules of conduct:

26

Description of amendmends

(i) To monitor compliance of the Internal Regulations on Conduct in issues connected with the Securities Markets, of these Regulations, of the norms of conduct laid down in the “Ethical Code for Grifols Group Management” and in the “Code of Conduct for Grifols’ Employees” and, in general, of any other internal rules for governance of the Company, as well as making the proposals required for improving these.

6. The Audit Committee shall meet as often as necessary for performing its work properly.

7. Any member of the management team or the staff of the Company whose presence were required by the Chairman shall be obliged to attend the Committee sessions, and to give cooperation and access to any information available to them. The Chairman may require them to appear in the absence of any other Director. The Chairman of the Committee may require attendance of Auditors at its sessions.

8. To perform its functions better, the Audit Committee may seek consultancy from external professionals at the Company’s expense. For the sake of avoiding any doubt, the requisites and limitations envisaged in article 25 of these Regulations will not apply.

9. The Company will provide the appropriate funding, in accordance with the indications of the Audit Committee, to pay the fees of external auditors and of any advisor contracted by the Audit Committee, as well as any ordinary administrative expense incurred by the Audit Committee in the performance of its functions.

10. At the first plenary session of the Board after its meetings, the Audit Committee shall report on its work and answer for the work done. All the members of the Board shall be given a copy of the minutes of the Audit Committee’s sessions.

Article 15. The Nominating and Remuneration Committee

1. The Nominating and Remuneration Committee shall assess the profile of the most appropriate persons for forming part of the different Committees and pass the relevant proposals on to the Board.

2. The Nominating and Remuneration Committee shall be made up of a number of from three (3) to five (5) Directors appointed by the Board of Directors, taking into account the knowledge, skills and experience of the Directors and the purposes of the Committee. The Nominating and Remuneration Committee shall in any event be made up of a majority of external Directors.

3. The Board of Directors shall appoint the Chairman of the Nominating and Remuneration Committee. The post of Chairman shall necessarily be given to an external Director and, insofar as this is possible, to an independent one.

4. The Board of Directors shall appoint the Secretary of the Nominating and Remuneration Committee, who could be (a) one of the members of said Nominating and Remuneration Committee (being a Secretary member of the Nominating and Remuneration Committee in this case), (b) any other member of the Company’s Board of Directors who were not a member of the Nominating and Remuneration Committee (being a Secretary non-member of the Nominating and Remuneration Committee in this case) or (c) the Secretary or a Vice-Secretary of the Company’s Board of Directors (being a Secretary non-member of the Nominating and Remuneration Committee in this case) The Secretary shall make a written record of all the agreements passed at each session of the Committee, and shall inform the plenary session of the Board of Directors through its Chairman. In the event of a tie, the Chairman of the Committee shall have the casting vote.

27

Description of amendmends

5. With no prejudice to any other tasks assigned by the Board, the Nominating and Remuneration Committee shall have the following basic responsibilities:

(a) To draw up and review the criteria that have to be implemented for the composition of the Board of Directors and the selection of candidates, taking into account the skills, knowledge and experience necessary on the Board;

(b) To make the proposals of appointments of Directors prior to submitting these to the General Meeting, or where applicable, prior to their adoption by the Board making use of its co-optation powers, informing in any event on the nature of the Director proposed;

(c) To make proposals to the Board in order for the succession of the Chairman and of the chief executive to take place in a properly planned and organized manner;

(d) To inform on the appointment and removal of the Secretary and Vice-Secretaries of the Board of Directors;

(e) To inform about any appointments and removals of senior management that the chief executive may propose to the Board;

(f) To propose to the Board the members who are to form part of each of the Committees;

(g) To propose to the Board of Directors the system and amount of the annual remuneration of Directors and senior management;

(h) To regularly review the remuneration schemes of senior management, considering their fitness and performance; and

(i) To inform about any transactions which involve or could involve conflicts of interests and, in general, about the issues considered in Chapter IX of these Regulations.

6. Any member of the management team or the staff of the Company whose presence were required by the Chairman would be obliged to attend the sessions of the Committee and to give cooperation and access to any information available.

7. For better performance of its tasks, the Committee could seek consultancy from external professionals, for which purpose what is laid down in article 25 of these Regulations shall be applicable.

8. The Committee shall have to consider the suggestions made to it by the Chairman, the members of the Board, the executives or shareholders of the Company. In particular, (a) the Committee shall consult the Chairman and chief executive of the Company on matters to do with executive Directors and (b) any member of the Board may request the Committee to take into consideration potential candidates to cover any Director vacancies in case it considers these appropriate.

9. The Nominating and Remuneration Committee shall meet whenever the Board of Directors of the Company or its Chairman asks for a report to be issued or proposals to be adopted and, in any event, whenever it proves useful for proper performance of its functions. In any case, it shall meet once a year to prepare the information on the remuneration of the Directors that the Board of Directors has to approve and include in its annual public documents.

28

Description of amendmends

10. At the first plenary session of the Board after its meetings, the Nominating and Remuneration Committee shall account for its work and answer for what has been done. All the members of the Board shall receive a copy of the minutes of the sessions of the Nominating and Remuneration Committee.

B.1.19 State the procedures for the appointment, reappointment/reelection, assessment and removal of Directors. Give details of the competent bodies, the processes to be implemented and the criteria used in each of the procedures.

Regulations of the Board of Directors:

Article 18. Appointment of Directors

1. Directors shall be designated by the General Shareholders’ Meeting or by the Board of Directors, in accordance with the provisions laid down in the Spanish Corporate Enterprises Act.

2. The proposals for appointment of Directors submitted by the Board of Directors for consideration by the General Meeting, and the decisions on appointments passed by this body pursuant to the co-optation powers that it is granted by law must be preceded by the relevant proposal of the Nominating and Remuneration Committee.

When the Board departs from the recommendations of the Nominating and Remuneration Committee, the reasons for acting this way must be given, and taken note of in the minutes.

Article 19. Appointment of external Directors

1. The Board of Directors and the Nominating and Remuneration Committee, within their spheres of competence, shall ensure that the choice of candidates involves persons of known reliability, competence and experience, having to take the greatest care as regards the persons invited to occupy the positions of independent Director as envisaged in article 6 of these Regulations.

2. The Board of Directors shall not be able to propose or appoint any persons who are connected with the Company’s management or who are connected by family, professional or commercial bonds with the executive Directors or senior management of the Company to occupy a position of independent Director.

The following may specifically not be proposed as or appointed independent Directors:

(a) Any persons who have during the previous year had a significant direct or indirect working, commercial or contractual relationship with the Company, its management, proprietary Directors of companies in the Group whose shareholding interests are represented by them, credit institutions with a significant position in the Company’s financing, or organizations receiving significant subsidies from the Company;

(b) Any persons who are Directors of another listed Company which has proprietary Directors in the Company;

(c) Any persons connected with executive Directors, proprietary Directors or members of the Company’s management; for purposes of this Regulation, persons connected with the Directors shall be understood to mean those who are involved in any of the cases envisaged in article 231 of the Spanish Corporate Enterprises Act; and

29

(d) Any persons who have other relations with the Company which, in the opinion of Nominating and Remuneration Committee, might impair their independence.

Regulations of the Board of Directors:

Article 20. Reelection of Directors

Any proposals for reelection of Directors that the Board of Directors may decide to submit to the General Meeting shall have to go through a formal preparation process, which shall necessarily include a report issued by the Nominating and Remuneration Committee which shall assess the quality of the work and the dedication to the post of the Directors proposed during the preceding mandate.

Regulations of the Board of Directors:

Article 17 b. Regular assessment

Twice a year the Board shall meet in a plenary session, to assess:

(a) The quality and efficiency of the Board’s operation;

(b) Starting from the report passed on to it by the Nominating Committee, the Chairman of the Board and the chief executive of the Company’s performance of their functions;

(c) The performance of its Committees, starting from the reports supplied by these.

Regulations of the Board of Directors:

Article 21. Term of office

1. Directors shall hold their post for the period envisaged in the Corporate Articles, and they may be reelected.

2. Any Directors appointed by co-optation shall hold their post until the date of the first General Meeting.

3. When, after a report from the Nominating and Remuneration Committee, the Board of Directors were to understand that the Company’s interests were endangered, any Director completing his or her term of office or for any other causes ceasing to perform his or her function shall not be able to render services in any other entity which may be considered a competitor of the Company for the period laid down by the Board of Directors, which shall under no circumstances be able to be over two (2) years.

In spite of the above, the Board of Directors shall, if it considers this appropriate, be able to release the leaving Director from this obligation.

Article 22. Dismissal of Directors

1. Directors shall leave their posts when the period for which they were appointed has elapsed and when this is decided by the General Meeting, making use of the powers that it is legally or statutorily conferred.

2. The Board of Directors shall refrain from proposing to the General Meeting the dismissal of external Directors (proprietary and independent) before the end of the statutory period for which they were appointed, unless there are any exceptional and justified causes, and after a report from the Nominating and Remuneration Committee.

30

3. Directors shall have to offer their resignation to the Board of Directors and go through with the relevant resignation, if the Board considers this fit, in the following cases:

(a) When they leave the executive positions with which their appointment as a Director was associated, except for express ratification by the Board of Directors, after a non-binding report from the Nominating and Remuneration Committee;

(b) When they are involved in any of the legally envisaged cases of incompatibility or prohibition;

(c) When charges are brought against them for a presumably criminal offense or when a judge’s order for hearing to commence is issued for any of the offenses stated in article 213 of the Spanish Corporate Enterprises Act, or when they are involved in disciplinary proceedings for serious or very serious misconduct brought by supervisory authorities;

(d) When they are seriously admonished by the Auditing Committee for having failed to comply with their obligations as Directors;

(e) When their remaining on the Board may endanger the Company’s interests or when the reasons for which they were appointed have disappeared; and

(f) In the case of a proprietary Director, when the shareholder whose shareholding interests they represent on the Board disposes of their holding in the Company or reduces this under the level reasonably justifying their appointment as such.

4. When a Director stands down from his or her post either through dismissal or for other reasons, the reasons for this shall be explained in a letter which will be sent to all the members of the Board by means of the Chairman or the Secretary.

B.1.20 State any cases in which Directors are obliged to resign.

Regulations of the Board of Directors:

Article 22. Dismissal of Directors

(… )

3. Directors shall have to offer their resignation to the Board of Directors and go through with the relevant resignation, if the Board considers this fit, in the following cases:

(a) When they leave the executive positions with which their appointment as a Director was associated, except for express ratification by the Board of Directors, after a non-binding report from the Nominating and Remuneration Committee;

(b) When they are involved in any of the legally envisaged cases of incompatibility or prohibition;

(c) When charges are brought against them for a presumably criminal offense or when a judge’s order for hearing to commence is issued for any of the offenses stated in article 213 of the Spanish Corporate Enterprises Act, or when they are involved in disciplinary proceedings for serious or very serious misconduct brought by supervisory authorities;

(d) When they are seriously admonished by the Auditing Committee for having failed to comply with their obligations as Directors;

31

(e) When their remaining on the Board may endanger the Company’s interests or when the reasons for which they were appointed have disappeared; and

(f) In the case of a proprietary Director, when the shareholder whose shareholding interests they represent on the Board disposes of their holding in the Company or reduces this under the level reasonably justifying their appointment as such.

B.1.21 Explain whether the function of chief executive of the Company falls upon the Chairman of the Board of Directors. If so, state the measures that have been taken to limit the risks involved with powers being concentrated in a single person:

YES

Measures to limit risks

Functions are decentralized through the existence of the Board’s delegate Committees (the Auditing Committee and the Nominating and Remuneration Committee), which have their own spheres of competence.

Furthermore, in accordance with article 8.1 of the Regulations of the Board of Directors, when the Chairman of the Board holds the status of chief executive, this person will be delegated all the powers that can be delegated in accordance with the Law, the Articles and these Regulations, and will be in charge of effective management of the Company’s business, always in accordance with the decisions and criteria set by the General Shareholders’ Meeting and the Board of Directors, in their respective spheres of competence.

Also see the reference to article 8.4 of the Regulations in the following section

State and where applicable explain whether rules have been established empowering one of the independent Directors to request that a meeting of the Board should be convened, or for new items to be added to the agenda, the aim being to coordinate and reflect the concerns of the external Directors and oversee evaluation by the Board of Directors

YES

Explanation of the rules

Article 8.4 of the Regulations of the Board of Directors empowers an independent Director to coordinate and reflect the concerns of external Directors and to direct the Board’s assessment of its Chairman in cases when the Chairman is in turn the chief executive.

B.1.22 Are reinforced majorities, other than legal ones, required for any type of resolution?:

NO

32

Describe how agreements are passed at the Board of Directors, stating at least the minimum quorum and the types of majorities required to adopt the resolutions:

Description of the agreement:

All the agreements

Quorum	%

Half plus one of the Directors	0

Type of majority	%

Absolute majority. In the event of a tie, the Chairman has the casting vote	0

B.1.23 Explain whether there are any specific requirements other than the ones regarding Directors, in order to be appointed chairman.

NO

B.1.24 State whether the chairman has the casting vote:

YES

Questions in which there is a casting vote

In all questions within the Board’s competence.

B.1.25 State whether the Articles or the Regulations of the Board establish any limit to the age of Directors:

NO

Maximum age of chairman	Maximum age of the chief executive office	Maximum age of Directors

0	0	0

33

B.1.26 State whether the Articles or the Regulations of the Board establish any limit to the maximum term of office of independent Directors:

NO

Maximum term of office	0

B.1.27 If there are few or no female Directors, explain the reasons for this and any measures taken in order to remedy the situation

Explanation of the reasons and the measures

The Board bases its proposals for appointment of Directors strictly on professional qualification criteria (skill, knowledge and experience).

In particular, state whether the Nominating and Remuneration Committee has established procedures to ensure that selection processes do not suffer from implicit biases hindering any selection of female Directors and whether female candidates who meet the required profile are deliberately sought:

NO

B.1.28 State whether there are any formal processes for granting proxies at the Board of Directors. If so, provide a brief description.

Article 28.2 of the Regulations of the Board of Directors establishes Directors’ general obligation to attend the meetings of the bodies to which they belong and to take an active part in any discussions in order for their opinion to make an effective contribution to decision-making. Furthermore, in the event of their not being able to attend any sessions to which they were called, on justified grounds, this article provides that any absent Director must give instructions to the Director who has to represent him/her.

B.1.29 State the number of Board meetings held during the financial year. Where applicable, also state the number of times the Board met without the chairman attending this:

Number of Board meetings	14

Number of Board meetings without the chairman’s attendance	0

State the number of meetings held by the different Board Committees during the financial year:

Number of meetings of the Executive or Delegate Committee	0

Number of meetings of the Audit Committee	10

Number of meetings of the Nominating and Remuneration Committee	5

Number of meetings of the Nominating Committee	0

Number of meetings of the Remuneration Committee	0

34

B.1.30 State the number of Board meetings held during the year without the attendance of all Board members. Any proxies granted without specific instructions for the meeting will be considered as being absences:

Number of Directors’ absences during the year	0

% of absences of the total votes cast during the year	0,000

B.1.31 State whether the individual and consolidated annual accounts presented to the Board for approval are previously certified:

YES

Identify, where applicable, the persons who certified the Company’s individual and consolidated accounts for approval by the Board:

Name	Position

MS. MONTSERRAT LLOVERAS CALVO	CHIEF ADMINISTRATIVE OFFICER AND CONTROLLER

MR. ALFREDO ARROYO GUERRA	VICE-PRESIDENT ADMINISTRATION AND FINANCE

B.1.32 Explain, if there were any, the mechanisms established by the Board of Directors to prevent the individual and consolidated accounts drawn up by it from being presented to the General Shareholders’ Meeting with reservations in the audit report.

Article 42.4 of the Regulations of the Board is transcribed below:

Article 42. Relations with auditors

(…)

4. The Board of Directors shall attempt to draw up the final accounts in such a way that there are no reservations by the auditor, and in the event of there being any, their content and scope shall be explained to shareholders by both the Chairman of the Auditing Committee and by the external auditors.

B.1.33 Is the Secretary to the Board also a Director?

NO

35

B.1.34 Explain the procedures for the appointment and removal of the Secretary to the Board, stating whether he/she is proposed by the Nominating Committee and approved by a plenary session of the Board.

Procedure for appointment and removal

According to article 10 of the Regulations of the Board, the Secretary does not need to be a Director.

According to article 15.5 of the Regulations of the Board, it is the Nominating and Remuneration Committee’s competence to inform about the appointment and removal of the Secretary and Vice-secretaries to the Board of Directors.

Does the Nominating Committee inform about the appointment?	YES

Does the Nominating Committee inform about the dismissal?	YES

Does the Board approve the appointment?	YES

Does the Board approve the dismissal at a plenary session?	YES

Does the secretary to the Board have special responsibility for ensuring that the recommendations on good governance are followed?

YES

B.1.35 State if applicable, the mechanisms established by the Company to preserve the independence of the auditor, financial analysts, and rating agencies.

Article 14 of the Regulations of the Board gives the Audit Committee the following competences as regards the external auditor:

(i) To pass on to the Board any proposals for selection, nomination, contracting and replacement of the external auditor;

(ii) To be directly in charge of the fees and supervision of the work done by the external auditor;

(iii) To regularly receive information directly from the external auditor on the progress, incidents and execution of auditing, as well as on the auditing plan and the results of its implementation and to make sure that senior management is acting on its recommendations.

36

(iv) To ensure the independence of the external auditor, and for this purpose:

•

For the Company to inform the CNMV (Spanish Stock Exchange Commission), as a relevant fact, of the change of auditor and to adjoin a declaration on the possible existence of disagreements with the outgoing auditor, and if there were any, of their content;

•

For the Company and the auditor to ensure respect for current legislation on rendering services other than auditing, the limits to concentration of the auditor’s business and in general the other rules laid down for ensuring auditors’ independence;

•	In the event of the external auditor resigning, to examine the circumstances which had given rise to this.

Article 42 of the Regulations of the Board furthermore establishes that the Board’s relations with the Company’s external auditors shall be channeled through the Audit Committee. The Board of Directors shall furthermore refrain from proposing to the Meeting the contracting of any auditing firms in which the fees intended to be paid to it for all items are over ten per cent (10%) of its total income during the last financial year. This article also provides that the Board of Directors shall publicly inform, every year, of the overall fees that the Company has paid to the auditing firm for services other than auditing.

B.1.36 State whether the Company changed its external auditor during the financial year. If so, identify the incoming and outgoing auditors:

NO

Outgoing auditor	Incoming auditor

In the event of any disagreements with the outgoing auditor, please provide details:

NO

B.1.37 State whether the audit firm carries out other work for the Company and/or its business Group apart from auditing, and if so, state the amount of the fees received for such work and the percentage that this represents of the fees invoiced to the Company and/or its business Group:

YES

	Company	Group	Total

Amount of other non-auditing work (thousand euros)	744	464	1.208

Amount of other non-auditing work/total work invoiced by the auditing firm (as a %)	39.200	19.900	28.560

B.1.38 State whether the audit report of the annual accounts for the previous financial year contains reservations or qualifications. If it does, detail the reasons given by the Chairman of the Audit Committee to explain the content and scope of such reservations or qualifications.

NO

37

B.1.39 State the number of consecutive years for which the present audit firm has been auditing the annual accounts of the Company and/or its business Group. Likewise, give the percentage represented by the number of years the current audit firm has been auditing the accounts in respect of the total number of years for which the annual accounts have been audited:

	Company	Group

Number of consecutive years	21	21

No. of years audited by the current audit firm /No. of years that the Company has been audited (as a %)	100.0	100.0

B.1.40 State any holdings of the members of the Company’s Board of Directors in the capital of entities engaged in the same, similar or complementary type of business to the one stated as the corporate purpose of either the Company or its Group, insofar as these have been made known to the Company. Also state the positions or functions that they carry out at said companies:

B.1.41 State and give details in each case of whether there is a procedure for the Directors to seek external consultancy:

YES

Detail of the procedure

This is established in article 25 of the Regulations of the Board:

Article 25. Expert assistance

1. In order to be assisted in the practice of their functions, external Directors may request legal, accounting, financial or other experts to be taken on, at the Company’s expense.

Any such commission must necessarily involve specific problems of some scale and complexity arising during performance of the function.

38

2. The decision to contract must be made known to the Chairman of the Board, and may be turned down by the Board of Directors if it is accredited that:

Detail of the procedure

(a) This is not required for proper performance of the functions entrusted to the external Directors;

(b) Its cost is not reasonable in view of the importance of the problem and of the assets and earnings of the Company; or

(c) The technical assistance being sought can be properly given by the Company’s own experts and technical staff.

B.1.42 State and, where applicable, give details as to whether there is a procedure for the Directors to be able to obtain the information needed to prepare for meetings of the governing bodies sufficiently long in advance:

YES

Detail of the procedure

In accordance with article 16.2 of the Regulations of the Board, the call for ordinary sessions shall be made in accordance with the advance notice and the procedures stipulated in the Corporate Articles. The call shall always include the agenda of the session and shall adjoin all the relevant information, properly summed up and prepared, sent long enough in advance for proper preparation of the meeting. When, in the Chairman’s opinion, this proves inadvisable for security reasons, the information shall not be adjoined and the Directors will be informed of the possibility of examining this at the corporate headquarters.

B.1.43 State and where applicable give details as to whether the Company has established rules that oblige Directors to report and where appropriate resign in cases in which the image and reputation of the Company may be harmed:

YES

Explain the rules

Article 28.2 of the Regulations of the Board lays down Directors’ obligation to inform the Nominating and Remuneration Committee about any criminal proceedings in which they are charged, as well as the later stages of the proceedings.

Article 22.3 envisages Directors’ obligation to offer their resignation to the Board and if the latter considers this appropriate, to go through with this resignation if, amongst other reasons:

(i) When they are involved in any of the legally envisaged cases of incompatibility or prohibition;

(ii) When charges are brought against them for a presumably criminal offense or when a judge’s order for hearing to commence is issued for any of the offenses stated in article 213 of the Spanish Corporate Enterprises Act, or when they are involved in disciplinary proceedings for serious or very serious misconduct brought by supervisory authorities;

(iii) When they are seriously admonished by the Auditing Committee for having failed to comply with their obligations as Directors; and

39

Explain the rules

(iv) When their remaining on the Board may endanger the Company’s interests.

B.1.44 State whether any member of the Board of Directors has informed the Company that he/she has been sentenced or formally accused of any of the offenses stipulated in article 124 of the Spanish Public Limited Companies Law:

NO

State whether the Board of Directors has analyzed the case. If so, explain the decisions made regarding whether or not the Director should remain in his/her post, giving reasons.

NO

Decision taken	Grounded explanation

B.2 Committees of the Board of Directors

B.2.1 Give details of all the Committees of the Board of Directors and their members:

AUDIT COMMITTEE

Name	Position	Type

MR. LUIS ISASI FERNÁNDEZ DE BOBADILLA	CHAIRMAN	INDEPENDENT

MR. STEVEN MAYER	MEMBER	EXTERNAL

MR. W. BRETT INGERSOLL	MEMBER	EXTERNAL

NOMINATING AND REMUNERATION COMMITTEE

Name	Position	Type

MR. EDGAR DALZELL JANNOTTA	CHAIRMAN	INDEPENDENT

MS. ANNA VEIGA LLUCH	MEMBER	INDEPENDENT

MR. VICTOR GRIFOLS ROURA	MEMBER	EXECUTIVE

40

B.2.2 State whether the Audit Committee is endowed with the following functions.

Monitoring the preparation process and the integrity of the financial information on the Company and, where applicable, the Group, verifying compliance with legal requirements, proper delimitation of the scope of consolidation and the proper application of accounting criteria	YES

Regularly assessing the internal control and risk management systems, so that the main risks are appropriately identified, managed and made known	YES

Ensuring the independence and efficiency of the internal audit function; proposing the selection, appointment, reappointment and removal of the head of the internal audit service; proposing the budget for such service; receiving regular information on its activities; and checking that the senior management takes the conclusions and recommendations of its reports into account	YES

Establishing and overseeing a mechanism that enables employees to communicate – confidentially and where considered appropriate, anonymously – any possible irregularities that they may observe in the Company, particularly financial and accounting ones	YES

Presenting to the Board of Directors proposals for the selection, appointment, reappointment and replacement of the external auditor, as well as the conditions under which it is contracted	YES

Regularly receiving from the external auditor information on the audit plan and the results of its implementation, and checking that the senior management takes its recommendations into account	YES

Ensuring the independence of the external auditor	YES

In the case of groups, helping to ensure that the Group auditor also assumes responsibility for the audits of individual companies in the Group	YES

B.2.3 Describe the rules covering organization, operation and responsibilities of each of the Committees attached to the Board of Directors.

Name of Committee

NOMINATING AND REMUNERATION COMMITTEE

Short description

This is established in article 15 of the Regulations of the Board: Article 15. The Nominating and Remuneration Committee 1. The Nominating and Remuneration Committee shall assess the profile of the most appropriate persons for forming part of the different Committees and pass the relevant proposals on to the Board. 2. The Nominating and Remuneration Committee shall be made up of a number of from three (3) to five (5) Directors appointed by the Board of Directors, taking into account the knowledge, skills and experience of the Directors and the purposes of the Committee. The Nominating and Remuneration Committee shall in any event be made up of a majority of external Directors. 3. The Board of Directors shall appoint the Chairman of the Nominating and Remuneration Committee. The post of Chairman shall necessarily be given to an external Director and, insofar as this is possible, to an independent one. 4. The Board of Directors shall appoint the Secretary of the Nominating and Remuneration Committee, who could be (a) one of the members of said Nominating and Remuneration Committee (being a Secretary member of the Nominating and Remuneration Committee in this case), (b) any other member of the Company’s Board of Directors who were not a member of the Nominating and Remuneration Committee

41

(being a Secretary non-member of the Nominating and Remuneration Committee in this case) or (c) the Secretary or a Vice-Secretary of the Company’s Board of Directors (being a Secretary non-member of the Nominating and Remuneration Committee in this case). The Secretary shall make a written record of all the agreements passed at each session of the Committee, and shall inform the plenary session of the Board of Directors through its Chairman. In the event of a tie, the Chairman of the Committee shall have the casting vote. 5. With no prejudice to any other tasks assigned by the Board, the Nominating and Remuneration Committee shall have the following basic responsibilities: (a) to draw up and review the criteria that have to be implemented for the composition of the Board of Directors and the selection of candidates, taking into account the skills, knowledge and experience necessary on the Board; (b) to make the proposals of appointments of Directors prior to submitting these to the General Meeting, or where applicable, prior to their adoption by the Board making use of its co-optation powers, informing in any event on the nature of the Director proposed; (c) to make proposals to the Board in order for the succession of the Chairman and of the chief executive to take place in a properly planned and organized manner; (d) to inform on the appointment and removal of the Secretary and Vice-Secretaries of the Board of Directors; (e) to inform about any appointments and removals of senior management that the chief executive may propose to the Board; (f) to propose to the Board the members who are to form part of each of the Committees; (g) to propose to the Board of Directors the system and amount of the annual remuneration of Directors and senior management; (h) to regularly review the remuneration schemes of senior management, considering their fitness and performance; and (i) to inform about any transactions which involve or could involve conflicts of interests and, in general, about the issues considered in Chapter IX of the Regulations of the Board of Directors. 6. Any member of the management team or the staff of the Company whose presence were required by the Chairman would be obliged to attend the sessions of the Committee and to give cooperation and access to any information available. 7. For better performance of its tasks, the Committee could seek consultancy from external professionals, for which purpose what is laid down in article 25 of the Regulations of the Board of Directors shall be applicable. 8. The Committee shall have to consider the suggestions made to it by the Chairman, the members of the Board, the executives or shareholders of the Company. In particular, (a) the Committee shall consult the Chairman and chief executive of the Company on matters to do with executive Directors and (b) any member of the Board may request the Committee to take into consideration potential candidates to cover any Director vacancies in case it considers these appropriate. 9. The Nominating and Remuneration Committee shall meet whenever the Board of Directors of the Company or its Chairman asks for a report to be issued or proposals to be adopted and, in any event, whenever it proves useful for proper performance of its functions. In any case, it shall meet once a year to prepare the information on the remuneration of the Directors that the Board of Directors has to approve and include in its annual public documents. 10. At the first plenary session of the Board after its meetings, the Nominating and Remuneration Committee shall account for its work and answer for what has been done. All the members of the Board shall receive a copy of the minutes of the sessions of the Nominating and Remuneration Committee.

Name of Committee

AUDIT COMMITTEE

Short description

As established in article 14 of the Regulations of the Board: Article 14. The Audit Committee 1. The Audit Committee will be made up of a number of from three (3) to five (5) Directors appointed by the Board of Directors, taking into account the knowledge, skills and experience of the Directors as regards accounting, auditing and management or risks and the tasks of the Committee. 2. The Audit Committee shall, in any event, be made up of a majority of external Directors, with an appropriate presence of independent Directors. An attempt will also be made to ensure that all the members of the Audit Committee, including its President, have the independence, experience and any other requisite established by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers Automated

42

Quotation (NASDAQ). 3. The Board of Directors shall appoint the Chairman of the Audit Committee, a post which shall necessarily have to be filled by an external Director, and, where possible, an independent Director. The Chairman of the Committee shall have to be replaced every four (4) years, being able to be reelected after a period of one (1) year from his/her dismissal has elapsed. 4. The Board of Directors will appoint the Secretary of the Audit Committee, who could be (a) one of the members of said Audit Committee (in this case, being a Secretary member of the Audit Committee), (b) any other member of the Company’s Board of Directors not a member of the Audit Committee (in this case, being a Secretary non-member of the Audit Committee), or (c) the Secretary or a Vice-Secretary of the Company’s Board of Directors (being a Secretary non-member of the Audit Committee in this case). The Secretary shall make a record of the agreements adopted at each session of the Committee and inform the plenary session of the Board of Directors through its Chairman. In the event of any tie in the voting, the Chairman of the Committee shall have the casting vote. 5. With no prejudice to what is established in the Law, the Corporate Articles, or other tasks assigned to it by the Board of Directors, the Audit Committee shall have the following basic responsibilities: (a) In respect of the General Shareholders’ Meeting: (i) To inform the General Meeting of the matters brought up in this body on matters within its competence; (b) In respect of the Board of Directors: (i) To inform the Board beforehand on the regular financial information that the Company periodically has to publish, through its status as a listed organization; in this respect, the Committee shall ensure that the interim accounts are drawn up with the same accounting criteria as the annual ones and to this end shall consider the suitability of a limited review by the external auditor; (ii) To inform beforehand on the creation or acquisition of stock in concerns with a special purpose or registered in countries or territories considered to be tax havens, as well as any other transactions or operations of a similar nature whose complexity means that they might harm the Group’s transparency;

(iii) To inform beforehand on related party operations; and (iv) To inform on any matter which has or could have any material, financial or accounting impact; (c) In respect of internal control and reporting systems: (i) To supervise the preparation process and the integrity of the financial information on the Company and, where applicable, the Group, verifying compliance with legal requirements, proper delimitation of the scope of consolidation and the proper application of accounting criteria; (ii) To regularly assess the internal control and risk management systems, so that the main risks are appropriately identified, managed and made known; (iii) To ensure the independence and efficiency of the internal audit function; proposing the selection, appointment, reappointment and removal of the Head of the Internal Audit Department; proposing the budget for such Department; receiving regular information on its activities (including the annual work plan and the activities report for the year prepared by the Head of the Department); and checking that the senior management takes the conclusions and recommendations of its reports into account; (iv) o establish and supervise procedures for reception, retention and treatment of any complaints received by the Company in respect of accountancy, internal controls and auditing matters, as well as anonymous and confidential contributions made by employees on questionable auditing and accounting matters; (d) As regards the external auditor: (i) To have exclusive authority to propose the appointment, contracting and replacement of the external auditor to the Board of Directors, with no detriment to the competences granted by Spanish legislation to the General Meeting and the Board itself as regards the approval of those decisions; (ii) To be directly responsible for the fees and supervision of the work done by the external auditor as regards the preparation or issue of auditing reports, or similar, on financial statements; (iii) To regularly receive information directly from the external auditor on the progress, incidents and execution of auditing, as well as on the auditing plan and the results of its implementation and to make sure that senior management is acting on its recommendations;

(iv) To ensure the independence of the external auditor, and for this purpose: . For the Company to inform the CNMV (Spanish Stock Exchange Commission), as a relevant fact, of the change of auditor and to adjoin a declaration on the possible existence of disagreements with the outgoing auditor, and if there were any, of their content; . For the Company and the auditor to ensure respect for current legislation on rendering services other than auditing, the limits to concentration of the auditor’s business and in general the other rules laid down for ensuring auditors’ independence; . In the event of the external auditor resigning, to examine the circumstances which had given rise to this. (iv) To promote the Group auditor’s

43

assuming responsibility for the audits of the companies forming part of the Group; (e) As regards the external consultants: (i) In order to be assisted in the practice of their functions, request legal, accounting, financial or other experts to be taken on, at the Company’s expense; (f) As regards internal rules of conduct: (i) To monitor compliance of the Internal Regulations on Conduct in issues connected with the Securities Markets, of these Regulations, of the norms of conduct laid down in the “Ethical Code for Grifols Group” and in the “Code of Conduct for Grifols’ Employees” and, in general, of any other internal rules for governance of the Company, as well as making the proposals required for improving these. 6. The Audit Committee shall meet as often as necessary for performing its work properly. 7. Any member of the management team or the staff of the Company whose presence were required by the Chairman shall be obliged to attend the Committee sessions, and to give cooperation and access to any information available to them. The Chairman may require them to appear in the absence of any other Director. The Chairman of the Committee may require attendance of Auditors at its sessions. 8. To perform its functions better, the Audit Committee may seek consultancy from external professionals at the Company’s expense. For the sake of avoiding any doubt, the requisites and limitations envisaged in article 25 of the Regulations of the Board of Directors will not apply. 9. The Company will provide the appropriate funding, in accordance with the indications of the Audit Committee, to pay the fees of external auditors and of any advisor contracted by the Audit Committee, as well as any ordinary administrative expense incurred by the Audit Committee in the performance of its functions; 10. At the first plenary session of the Board after its meetings, the Audit Committee shall report on its work and answer for the work done. All the members of the Board shall be given a copy of the minutes of the Audit Committee’s sessions.

B.2.4 State the powers of each of the Committees as regards advice, consultancy and where applicable, delegations available:

Name of Committee

NOMINATING AND REMUNERATION COMMITTEE

Short description

See section B.2.3 above

Name of Committee

AUDIT COMMITTEE

Short description

See section B.2.3 above

B.2.5 State, where applicable, the existence of regulations governing the Board’s Committees, the place where these are available for consultation, and any amendments that have been made during the financial year. It should also be stated whether any annual report on the work done by each Committee has voluntarily been drawn up.

Name of Committee

NOMINATING AND REMUNERATION COMMITTEE

Short description

The regulations of the Nominating and Remuneration Committee are contained in the Regulations of the Board of Directors, which may be consulted on the Company’s web page (www.grifols.com). This regulation was modified at a meeting of the Board of Directors of 24th May 2011, in order to adapt the Regulations of the Board of Directors to the regulatory norms of the National Association of Securities Dealers Automated Quotation (NASDAQ).

44

Name of Committee

AUDIT COMMITTEE

Short description

The regulations of the Audit Committee are contained in the Regulations of the Board of Directors, which may be consulted on the Company’s web page (www.grifols.com). This regulation was modified at a meeting of the Board of Directors of 24th May 2011, in order to adapt the Regulations of the Board of Directors to the regulatory norms of the National Association of Securities Dealers Automated Quotation (NASDAQ).

B.2.6 State whether the composition of the Executive Committee reflects the participation on the Board of the different categories of Directors:

NO

If not, explain the composition of your Executive Committee

There is no Executive Committee

C – RELATED-PARTY TRANSACTIONS

C.1 State whether a plenary session of the Board has reserved for itself the function of approving transactions that the Company carries out with Directors, with significant shareholders or shareholders represented on the Board, or with related parties, following a favorable report from the Audit Committee or any other body entrusted with this task:

YES

C.2 Provide details of any relevant operations involving a transfer of assets or liabilities between the Company or Group entities and significant shareholders in the Company:

Personal or corporate name of the significant shareholder	Personal or corporate name of the Company or entity in its Group	Nature of the relation	Type of operation	Amount (thousand euros)

SCRANTON ENTERPRISES, B.V.	GRIPDAN INVEST, S.L.	Scranton is the sole partner of Gripdan Invest, S.L.	Sale of goods (finished or under way)	5,222

SCRANTON ENTERPRISES, B.V.	GRIPDAN INVEST, S.L.	Scranton is the sole partner of Gripdan Invest, S.L.	Sale of goods (finished or under way)	39,267

45

Personal or corporate name of the significant shareholder	Personal or corporate name of the Company or entity in its Group	Nature of the relation	Type of operation	Amount (thousand euros)

SCRANTON ENTERPRISES, B.V.	GRIPDAN INVEST, S.L.	Scranton is the sole partner of Gripdan Invest, S.L.	Sale of goods (finished or under way)	17,650

SCRANTON ENTERPRISES, B.V.	GRIPDAN INVEST, S.L.	Scranton is the sole partner of Gripdan Invest, S.L.	Sale of goods (finished or under way)	12,467

SCRANTON ENTERPRISES, B.V.	GRIPDAN INVEST, S.L.	Scranton is the sole partner of Gripdan Invest, S.L.	Sale of goods (finished or under way)	5,787

SCRANTON ENTERPRISES, B.V.	SCRANTON ENTERPRISES USA INC.	Scranton Enterprises USA Inc. is a company in which Scranton Enterprises has a holding.	Sale of goods (finished or under way)	152,000

C.3 Provide details of any relevant operations involving a transfer of assets or liabilities between the Company or Group entities and the Company’s managers or Directors:

Personal or corporate name of the managers or Directors	Personal or corporate name of the Company or entity in its Group	Nature of the operation	Type of operation	Amount (thousand euros)

THORTHOL HOLDINGS, B.V.	GRIFOLS, S.A.	CONTRACTUAL (amounts received by Marca Grifols, S.L., in which it has a holding)	Transfers of ID and agreements on licenses	1,772

MR. TOMAS DAGA GELABERT	GRIFOLS, S.A.	CONTRACTUAL (amount received by Osborne Clarke, S.L., a practice in which he is a partner)	Services rendered	15,973

46

C.4 Give details of any relevant transactions carried out by the Company with other companies belonging to the same Group, provided they are not eliminated during the process of preparing the consolidated financial statements and do not form part of the normal business of the Company in terms of their subject and applicable terms and conditions:

C.5 State whether the members of the Board of Directors have found themselves involved in any conflict of interest during the financial year, in accordance with what is stipulated in article 127 three of the Spanish Public Limited Companies Law.

YES

Personal or corporate name of Director

MR. EDGAR DALZELL JANNOTTA

Description of the conflict of interest situation

Mr. Jannotta has a minority interest in Scranton Enterprises BV, a significant shareholder of the Company.

Personal or corporate name of Director

MR. VICTOR GRIFOLS ROURA

Description of the conflict of interest situation

Mr. Grifols has a minority interest in Scranton Enterprises BV, a significant shareholder of the Company.

C.6 Give details of any mechanisms set up to detect, determine and solve any possible conflicts of interest between the Company and/or its Group and its Directors, executives or significant shareholders.

One of the general obligations of any Director laid down in article 28.2 of the Regulations of the Board is that of clearly expressing their opposition, in particular concerning independent Directors and other Directors who are not affected by the potential conflict of interest, when this involves decisions which might harm the shareholders not represented on the Board.

Furthermore, article 30.2 of the Regulations of the Board establishes that a Director must consult the Nominating and Remuneration Committee before accepting any management position in another company or concern which might represent a conflict of interests or affect their dedication.

Finally, article 31 establishes the following: (i) the Director must refrain from attending and getting involved in discussions which affect matters in which he or she is personally, directly or indirectly, an interested party; and (ii) the Director shall not be able to carry out, directly or indirectly, any professional or commercial transactions with the Company unless the situation of conflict of interests is informed of in advance, and the Board approves the transaction, after receiving a report from the Nominating and Remuneration Committee.

47

C.7 Is more than one Company from the Group listed in Spain?

NO

Identify any subsidiaries that are listed:

D – RISK CONTROL SYSTEMS

D.1 General description of the risk policy of the Company and/or its Group, detailing and evaluating the risks covered by the system, together with an explanation of why these systems are appropriate for each type of risk.

The Company’s risk management policy focuses on identifying, evaluating, reducing and controlling the different risks that may prevent it from attaining its business goals. To this end, the Company has the organization and infrastructures able to carry out the functions required, by means of a continuous process.

Risk management is the responsibility of senior management, whose main functions in this respect are:

•	The identification and evaluation of risks.

•	The definition, application and regulatory development of corporate risk management policies.

•	The implementation of the processes required to ensure proper management of risks, their follow-up and control.

The Audit Committee oversees the way the management monitors compliance with the Group’s risk management policies and procedures, and reviews whether these policies and procedures are appropriate, considering the risks to which the Group is exposed.

The Board of Directors’ meeting on 24th May 2011 approved an amendment of the Regulations, reinforcing the internal control and information mechanisms of the Audit Committee in article 14, establishing the following amongst its competences for this purpose:

(i) To supervise the preparation process and the integrity of the financial information on the Company and, where applicable, the Group, verifying compliance with legal requirements, proper delimitation of the scope of consolidation and the proper application of accounting criteria;

(ii) To regularly assess the internal control and risk management systems, so that the main risks are appropriately identified, managed and made known;

(iii) To ensure the independence and efficiency of the internal audit function; proposing the selection, appointment, reappointment and removal of the head of the internal audit service; proposing the budget for such service; receiving regular information on its activities (including the annual work plan and the activities report for the year prepared by the Head of the Department); and checking that the senior management takes the conclusions and recommendations of its reports into account;

The Audit Committee is assisted by the Internal Audit department in these functions.

Internal Audit performs regular reviews of the checks and risk management procedures and informs the Audit Committee of the results.

The main risk factors covered in the Management Report and the Consolidated Annual Report of Grifols for 2011 are as follows:

•	Possible effects of the global financial crisis on our distributors or on the countries in which these operate

•	The emergence of competitive products

•	Changes in the regulatory norms of the markets in which it operates

•	Risks stemming from the process of integrating the Talecris Group, whose purchase took effect as of 2nd June 2011

48

•	Credit, liquidity and market risk

•	Possible shortages of supplies of raw materials

The Group has the necessary departments and the backing of specialized external consultants to ensure compliance of laws and rules applicable to it. The healthcare legislation of different countries and the financial-accounting rules are prominent among these regulations.

The Group does not have any significant concentrations of commercial credit risk. Furthermore, due to the type of customers with whom it works, most of whom are public bodies, the risk of insolvency is low. The only risk that may affect credits with public bodies is that of delayed payment. The companies in the Group cover this risk by claiming their right to collect legal interest. Apart from this, no significant insolvency problems have been detected on the markets on which it sells to private bodies.

As regards the credit risk with banks and financial institutions, the Group only works with institutions of known repute and requires appropriate diversification of its investments.

The Group implements cautious management of the liquidity risk, based on the availability of cash and financing facilities by means of a sufficient amount of engaged credit facilities which enable the Group to carry out its business plan and operations with stable and ensured financing sources.

The objective of management of market risk is to administer and control the Group’s exposure to changes in market prices (including changes in exchange and interest rates) within reasonable parameters and at the same time, to optimize profitability.

The Group’s main exposure to exchange rate risk is concentrated in the United States dollar. Since earnings in dollars represent 93% of the purchases and expenses in dollars in financial year 2011, the Group has a natural coverage of dollar fluctuations, and for this reason the risks stemming from fluctuations in the exchange rate are minimal.

The liabilities issued at variable rates expose the Group to exchange rate risk as regards cash flows. In order to manage the interest rate risk in cash flows, hedging operations are carried out by contracting derivative financial instruments consisting in floating to fixed interest rate swaps. These derivative financial instruments contracted comply with the requisites of hedge accountancy.

The Group is exposed to the risk of the price of the equity instruments classified as available for sale. The Group has entered into two transactions on non-listed forward contracts whose underlying security are the Grifols, S.A. shares and is thus exposed to the performance risk of the security price.

The risk of the price of raw materials is minimized by vertical integration of the hemoderivatives business, a sector with a high level of concentration.

Apart from this, in the Bioscience division, the positive evolution of the demand for products, which is higher than the supply, guarantees suitable sales prices.

Other prominent operating risks of the Group are:

•	Product liability

•	Environmental responsibility

•	Incidents which may occur on its premises

•	The continuity of the business in the event of unexpected situations

Grifols has a quality system designed in order to guarantee the quality of our products from when the raw material is obtained until the release of the finished product for marketing. The quality controls of raw materials, production processes and finished product have been set up in order to minimize the risk of releasing onto the market a product that could have its quality, effectiveness or safety impaired.

49

Grifols also has a system for control of claims and pharmacovigilance, designed for early detection of any possible quality, efficiency or safety problems potentially connected with our products, and the adoption of the necessary corrective measures. Combined with the systems for monitoring product traceability on the market, this system enables fast and effective withdrawal of any batch of product from the market at any time.

The Environmental Department plans the environmental management of all the divisions in accordance with Grifols’ environmental policy, which has the following objectives, amongst others:

•	To minimize the environmental impacts of new products and development.

•	To guarantee the compliance of applicable legal requisites and other principles to which the organization subscribes.

•	To implement techniques for contamination prevention in order to minimize the environmental risks of its activities.

The system is based on the following mainstays:

•	Deployment of a uniform documentary system which covers both operational and management procedures.

•	The organization of Environmental Committees in each of the companies to appraise their environmental management, evaluate and decide on priority environmental measures.

•	All the departments take into account any possible environmental impacts when establishing their work processes.

As regards our employees’ safety, Grifols’ safety standards, stricter than legal requirements, are painstakingly documented and the workers receive constant training to guarantee their uniformity and compliance.

Both the product responsibilities and possible incidents on the premises are furthermore covered by means of risk management policies and overall insurance schemes in order to guarantee appropriate and uniform protection for all the companies in the Group.

As regards the continuity of the business in the event of unexpected situations which might break off the work of any of our critical factories, Grifols has alternative premises which would allow ongoing operations at an acceptable level during the contingency. As for information technology services, a number of measures have been implemented to face up to contingency situations. All the procedures which are considered critical are backed up by the most appropriate technology in each case. Apart from this, a replication system between the centers in Spain and the United States has been implemented for some services. For the others there is a crisis recovery plan enabling service to be given to the entire Group in contingencies.

D.2 State whether any of the different types of risk affecting the Company and/or its Group (operating, technological, financial, legal, image-related, tax, etc.) materialized during the financial year.

NO

If so, state the circumstances that led to them and whether the control system established worked.

D.3 State whether there is a Committee or other governing body responsible for establishing and supervising these control devices.

YES

If so please provide details of its functions

50

Name of the Committee or body

AUDIT COMMITTEE

Description of its functions

As regards information and internal control systems, article 14 of the Regulations of the Board gives the following competences to the Audit Committee:

(i) To supervise the preparation process and the integrity of the financial information on the Company and, where applicable, the Group, verifying compliance with legal requirements, proper delimitation of the scope of consolidation and the proper application of accounting criteria;

(ii) To regularly assess the internal control and risk management systems, so that the main risks are appropriately identified, managed and made known;

(iii) To ensure the independence and efficiency of the internal audit function; proposing the selection, appointment, reappointment and removal of the head of the internal audit service; proposing the budget for such service; receiving regular information on its activities (including the annual work plan and the activities report for the year prepared by the Head of the Department); and checking that the senior management takes the conclusions and recommendations of its reports into account;

(iv) To establish and supervise procedures for reception, retention and treatment of any complaints received by the Company in respect of accountancy, internal controls and auditing matters, as well as anonymous and confidential contributions made by employees on questionable auditing and accounting matters.

D.4 Identification and description of the processes for complying with the different regulations that affect the Company and/or its Group.

The Group has the departments required to guarantee compliance with the laws and rules affecting the Company’s proper operation. The healthcare legislation of different countries and the financial-accounting rules are prominent among these regulations.

Grifols also has external consultants helping to ensure compliance of any regulations applicable to the Group.

E – GENERAL SHAREHOLDERS’ MEETING

E.1 State and where applicable provide details of whether there are any differences between the required quorum for the General Shareholders’ Meeting and the quorum system laid down in the Spanish Public Limited Companies Act (LSA)

NO

51

	% quorum different to the one established in art. 102 of the LSA for general matters	% quorum different to the one established in 103 LSA for special cases of art. 103

Quorum required at 1st call	0	0

Quorum required at 2nd call	0	0

E.2 State and, where applicable, give details of any differences from the system envisaged in the Spanish Limited Companies Law (LSA) for the adoption of corporate resolutions.

NO

Describe how it is different from the system envisaged by the LSA.

E.3 List any rights held by shareholders as regards General Meetings, insofar as these are different to the ones established in the LSA.

Class B Shares have the following rights:

1) Separate vote at the General Shareholders’ Meeting in respect of extraordinary matters. With no detriment to what is laid down in article 103 of the Spanish Corporate Enterprises Act and additionally, but also to protect the rights of Class B Shares, any Company agreements on the following matters shall require, apart from their approval in accordance with what is laid down in article 17 of the Corporate Articles, the approval of the majority of Class B Shares outstanding at that time:

(A) An agreement (i) authorizing the Company or any of its subsidiaries to repurchase or acquire any Class A Shares of the Company, except for pro rata repurchases which may be offered to the owners of Class B Shares on the same terms and at an offered price equal to the owners of Class A Shares or (ii) approving the redemption of Company shares and any capital reduction (through repurchasing, cancelling shares or in any other way) other than (a) any legally compulsory redemptions and (b) any redemptions similarly affecting Class A Shares and Class B Shares and in which each Class B Share is given the same treatment and granted the same terms as for each Class A Share;

(B) Any agreement approving the issue, granting or delivery of (or authorizing the Company’s Board of Directors to issue, grant or deliver) (i) any shares in the Company; (ii) any voting rights or other securities which entitle the holder to purchase Company shares or which can be exchanged or converted into Company shares; or (iii) any options, warrants or other instruments granting their owner the right to acquire, convert, subscribe or receive any Company securities in any other way except, in cases (i), (ii) and (iii) above, if (a) each Class B Share is given the same treatment in the relevant issue, granting or delivery as a Class A Share, and thus has, if there are any, the same preference rights (of subscription, preferential award or of another kind) in the relevant issue, granting or delivery as a Class A Share; or (b) the issue is made according to what is established in section 6.1 above;

52

(C) Any agreement unconditionally approving or not (i) an operation subject to Act 3/2009 (including, with no limitations, a merger, split-off, change of address abroad or global assignment of assets and liabilities), except if each Class B Share is treated in the same way as Class A Share in all aspects in said operation; or (ii) the dissolution or liquidation of the Company, except when the agreement is legally compulsory;

(D) Any agreement passing the exclusion of any shares of the Company from listing or trading on any securities market or secondary market; and

(E) In general, any agreement and any modification of the Corporate Articles which directly or indirectly impairs or has any adverse effect on the rights, preferences or privileges of Class B Shares (including any agreement which impairs or has any adverse effect on Class B Shares in comparison with Class A Shares or which benefits or positively affects Class A Shares in comparison with Class B Shares, or which affects the provisions of these Articles in respect of Class B Shares).

The General Shareholders’ Meeting is competent to decide on any matters which have been attributed to it either legally or by its articles and, in particular, for expository purposes, it shall be the only company body or organism competent to decide on the subjects considered to be “Extraordinary Matters” according to this section of these Articles.

2) Preference dividend. Each Class B Share entitles its holder to receive a minimum annual preference dividend debited to the distributable profit in each business year at the end of which the Class B Share continues to be issued equal to 0.01 euros per Class B Share.

3) Right of redemption. Each Class B Share entitles its holder to obtain its redemption in the event of a takeover bid for the full or partial amount of the company shares being made and liquidated (fully or partly) except if the owners of Class B Shares had been entitled to participate in that offer and their shares had been acquired in that offer in the same way and in the same terms as the owners of Class A Shares (including, with no limitations, for the same consideration).

4) Preferential liquidation right. Each Class B Share entitles its holder to receive, in the event of the Company’s dissolution and liquidation, a sum equal to the sum of (i) the face value of the Class B Share and (ii) the issue premium paid up for issuing that Class B Share.

E.4 State, where applicable, any measures adopted to encourage participation by shareholders at General Meetings.

The General Meeting Regulations govern the following aspects:

(i) The shareholder’s right to information over the web page and the request for information beforehand (art. 9);

(ii) Attendance by proxy (art. 11);

(iii) Shareholders’ involvement in the Meeting (art. 16);

(iv) Split voting is allowed, in order for financial intermediaries legitimated as shareholders but acting on behalf of different clients to be able to cast their votes in accordance with the latter’s wishes (art. 19);

(v) The procedures for remote voting (art. 20); and

(vi) Publishing the agreements adopted on the Company’s web page (art. 23).

53

E.5 State whether the Chairman of the General Shareholders’ Meeting coincides with the position of Chairman of the Board of Directors. Give details, where applicable, of any measures that may have been adopted in order to guarantee the independence and proper operation of the General Meeting:

YES

Details of the measures

Article 13 of the General Meeting Regulations establishes that the Committee for the General Meeting shall be made up of the members of the Board of Directors attending the General Meeting, being presided over by the Chairman and in the presence of the Secretary of the Meeting. The General Meeting shall be presided over by the Chairman of the Board of Directors or by the Director properly standing in for this person in accordance with what is laid down in the Regulations of the Board of Directors. Failing this, it shall be presided over by the attending shareholder designated for this purpose by the shareholders. In the event of being judicially called, the post of Chairman shall be determined by the competent judge. The party acting as Secretary of the General Meeting shall be the Secretary of the Board of Directors or the Vice-secretary validly standing in for this person in accordance with what is laid down in the Regulations of the Board of Directors. Failing this, the Secretary shall be the attending shareholder who is appointed for this purpose by the shareholders. If the Chairman or the Secretary were to be absent from the meeting for any reason they shall be replaced in their functions by the persons indicated above.

Finally, article 22 of the Regulations of the Board lays down that the Board of Directors may require the presence of a Notary to draw up the minutes of the Meeting, being obliged to do so whenever this is requested by shareholders representing at least one per cent (1%) of the share capital, five (5) days prior to the date on which the Meeting is intended to be held.

E.6 State, where applicable, any changes made during the financial year to the Regulations of the General Shareholders’ Meeting.

There have not been any modifications.

54

E.7 Give details of attendance at General Meetings held during the financial year covered by this report:

Details of attendance
Date of General Meeting	% of attendance in person	% as proxy	% remote voting		Total
			Electronic voting	Others

01/25/2011	1.530	71.970	0.000	0.000	73.500

05/24/2011	9.600	57.240	0.000	0.000	66.840

12/02/2011	1.730	71.180	0.000	0.000	72.910

E.8 Briefly describe the resolutions adopted at the General Shareholders’ Meetings held in the financial year covered by this report and the percentage of votes with which each resolution was adopted.

At the Extraordinary General Shareholders’ Meeting of 25th June 2011 each and all of the following resolutions were adopted:

One.- Increase of the share capital by a nominal sum of 8,700,000 euros, by means of issuing and putting into circulation (envisaging the possibility of incomplete subscription) 87,000,000 new Class B Shares without voting rights, of 0.10 euros face value each, and an issue premium which will be determined by the Board of Directors, with the express authority to delegate this power to any of its members, at the latest on the date of execution of the agreement and for an amount which shall in any event be from a minimum of 3.02 euros to a maximum of 9.17 euros issue premium per share. The new shares shall be fully subscribed and paid up by means of cash payments. Exclusion from the preferential subscription right. Modification of article 6 of the Corporate Articles and including a new article 6.b to adapt the Corporate Articles to the new class of shares with no voting rights. Delegation of powers to the Board of Directors, with the express power to delegate these to any of its members, to set the conditions for the increase in any matter not envisaged by the General Meeting, including adaptation of Corporate Article 6 (share capital). Application to the competent national and foreign bodies for admitting the new shares for trading on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, as well as the Stock Exchange Interconnection System (Continuous Market) and on the NASDAQ

Vote

In favor: 98.8614%

Abstentions: 0.7304%

Against: 0.4082%

Two.- Nomination of Directors. Increase in the number of members of the Board of Directors

Vote

In favor: 99.6433%

Abstentions: 0.2793%

Against: 0.0774%

Three.- Authorization for acquisition of its own shares on the secondary market, revoking and invalidating the previous authorization passed by the General Meeting on 21st June 2010

Vote

In favor: 97.7226%

Abstentions: 0.0005%

Against: 2.2769%

55

Four.- Delegation of powers for formalization and execution of the agreements passed by the General Meeting

Vote

In favor: 99.9273%

Abstentions: 0.0005%

Against: 0.0722%

At the Ordinary General Shareholders’ Meeting of 24th May 2011 each and all of the following resolutions were adopted:

One.- Examination and approval, where applicable, of the annual accounts, the individual management report and the proposal for application of the result for the Company year closing as of 31st December 2010

Vote

In favor: 99.9655%

Abstentions: 0.0345%

Against: 50 shares

Two.- Examination and approval, where applicable, of the consolidated annual accounts and management report for the Company year closing as of 31st December 2010

Vote

In favor: 99.9472%

Abstentions: 0.0345%

Against: 0.0183%

Three.- Examination and approval, where applicable, of the work done by the Board of Directors during the financial year closing as of 31st December 2010

Vote

In favor: 99.7255%

Abstentions: 0.2306%

Against: 0.0439%

Four.- Reappointment of individual accounts auditors

Vote

In favor: 99.9800%

Abstentions: 0.0185%

Against: 0.0015%

Five.- Reappointment of consolidated accounts auditors

Vote

In favor: 99.9800%

Abstentions: 0.0185%

Against: 0.0015%

Six.- Modification of Corporate Articles

Article 18

Vote

56

In favor: 99.9968%

Abstentions: 00.0032%

Against: 0%

Article 24.3

Vote

In favor: 99.9968%

Abstentions: 00.0032%

Against: 0%

Seven.- Nomination and reelection of Directors

Nomination of Mr. Luis Isasi Fernández de Bobadilla

Vote

In favor: 99.7724%

Abstentions: 00.0331%

Against: 0.1945%

Reelection of Mr. Thomas Glanzmann

Vote

In favor: 99.7591%

Abstentions: 0.0331%

Against: 0.2078%

Determination of the number of members of the Board of Directors

Vote

In favor: 99.9542%

Abstentions: 0.0005%

Against: 0.0453%

Eight.- Approval of the remuneration of Directors

Vote

In favor: 99.9854%

Abstentions: 0.0031%

Against: 0.0115%

Nine.- Delegation of powers for formalization and execution of the agreements passed by the Meeting

Vote

In favor: 99.9997%

Abstentions: 0.0002%

Against: 0.0001%

At the Extraordinary General Shareholders’ Meeting of 2nd December 2011 each and all of the following resolutions were adopted:

One.- Increasing the share capital by a nominal sum of 2,968,765.80 euros, by issuing and putting into circulation 29,687,658 new Class B Shares without voting rights of 0.10 euros face value each, with no issue premium, debited to voluntary reserves, in the proportion of 1 new Class B Share for each 10 old Class A or Class B Shares, envisaging the

57

possibility of incomplete allocation. Modification of article 6 of the Corporate Articles (Capital Social). Application to the competent national and foreign bodies for admitting the new shares for trading on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, as well as on the Stock Exchange Interconnection System (Continuous Market) and on the NASDAQ

Vote

Class A Shares

In favor: 97.5743%

Abstentions: 0.1366%

Against: 2.2891%

Class B Shares

In favor: 90.4223%

Abstentions: 0.2105%

Against: 9.3672%

Two.- To confer to the Board of Directors, with the express authority to delegate this to any of its members, the power to increase the Company’s share capital, as laid down in article 297.1.b) of the Spanish Corporate Enterprises Act, within the period legally allowed of five years from the date of holding this General Meeting, up to the maximum amount corresponding to 50% of the share capital at the time of this authorization, said increase to be able to be executed in one or several stages. Conferring to the Board of Directors, with express authority to delegate this power to any of its members, the power to exclude the preferential subscription right in the relevant capital increases, in accordance with article 506 of the Spanish Corporate Enterprises Act.

Vote

Class A Shares

In favor: 90.0789%

Abstentions: 0.0019%

Against: 9.9192%

Three.- Modification of the Corporate Articles.

3.1.- Modification of articles 1, 9, 13, 14, 16, 17.b, 23, 25, 26, 27, 28, 29, and 30 of the Corporate Articles in order to adapt their contents to the current Spanish Corporate Enterprises Act and to introduce certain qualitative improvements in their wording

3.2.- Including a new article 9.b in the Corporate Articles in order to incorporate the latest new items as regards the corporate web page introduced by the current Spanish Corporate Enterprises Act

3.3.- Modification of articles 22 and 22.b of the Corporate Articles in order to improve the flexibility of the system for calling meetings and the remote sessions of the Board of Directors and to adapt its wording to the new aspects brought in by the new Spanish Corporate Enterprises Act

Vote

Class A Shares

In favor: 99.9947%

Abstentions: 0.0034%

Against: 0.0019%

58

Four.- Modification of articles 5, 6, 7, 8, 9, 11, 12, 16, 19, and 20 of the Regulations of the General Shareholders’ Meeting to adapt their contents to the current Spanish Corporate Enterprises Act and bring in certain qualitative improvements in the wording.

Vote

Class A Shares

In favor: 99.9827%

Abstentions: 0.0164%

Against: 0.0009%

Five.- Determination of the corporate web page in accordance with article 11.b of the Spanish Corporate Enterprises Act

Vote

Class A Shares

In favor: 99.9969%

Abstentions: 0.0025%

Against: 0.0006%

Six.- Delegation of powers for formalization and execution of the agreements passed by the General Meeting

Vote

Class A Shares

In favor: 99.9973%

Abstentions: 0.0027%

Against: 0%

E.9 State whether there is any statutory restriction in the articles establishing a minimum number of shares needed to attend the General Shareholders’ Meeting.

NO

Number of shares necessary for attending the General Meeting

E.10 State and explain the policies implemented by the Company with regard to granting proxies at General Shareholders’ Meetings.

Right of representation (art. 11 General Meeting Regulations):

1. Any shareholder entitled to attend according to what is laid down in article 10 of the General Meeting Regulations above may be represented by someone else, even though this person were not a shareholder. In the event of representation being conferred to a legal person, the latter shall in turn have to designate a natural person to represent it, as laid down in the Law.

59

2. The proxy must be granted specifically for each Meeting, either in writing or by remote communication channels, on condition that the identity of the principal and the proxy is properly identified, as well as the content of the proxy being granted. The Company’s web page shall include the procedures and requisites for granting remote representation.

3. Any natural shareholders who are not in full possession of their civil rights, as well as shareholders who are legal persons, shall be able to be represented by those holding legal powers of attorney, which shall have to be duly accredited.

4. The proxy shall always be revocable. Personal attendance of the shareholder represented at the Meeting shall entail automatic revocation of the proxy.

Public request for representation (art. 12 General Meeting Regulations):

1. Public requests for representation shall be governed by what is laid down in article 186 of the Spanish Corporate Enterprises Act. In the event of the Company being listed on a secondary official market, the limitations established in article 114 of the Securities Market Law as regards exercising voting rights by the proxy shall be respected.

2. In any event, the document in which the power of attorney is given must contain or have adjoined to it the agenda, as well as the request for instructions for exercising voting rights and a statement of how the proxy is to vote in the event of instructions not being given.

3. As an exception, the representative may vote differently when circumstances arise which were not known at the time of sending the instructions, entailing running a risk of harming the principal’s interests. In the event of a vote not being cast as specified in the instructions, the proxy must immediately inform the principal by means of a letter explaining the reasons for the vote.

4. There will be understood to have been a public request for representation when the same person is representing over three (3) shareholders.

Remote voting (art. 20 General Meeting Regulations):

1. In accordance with what is laid down in the Corporate Articles, any shareholders entitled to attend may vote remotely, as regards the proposals included in the agenda, through the following media:

(a) by postal vote, by sending in the duly signed attendance card, proxy and/or remote vote with a statement of how they are voting;

(b) by electronic correspondence or other remote communication channels, in accordance with the instructions given on the Company’s web page, on condition that the security of electronic communications is duly guaranteed and that the electronic document pursuant to which the voting right is being practiced incorporates a recognized electronic signature, as laid down in the Electronic Signature Law, or which, without meeting the requisites of the recognized electronic signature, is accepted as being sufficient by the Board of Directors through displaying suitable guarantees of authenticity and identification of the shareholder exercising his/her voting right.

2. The announcement calling the General Meeting shall contain the procedure, requisites and deadline for exercising remote voting rights.

3. A remote vote will not be valid if it is not received by the Company at least five (5) days prior to the date on which the General Meeting is intended to be held.

60

4. Any shareholders issuing their remote vote as stipulated in this article shall be considered to be present for purposes of constituting the Meeting. Any delegations previously issued shall consequently be understood to be revoked and any granted thereafter shall be taken as unmade.

5. In spite of the above, any vote issued remotely as referred to in this article shall be invalidated by the personal attendance of the shareholder at the meeting.

E.11 State whether the Company is aware of the institutional investor policy regarding their participation in the Company’s decision-making process:

NO

E.12 State the address and means of accessing corporate governance content on the Company’s website.

The address of the Company’s webpage is www.grifols.com. Information on corporate governance can be accessed through the link Investors Relations on the main page, or directly at http://inversores.grifols.com/portal/grifols/home_page_investors.

F – DEGREE TO WHICH CORPORATE GOVERNANCE RECOMMENDATIONS ARE FOLLOWED

State the extent to which the Company follows the recommendations of the Unified Good Governance Code. If any of these are not complied with, explain the recommendations, regulations, practices or criteria that the Company applies.

1. The Corporate Articles of listed companies should not place any upper limit on the number of votes that can be cast by a single shareholder, or impose other restrictions hindering the takeover of the Company by means of purchasing its shares on the market.

See sections: A.9, B.1.22, B.1.23 and E.1, E.2

Complied with

2. When a dominant and a subsidiary Company are stock market-listed, both should publicly disclose in detail:

a) The respective areas of work engaged in and possible business dealings between them, as well as those of the subsidiary Company listed with other Group companies;

b) Any mechanisms set up to settle any possible conflicts of interest that might arise.

See sections: C.4 and C.7

Not applicable

61

3. Even when not expressly required under Commercial Law, any decisions involving a structural corporate change should be submitted to the General Shareholders’ Meeting, for approval or ratification, specifically the following ones:

a) Turning the listed companies into holding companies by means of “subsidiarization” or assigning core activities that were previously carried out by the Company itself to subsidiaries, even when the former keeps full ownership over the latter;

b) The acquisition or disposal of key operating assets that would effectively alter the Company’s corporate purpose;

c) Operations that effectively amount to the liquidation of the Company.

Complied with

4. Detailed proposals of the resolutions to be adopted at the General Shareholders’ Meeting, including the information stated in recommendation 28, should be made known at the same time as publication of the announcement convening the Meeting.

Complied with

5. Separate votes should be held at the General Meeting on materially separate items, in order for shareholders to express their voting preferences separately in each case. This rule should be applied particularly:

a) To the appointment or ratification of Directors, who should be individually voted;

b) In cases of amendments to the Articles, for each article or Group of articles which are materially independent.

See section: E.8

Complied with

6. Companies should allow split votes, so that financial intermediaries acting as nominees on behalf of different clients can issue their votes according to their clients’ instructions.

See section: E.4

Complied with

7. The Board of Directors should perform its duties with unity of purpose and independent judgment, giving the same treatment to all shareholders. It should at all times be guided by the Company’s interest, understood as maximizing its economic value in a sustained fashion.

It should also ensure that the Company abides by laws and regulations in its dealings with stakeholders, fulfils its obligations and contracts in good faith, respects the customs and good practices of the sectors and territories where it does business and upholds any additional social responsibility principles to which it has voluntarily subscribed.

Complied with

8. The Board should understand the core of its mission as being to approve the Company’s strategy and the organization required to put this into practice, as well as to ensure and oversee that the Management complies with the goals set, while pursuing the Company’s interests and corporate purpose. To this end, a plenary session of the Board should reserve the power to approve:

a) The Company’s general policies and strategies, and in particular:

i) The strategic or business plan, as well as the management targets and annual budget;

ii) The investments and financing policy;

iii) The definition of the structure of the Company Group;

iv) The corporate governance policy;

v) The corporate social responsibility policy;

62

vi) The remuneration and performance assessment policy for senior management;

vii) The risk control and management policy, as well as the regular monitoring of the internal information and control systems;

viii) The Company’s dividends and treasury stock policy and in particular its limits.

See sections: B.1.10, B.1.13, B.1.14 and D.3

b) The following decisions:

i) At the proposal of the Company’s chief executive, the appointment and possible dismissal of senior management, as well as their compensation clauses

See section: B.1.14

ii) The remuneration of Directors, and, in the case of executive Directors, any additional remuneration for their executive functions and other conditions that must be met in their contracts

See section: B.1.14

iii) Any financial information that the Company must regularly disclose through its status as listed.

iv) Investments or operations of all kinds whose large amount or special characteristics mean that these have strategic importance, unless the General Meeting has to approve these;

v) The creation or acquisition of stock in concerns with special purposes or registered in countries or territories considered to be tax havens, as well as any other transactions or operations of a similar nature whose complexity means that they might harm the Group’s transparency.

c) Operations carried out by the Company with Directors, significant shareholders or those represented on the Board or other persons linked with them (“related-party transactions”).

This authorization of the Board shall not nevertheless be understood as being required in any related-party operations that simultaneously meet the following three conditions:

1. Ones carried out pursuant to contracts with standard conditions and applied on a large scale to a large number of clients;

2. Performed at prices or rates established on general terms by those supplying the goods or services in question;

3. Of an amount not exceeding 1% of the Company’s annual income.

It is advisable for the Board to approve related-party operations only after a favorable report is issued by the Audit Committee or, where applicable, by any other to which the same function had been entrusted, and for the Directors involved, apart from not exercising nor delegating their voting right, to leave the meeting room while the Board discusses and votes on this.

It is recommendable for the powers attributed to the Board herein not to be delegated, except for the ones stated in points b) and c), which could be passed by the Delegate Committee for urgent cases, with later ratification by the plenary session of the Board.

See sections: C.1 and C.6

Partially complied with

Article 5 of the Regulations of the Board of Directors does not include either the dividends’ policy or the Company’s treasury stock and, in particular, its limits, in the Company’s general policies and strategies.

9. The Board should have the right size to ensure effective operation and participation, which makes it advisable for this to comprise no fewer than five and no more than fifteen members.

See section: B.1.1

Complied with

10. The proprietary and independent external Directors should constitute a broad majority of the Board, while the number of executive Directors should be the minimum required, taking into account the complexity of the corporate Group and the percentage of ownership interests in the Company capital that the executive Directors control. See sections: A.2, A.3, B.1.3 and B.1.14

Complied with

63

11. In the event of there being any external Director who can neither be considered proprietary nor independent, the Company should explain this circumstance and this person’s links with the Company or its senior management, or with its shareholders.

See section: B.1.3

Complied with

12. Among the external Directors, the ratio of proprietary and independent Directors should reflect the proportion between the capital of the Company represented by the proprietary Directors and the remainder of the capital.

This strict proportional criterion could be relaxed so that the weight of the proprietary Directors is greater than would actually correspond to the total percentage of capital that they represent:

1. In companies with high capitalization in which few or no equity holdings are legally considered significant, but where there are shareholders with stakes of a high absolute value.

2. When these are companies in which there is a plurality of shareholders represented on the Board but with no links between them.

See sections: B.1.3, A.2 and A.3

Complied with

13. The number of independent Directors should represent at least one third of the total number of Directors.

See section: B.1.3

Explain

There are three independent Directors. Steven Mayer and W. Brett Ingersoll would nevertheless be independent in accordance with the NASDAQ regulations. The Company is examining the possibility of incorporating further independent Directors.

14. The status of each Director should be explained by the Board at the General Shareholders’ Meeting that is to make or ratify their appointment, and annually be confirmed or where applicable reviewed in the Annual Corporate Governance Report, after being verified by the Nominating Committee. Said report should also explain the reasons why proprietary Directors have been appointed at the request of shareholders whose stake is under 5% of the capital. It should state the reasons why, where applicable, they had not entertained formal requests for presence on the Board from shareholders whose stake is equal to or over that of others at whose request proprietary Directors had been appointed.

See sections: B.1.3 and B.1 4

Complied with

15. When the number of female Directors is low or non-existent, the Board should explain the reasons and initiatives adopted to correct this situation, and specifically the Nominating Committee should take measures, when new vacancies arise, to ensure that:

a) the selection procedures do not involve any implicit bias hindering the selection of female candidates;

b) the Company is making a conscious effort to seek women meeting the professional profile being sought and includes these among potential candidates.

See sections: B.1.2, B.1.27 and B.2.3

Partially complied with

64

The Board bases its proposals for appointment of Directors strictly on professional qualification criteria (skill, knowledge and experience).

16. The Chairman, as person in charge of proper operation of the Board, shall ensure that Directors are previously given sufficient information, stimulate discussion and active participation of the Directors during Board meetings, safeguarding their right to freely take a stance and express their opinion, and to organize and coordinate with the chairmen of the relevant Commissions the regular evaluation of the Board, as well as, where applicable, that of the CEO or chief executive.

See section: B.1.42

Complied with

17. When the Chairman of the Board is also the Company’s chief executive, one of the independent Directors should be empowered to request calling Board meetings or including new items on the agenda; to coordinate and reflect the concerns of external Directors, and to lead the Board’s appraisal of its Chairman.

See section: B.1.21

Complied with

18. The Secretary of the Board should take care to ensure that the Board’s actions:

a) Adhere to the spirit and letter of the Laws and their regulations, including the ones issued by regulatory agencies;

b) Comply with the Corporate Articles and with the regulations of the General Shareholders’ Meeting, the Board of Directors and any others;

c) Take into account the recommendations on good governance given in this Unified Code which the Company had accepted.

In order to safeguard the independence, impartiality and professionalism of the Secretary, his or her appointment and removal should be proposed by the Nominating Committee and approved by the Board in a plenary session; the relevant appointment and removal procedure should be stated in the Regulations of the Board.

See section: B.1.34

Complied with

19. The Board should meet with the frequency required to properly perform its functions, in line with the schedule of dates and agendas set at the beginning of the year, each Director being able to propose further points on the agenda not previously arranged.

See section: B.1.29

Complied with

20. Absences of Directors should be kept down to unavoidable cases and be quantified in the Annual Corporate Governance Report. If their vote needs to be delegated, this should be done with instructions.

See sections: B.1.28 and B.1.3 0

Complied with

21. When Directors or the Secretary express concerns about some proposal or, in the case of Directors, about the Company’s performance, and such concerns are not resolved at the Board meeting, a record of these should be made in the minutes at the request of the person expressing these.

Complied with

65

22. The Plenary session of the Board should assess once a year:

a) The quality and efficiency of the Board’s operation;

b) Starting from a report submitted by the Nominating Committee, the performance of the Chairman of the Board and chief executive of the Company;

c) The performance of its Committees, starting from the reports supplied by these.

See section: B.1.19

Complied with

23. All the Directors should be able to exercise the right to obtain any further information that they may deem fit on matters within the Board’s competence. Unless the Corporate Articles or the Regulations of the Board provide otherwise, any such requests should be addressed to the Chairman or the Secretary of the Board.

See section: B.1.42

Complied with

24. All the Directors should be entitled to obtain advice required for performance of their functions from the Company. The Company should provide suitable channels for exercising this right, which may in special circumstances include external advice at the Company’s expense.

See section: B.1.41

Complied with

25. Companies should set up a guidance program to provide new Directors with fast and sufficient knowledge of the Company, as well as its corporate governance rules. Companies should also provide Directors with schemes for updating knowledge when circumstances make this advisable.

Complied with

26. Companies should require their Directors to devote the necessary time and effort to their function to perform this effectively and consequently:

a) The Directors should inform the Nominating Committee of any other professional obligations they may have in case these might interfere with the dedication required;

b) Companies should lay down rules on the number of boards which they Directors may sit on.

See sections: B.1.8, B.1.9 and B.1.17

Complied with

27. The proposal for the appointment or reappointment of Directors which the Board submits to the General Shareholders’ Meeting, as well as any provisional appointments by the co-optation method should be approved by the Board as follows:

a) At the proposal of the Nominating Committee, in the case of independent Directors.

b) Subject to a report from the Nominating Committee in all other cases.

See section: B.1.2

Complied with

66

28. Companies should publish the following details about their Directors on their web page, and keep this information updated:

a) Professional and biographical profile;

b) Other Boards of Directors to which they belong, whether these are of listed companies or not;

c) A statement of the Director’s classification and, in the case of proprietary Directors, stating the shareholder that they represent or with whom they have links.

d) Date of their first and any subsequent appointments as a Company Director, and

e) Shares held in the Company and any options over these belonging to them.

Complied with

29. Independent Directors should not continue to have this status for a continuous period of more than 12 years.

See section: B.1.2

Complied with

30. Proprietary Directors should resign when the shareholders that they represent sell their entire ownership interest. They should also do so, in the proportional amount, when any such shareholder reduces their stake to a level which requires a reduction in the number of their proprietary Directors.

See sections: A.2, A.3 and B.1.2

Complied with

31. The Board of Directors should not propose the removal of independent Directors before the expiry of the term of office for which they were statutorily appointed, except when the Board considers there is just cause for this after a report has been issued by the Nominating Committee. There will specifically be presumed to be just grounds when the Director had breached the duties imposed by his or her post or comes under any of the circumstances described in point 5 of section III of the definitions in this Code.

The removal of independent Directors may also be proposed as a result of a takeover bid, merger or similar corporate operation entailing a change in the Company’s capital structure, when any such changes in the structure of the Board are brought about by the proportionality criterion stated in recommendation 12.

See sections: B.1.2, B.1.5 and B.1.26

Complied with

32. Companies should establish rules obliging Directors to inform the Board and, where applicable, resign in any cases which may threaten the creditworthiness and reputation of the Company and specifically be obliged to inform the Board of any criminal cases in which they are charged as well as the progress of any later hearings.

Should a Director have charges brought against him or her or when a judge’s order for hearing to commence is issued for any of the offenses listed in article 124 of the Spanish Limited Companies Law, the Board shall examine the case as soon as possible and, in view of the specific circumstances, decide whether it is appropriate or not for the Director to continue serving in his or her post. The Board shall describe all these circumstances with proper reasoning in the Annual Corporate Governance Report.

See sections: B.1.43 and B.1.44

Complied with

33. All the Directors should clearly express their opposition when they consider that a proposal submitted for the Board’s approval may go against corporate interests. This should also be done, particularly by independent and other Directors who are not affected by the conflict of interest, when these are decisions which might harm the shareholders not represented on the Board.

67

When the Board adopts significant or repeated resolutions on which the Director had expressed serious reservations, the latter should come to the relevant conclusions and, if he or she opted for resigning, should explain the reasons in the letter referred to in the next recommendation.

This recommendation also covers the Secretary of the Board, whether or not this person is a Director.

Complied with

34. When a Director gives up his/her post prior to the end of his/her term of office, either through resignation or for other reasons, the reasons for this should be explained in a letter sent to all the members of the Board. The grounds for the removal should be stated in the Annual Corporate Governance Report, irrespective of whether such removal is classified as a significant event.

See section: B.1.5

Complied with

35. The remuneration policy approved by the Board should specify at least the following points:

a) The amount of the fixed components, itemized where necessary, of the attendance fees for the Board and its Committees and an estimation of the annual fixed remuneration to which this gives rise;

b) Any variable remuneration components, including in particular:

i) Types of Directors to whom this applies, as well as an explanation of the relative importance of variable remuneration items in respect of the fixed ones.

ii) Criteria for assessment of results used as the basis for any entitlement to remuneration in shares, stock options or any other variable component;

iii) The main parameters and basis of any annual bonus system or other benefits not paid in cash; and

iv) An estimation of the sum total of the variable remuneration to which the remuneration scheme proposed would give rise, according to the degree of compliance with the hypotheses or targets taken as a reference.

c) The main characteristics of benefit schemes (for example, supplementary pensions, life insurance and similar arrangements) with an estimation of the amount involved or equivalent annual cost.

d) The conditions to apply to contracts of senior management such as executive Directors, these to include:

i) Duration;

ii) Advance notice periods; and

iii) Any other clauses as regards engagement bonuses, as well as compensation or “golden parachutes” for early cancellation or termination of the contractual relationship between the Company and the executive Director.

See section: B.1.15

Complied with

36. Remuneration involving the delivery of shares in the Company or Group companies, stock options or other share-based instruments, variable remuneration linked to the Company’s performance or benefit schemes should be restricted to executive Directors.

The delivery of shares shall not be covered by this limitation, when Directors are obliged to keep these until the end of their term of office.

See sections: A.3 and B.1.3

Complied with

68

37. External Directors’ remuneration should be as required to compensate them for the dedication, skills and responsibilities entailed by the post, but not so high as to compromise their independence.

Complied with

38. Any remuneration linked with the Company’s earnings should be subject to deductions calculated for any qualifications stated in the external auditors’ report.

Complied with

39. In the case of variable remuneration, the remuneration policies should include technical safeguards required to ensure that these reflect the professional performance of their beneficiaries and not stem simply from the general development of the markets or of the Company’s sector or other similar circumstances.

Complied with

40. The Board should submit a report on the Directors’ remuneration policy to a vote of the General Shareholders’ Meeting, as a separate point on the agenda. This report should be made available to the shareholders, either separately or in any other way that the Company may consider appropriate.

This report shall in particular focus on the remuneration policy that the Board has approved for the current year as well as, where applicable, the one planned for future years. It will address all the points referred to in recommendation 35, except the ones which might entail the disclosure of commercially sensitive information. It should stress the most significant changes in said policies with respect to the one applied the previous year referred to at the General Meeting. It shall also include an overall summary of how the remuneration policy was applied over said previous year.

The role played by the Remuneration Committee in preparing the remuneration policy should be reported at the Board meeting, as well as the identity of any external consultants if any external advice had been sought.

See section: B.1.16

Explain

During the business year ending as of 31st December 2011, the remunerations policy was determined on the Board of Directors level. As regards business year 2012, in accordance with article 61.3 of the Spanish Securities Market Law, the Nominating and Remuneration Committee will draw up an annual report on the remuneration of Directors, the Company’s remuneration policy, the overall summary of how the remunerations policy was applied during the business year, where applicable, as well as the breakdown of the individual remuneration earned by each of the Directors. The report will be disseminated and put to the vote, on consultative terms, and as a separate point on the agenda, at the Ordinary General Shareholders’ Meeting of 2012.

41. The Report (accompanying notes) should give details of the individual remuneration of the Directors during the financial year and include:

a) A breakdown of the remuneration of each individual Director, to include where applicable:

i) Attendance fees and other fixed remuneration as a Director;

ii) Any additional remuneration as a chairman or member of one of the Board’s Committees;

iii) Any payments made pursuant to profit-sharing or bonus schemes, and the grounds for paying these;

iv) Contributions made on the Director’s behalf to defined benefit pension schemes, or any increase in the Director’s vested rights in the case of contributions to defined benefit schemes;

v) Any compensation that may be agreed or paid as severance pay;

vi) Any remuneration collected as a Director of other companies in the Group;

69

vii) The remuneration that executive Directors receive for performance of senior management functions;

viii) Any kind of compensation other than the ones listed above, whatever its nature and the Group entity paying this may be, especially when it may be considered to be a related-party transaction or when its omission would distort the true image of the total remuneration received by the Director.

b) An individual breakdown of any possible deliveries to Directors of shares, stock options or other share-based instruments, detailing:

i) The number of shares or options awarded in the year and the conditions set for exercising these;

ii) Number of options exercised during the year, stating the number of shares involved and the exercise price;

iii) Number of options not yet exercised at the year end, stating their price, date and other exercising requisites;

iv) Any modification during the year in the terms for exercising any options already granted.

c) Information on the ratio in the previous year between the remuneration obtained by executive Directors and the results or other means of assessing the Company’s performance.

Explain

The Board of Directors considers that the disclosure of the salaries paid to executive Directors for their services affects their privacy.

42. When there is a Delegate or Executive Committee (hereinafter known as “Delegate Committee”), the participation structure of the different types of Directors should be similar to that of the Board itself and its secretary should be the Secretary of the Board.

See sections: B.2.1 and B.2.6

Not applicable

43. The Board should be kept fully informed of the business done and the decisions taken by the Delegate Committee and all the members of the Board should receive a copy of the minutes of the Delegate Committee’s sessions.

Not applicable

44. As well as the Audit Committee required pursuant to the Securities Market Law, the Board of Directors should form from its members a Committee or two separate Committees for Nominations and Remunerations.

The rules governing the composition and operation of the Audit Committee and the Nominating and Remunerations Committee or Committees should be stated in the Regulations of the Board, and include the following:

a) The Board should appoint the members of these Committees with regard to the knowledge, skills and experience of the Directors and the purpose of each Committee; it should discuss their proposals and reports and be responsible for answering for their activity and the work done at the first plenary session of the Board following their meetings;

b) These Committees should be formed exclusively of external Directors, with a minimum of three. The above is understood not to affect the attendance of executive Directors or senior management, when this is expressly agreed by the members of the Committee.

c) The Chairpersons of such Committees should be independent Directors.

d) They may seek external advice when this is felt to be necessary for performance of their duties.

e) Minutes of each meeting should be drawn up, a copy of which should be sent to all members of the Board.

See sections: B.2.1 and B.2.3

Complied with

70

45. Supervision of compliance with internal codes of conduct and corporate governance rules should be performed by the Audit Committee, the Nominating Committee or, as the case may be, separate Compliance or Corporate Governance Committees.

Complied with

46. Members of the Audit Committee, and in particular its chairman, should be appointed with regard to their knowledge and experience in accounting, auditing and risk management.

Complied with

47. Listed companies have an internal audit function, under the supervision of the Audit Committee, to ensure proper operation of the information and internal control systems.

Complied with

48. The person in charge of the internal audit function should submit an annual work program to the Audit Committee, report to it directly on any incidents arising during its implementation, and submit an activities report at the end of each year.

Complied with

49. Control and risk management policy should specify at least:

a) The different types of risk (operational, technological, financial, legal, reputation…) which the Company is exposed to, including contingent liabilities and other off-balance sheet risks among the financial or economic risks;

b) Determination of the risk level that the Company sees as acceptable;

c) Measures intended to mitigate the impact of risks identified, should these materialize;

d) The internal information and control systems to be used to control and manage the above risks, including contingent liabilities and off-balance sheet risks.

See sections: D

Complied with

50. The Audit Committee’s functions should be:

1. In respect of internal control and reporting systems:

a) To supervise the preparation process and monitor the integrity of the financial information on the Company and, where applicable, the Group, and to verify compliance of regulatory requirements, appropriate limitation of the consolidation perimeter and proper application of accounting principles.

b) Regularly reviewing the internal monitoring and management of risks, so that the main risks can be identified, handled and properly made known.

c) Ensuring the independence and efficiency of the internal audit function; proposing the selection, appointment, reappointment and removal of the head of the internal audit service; proposing the budget for such service; receiving regular information on its activities; and checking that the senior management takes the conclusions and recommendations of its reports into account.

d) To establish and oversee a mechanism that enables employees to communicate – confidentially and where considered appropriate, anonymously – any possible important irregularities that they may observe in the Company, particularly those of financial and accounting nature.

71

2. As regards the external auditor:

a) To submit to the Board any proposals for selection, appointment, reappointment and replacement of the external auditor, and the terms of its engagement.

b) To regularly receive information from the external auditor on the auditing plan and the results of its implementation and to make sure that the senior management is acting on its recommendations.

c) To ensure the independence of the external auditor, and for this purpose:

i) For the Company to inform the CNMV (Spanish Stock Exchange Commission), as a relevant fact, of the change of auditor and to adjoin a declaration on the possible existence of disagreements with the outgoing auditor, and if there were any, of their content.

ii) The Committee should ensure that the Company and the auditor adhere to current regulations on rendering services other than auditing, the limits to concentration of the auditor’s business and in general any other requirements in force to ensure the auditors’ independence;

iii) In the event of the external auditor resigning, to examine the circumstances which had given rise to this.

d) In the case of groups, helping to ensure that the Group auditor also assumes responsibility for the audits of individual companies in the Group.

See sections: B.1.35, B.2.2, B.2.3 and D.3

Complied with

51. The Audit Committee may order any employee or Director of the Company to appear before them and even do so without the presence of any other Director.

Complied with

52. The Audit Committee shall inform the Board, prior to the latter’s adopting the relevant decisions, on the following matters indicated in recommendation 8:

a) Any financial information that the Company must regularly disclose through its status as listed. The Committee must ensure that the interim accounts are drawn up with the same accounting criteria as the annual statements and may ask the external auditor to perform a limited review for this purpose.

b) The creation or acquisition of stock in concerns with special purposes or registered in countries or territories considered to be tax havens, as well as any other transactions or operations of a similar nature whose complexity means that they might harm the Group’s transparency.

c) Related-party operations, unless this preliminary reporting function had been assigned to another supervision and control Committee.

See sections: B.2.2 and B.2.3

Complied with

53. The Board of Directors should attempt to submit the annual accounts to the General Shareholders’ Meeting with no reservations or qualifications in the auditing report and in exceptional cases of any of these existing, both the Chairman of the Audit Committee and the auditors should clearly explain to the shareholders the content and scope of said reservations or qualifications.

See section: B.1.38

Complied with

54. Most of the Nominating Committee, or Nominating and Remuneration Committee if these were a single body, should be independent Directors.

See section: B.2.1

Complied with

72

55. The Nominating Committee should have the following functions in addition to the ones stated in earlier recommendations:

a) Evaluating the skills, knowledge and experience necessary on the Board and defining the functions and abilities necessary for the candidates to fill each vacancy, and assess the time and dedication required for them to perform their duties properly.

b) Examining or organizing, as it may deem appropriate, the succession of the Chairman and chief executive, making recommendations to the Board so the succession takes place in a well-organized and orderly manner.

c) Reporting on the appointments and removals of senior management that the chief executive proposes to the Board.

d) Reporting to the Board on any gender diversity issues as indicated in recommendation 14 of this Code.

See section: B.2.3

Partially complied with

The Board bases its proposals for appointment of Directors strictly on professional qualification criteria (skill, knowledge and experience).

56. The Nominating Committee should consult with the Chairman and the chief executive of the Company, especially on matters concerning executive Directors.

Any Director may ask the Nominating Committee to take into consideration potential candidates to fill directorship vacancies, in case it considers these appropriate.

Complied with

57. The Remuneration Committee should have the following functions apart from the ones indicated in the previous recommendations:

a) Proposing to the Board of Directors:

i) The remuneration policy for Directors and senior management.

ii) The individual remuneration and other contractual conditions of executive Directors.

iii) The standard conditions for senior management employment contracts.

b) Monitoring compliance with the remuneration policy established by the Company.

See sections: B.1.14 and B.2.3

Complied with

58. The Remuneration Committee should consult with the Chairman and chief executive, especially on matters connected with executive Directors and senior management.

Complied with

G – OTHER INFORMATION OF INTEREST

If you consider that there is any relevant principle or aspect connected with the corporate governance practices applied by your Company which has not been covered by this Report, please mention and explain this below.

Include in this section any other information, explanation or qualification connected with the previous sections of the report, insofar as these are relevant and not reiterative.

73

Specifically state whether the Company is subject to any legislation other than Spanish law as regards its corporate government and, where applicable, include the information that you are obliged to supply other than what is required herein.

Binding definition of independent Director:

State whether any of the independent Directors has or has had any relation with the Company, its significant shareholders or its Directors, which, had this been sufficiently significant or important, would have meant that the Director could not be considered as being independent in accordance with the definition given in section 5 of the Unified Good Governance Code:

NO

Date and signature:

This corporate annual governance report has been approved by the Company’s Board of Directors, at its session held on

02/22/2012

State whether there were any Directors who had voted against or abstained as regards the approval of this Report.

NO

74

FURTHER ACGR INFORMATION, IN ACCORDANCE WITH THE CNMV’S NOTIFICATION OF 28TH DECEMBER 2011 (“MODEL LETTER FOR LISTED PUBLIC LIMITED COMPANIES (SHARES)”)

1.	Any securities not traded on a regulated community market, indicating, as the case may be, the different classes of shares and the rights and duties conferred, for each class of shares.

Not applicable.

2.	Any restriction on the transferability of securities and any restrictions on voting rights.

There are no restrictions on the transfer of shares.

Class B Shares are not allowed voting rights, except in any extraordinary matters stipulated in the Corporate Articles, to wit:

Separate voting at a General Shareholders’ Meeting in respect of Extraordinary Matters. With no detriment to what is laid down in article 103 of the Spanish Corporate Enterprises Act and additionally, but also to protect the rights of Class B Shares, any Company agreements on the following matters (the “Extraordinary Matters”) shall require, apart from their approval in accordance with what is laid down in article 17 of these Articles, the approval of the majority of Class B Shares outstanding:

•

An agreement (i) authorizing the Company or any of its subsidiaries to repurchase or acquire any Class A Shares of the Company, except for pro rata repurchases which may be offered to the owners of Class B Shares on the same terms and at an offered price equal to the owners of Class A Shares or (ii) approving the redemption of Company shares and any capital reduction (through repurchasing, cancelling shares or in any other way) other than (a) any legally compulsory redemptions and (b) any redemptions similarly affecting Class A Shares and Class B Shares and in which each Class B Share is given the same treatment and granted the same terms as for each Class A Share;

•

Any agreement approving the issue, granting or delivery of (or authorizing the Company’s Board of Directors to issue, grant or deliver) (i) any shares in the Company; (ii) any voting rights or other securities which entitle the holder to purchase Company shares or which can be exchanged or converted into Company shares; or (iii) any options, warrants or other instruments granting their owner the right to acquire, convert, subscribe or receive any Company securities in any other way except, in cases (i), (ii) and (iii) above, if (a) each Class B Share is given the same treatment in the relevant issue, granting or delivery as a Class A Share, and thus has, if there are any, the same preference rights (of subscription, preferential award or of another kind) in the relevant issue, granting or delivery as a Class A Share; or (b) the issue is made according to what is established in section 6.1 above;

•

Any agreement unconditionally approving or not (i) an operation subject to Act 3/2009 (including, with no limitations, a merger, split-off, change of address abroad or global assignment of assets and liabilities), except if each Class B Share is treated in the same way as Class A Share in all aspects in said operation; or (ii) the dissolution or liquidation of the Company, except when the agreement is legally compulsory;

•	Any agreement passing the exclusion of any shares of the Company from listing or trading on any securities market or secondary market; and

•

In general, any agreement and any modification of the Corporate Articles which directly or indirectly impairs or has any adverse effect on the rights, preferences or privileges of Class B Shares (including any agreement which impairs or has any adverse effect on Class B Shares in comparison with Class A Shares or which benefits or positively affects Class A Shares in comparison with Class B Shares, or which affects the provisions of these Articles in respect of Class B Shares).

The General Shareholders’ Meeting is competent to decide on any matters which have been attributed to it either legally or by its articles and, in particular, for expository purposes, it shall be the only company body or organism competent to decide on the subjects considered to be “Extraordinary Matters” according to this section of these Articles.

3.	Regulations applicable to modification of the Corporate Articles.

With no detriment to what is laid down in article 17 of the Corporate Articles (the agreements shall be adopted by an absolute majority of the capital present and/or represented), any modification of the Corporate Articles which directly or indirectly impairs or has an adverse effect on the rights, preferences or privileges of Class B Shares (including any agreement which impairs or has any adverse effect on Class B Shares in comparison with Class A Shares or which benefits or has a positive effect on Class A Shares in comparison with Class B Shares, or which affects the provisions of these Articles regarding Class B Shares) shall require the approval of the majority of the Class B Shares (at the time outstanding).

4.	Significant agreements which have been entered into by the Company and which come into force, are modified or concluded in the event of a change in control of the Company through a public offering, and their effects.

Operation for purchasing Talecris Biotherapeutics Holdings Corp.

The financing contracts for this operation (Syndicated Loan Agreement for a sum of 3,400 million USD and Agreement for Issue of Bonds coming to a sum of 1,100 million USD) envisage early maturity clauses in the event of a change in control of the Company.

Operation for sale and later leasing of Spanish properties

In May 2011, the Group sold properties to Gripdan Invest, S.L. (a subsidiary whose sole owner is Scranton Enterprises BV) for a total sum of 37.6 million EUR. The properties were leased to the Company later on.

In connection with this operation, the Company signed the following agreements subject to clauses on change of control of the Company: (i) Purchase Option Contract in the Company’s favor over 100% of the corporate holdings of Gripdan Invest, S.L., and (ii) leasehold contracts by the Company for the properties sold to Gripdan Invest, S.L.

Operation of selling the fractionation factory in North Carolina and later leasing

In December 2011, Grifols Inc. sold this to Scranton Enterprises USA Inc. (a company whose sole owner is Scranton Investments BV, which in turn is wholly owned by Scranton Enterprises BV).

In connection with that transaction, the following contracts were signed, subject to clauses on change in control at the Company: (i) Purchase Option Contract in the Company’s favor over 100% of the shares in Scranton Investments BV (owner of 100% of the shares in Scranton Enterprises USA Inc.), and (ii) Agreement for Leasing the factory to Grifols Inc.

5.	Agreements between the Company and its administration and management or employees entitled to compensation when they resign or are unfairly dismissed or if the employment relationship reaches an end through a public offering for purchase.

With no detriment to what is laid down in section B.1.13 of the Annual Corporate Governance Report (ACGR) about the clauses for guarantee and “golden parachutes” for cases of dismissal or changes in control in favor of members of top management (including executive directors) as of the date of this report, the Company has signed agreements with 98 administrators/employees, pursuant to which they may unilaterally cancel their employment contracts with the company and be entitled to compensation ranging from 2 to 5 years, in cases of a change of control in the Company.

6.	A description of the main features of the internal control and risk management systems in connection with the process of Internal Control over Financial Reporting (ICFR).

Describe the mechanisms forming the systems for control and management of risks in relation with the process of Internal Control over Financial Reporting (ICFR) of your company

6.1.	Company’s control system

State, including their main characteristics, at least:

6.1.1.	Which bodies and/or roles are responsible for: (i) the existence and maintenance of a suitable and effective ICFR; (ii) its implementation; and (iii) its supervision.

Board of Directors:

The Company’s Board of Directors is ultimately responsible for the existence, maintenance and supervision of an appropriate and effective ICFR. In accordance with its Regulations, the Board of Directors has delegated this responsibility to the Audit Committee.

Audit Committee:

The Regulations of the Company’s Board of Directors, in article 14, section 5 (c), specify the basic responsibilities of the Audit Committee as regards the systems for information and internal control, which include, amongst others, the following:

•

To supervise the preparation process and the integrity of the financial information on the Company and, where applicable, the Group, verifying compliance with legal requirements, proper delimitation of the scope of consolidation and the proper application of accounting criteria;

•	To regularly assess the internal control and risk management systems, so that the main risks are appropriately identified, managed and made known;

•

To ensure the independence and efficiency of the internal audit function; to propose the selection, appointment, reappointment and removal of the Head of the Internal Audit Department; to receive regular information on its activities; and to check that the senior management takes the conclusions and recommendations of its reports into account.

The members of the Audit Committee are appointed in view of their knowledge, skills and experience as regards accountancy, auditing and risk management.

The Audit Committee has an Internal Audit function which, under its supervision, reviews the reliability, integrity and consistency of financial-accounting information, appraising its risks and the controls implemented to mitigate these, and regularly informs of the results of the work done and the measures proposed for its correction.

Finance / Accounting Policies and Internal Control

The Finance department has an Accounting Policies & Internal Control function which is responsible for developing and implementing policies, procedures and controls on financial information and for supervising their compliance. This function informs of the approval of policies and internal control procedures on financial information to the Group companies and keeps the documents on procedures and controls on financial information updated.

The system for internal control of the Company’s financial information has been completely evaluated in 2011 by outside consultants, under the supervision of Internal Audit.

6.1.2.	Whether there are, especially as regards the process of preparing financial information, the following items:

Departments and/or mechanisms with the task of:

•	Designing and reviewing the organizational structure;

•	Clearly defining the lines of responsibility and authority, with an appropriate distribution of tasks and functions; and

•	Ensuring there are sufficient procedures for their proper dissemination at the organization.

The design and review of the organizational structure and the definition of the lines of responsibility and authority is handled by the Board of Directors through the Chief Executive Officer.

The distribution of the tasks and functions is implemented with the aim of guaranteeing the efficiency and effectiveness of the operations, ensuring an appropriate segregation of functions.

The detailed organization chart of the Group functions is available to all the employees of the Group on the Company’s Intranet.

Code of conduct, approval body, degree of dissemination and instruction, principles and values included (stating whether there are specific mentions of the recording of operations and preparation of financial information), body playing the role of analyzing non-compliances and proposing corrective measures and penalties.

Code of Conduct:

The Code of Conduct of the Company Group, passed by the Board of Directors in 2008 and modified in 2011, establishes the rules of conduct applicable to all the employees and members of the Board of Directors and other governing bodies of all the Group companies, both as regards their own colleagues and in respect of third parties.

Section 9 of the Code of Conduct is on the “Reliability of information and dissemination”. In this respect it establishes that:

•

The Company’s financial statements, books, records and accounts must reflect operations reliably and in accordance with legal requisites and accounting principles. The dissemination of dishonest information, either internally or externally, is absolutely forbidden;

•

In its relationship with markets the Company is committed to transparency. The public financial statements, the information for regulatory bodies and, in general, the information published in any medium must be accurate and complete in all senses.

The Code of Conduct is published as an internal regulation on the Group Intranet, available to all its employees, and on the Company’s website (www.grifols.com)

Section 12 of the Code of Conduct stipulates that “Any failure to comply with the Code of Conduct by any employee or manager of the Company shall be considered a breach of their duties to the Company and in very serious cases could even be grounds for dismissal and demanding the relevant accountability”.

Ethical Code for Executives:

The Board of Directors passed the Ethical Code for Executives in 1998 and modified this in 2008.

This Code should be considered as a general framework of basic principles for governing the conduct of employees’ and others working for the Group, inspired in the ethical values by which the Company has always been governed, its main priority being the utmost safety and efficiency of its products.

The management of all the companies in the Group must annually read and accept the contents of the Ethical Code.

Failure to comply with any of the ethical principles of the Company shall be grounds for dismissal.

Any possible breaches of both the Code of Conduct and the Ethical Code shall be made known to the Audit Committee for this to analyze them and where applicable apply corrective measures or penalties.

Channel for reporting allegations, to enable informing the Audit Committee of any financial and accounting irregularities, as well as any possible breaches of the code of conduct and irregular activities in the organization, informing where applicable if this is of confidential nature.

The Company has two (*) channels for reporting allegations which enable ethical concerns to be brought up, reporting any conduct going against the Code of Conduct, the policies or procedures of the Company or the law, confidentially and anonymously. These are currently available in Spain and the United States, in English and Spanish, and it is intended to implement them in the short term in the other countries in which the Company is present. For the other countries in which the Company has offices, there is an internal communication channel to report any behavior breaching the Code of Conduct.

The channels for allegations are managed by different external suppliers who classify such allegations in accordance with their nature. Internal Audit Management regularly reports to the Audit Committee to inform of the reception of allegations and of the results of any investigations and measures adopted.

(*) As a result of purchasing Talecris, as of 31st December 2011 the Group has two channels for reporting allegations with different spheres of application. They are intended to be unified in 2012.

Training and regular updating programs for staff involved in preparing and reviewing financial information, as well as in the evaluation of the ICFR, covering at least accounting rules, audits, internal control and risk management.

It is the responsibility of Finance Management and of the Corporate Accounting and Reporting function, which reports to the former, to ensure that all the staff involved in preparing the Group’s financial statements are properly trained and given annual refresher courses in International Financial Reporting Standards and on principles of internal control of financial information. In 2011 this staff attended the annual updating seminar in the aforementioned subjects, given by an external supplier, and it regularly receives different publications to which the Company subscribes, giving updated information on the development of the business and regulation setting for the activities carried out by the Group and on the International Financial Reporting Standards and internal control.

Apart from this the Company has for the first time been subject to the compliance of the United States “Sarbanes-Oxley” Act as from 31st December 2011. As part of the process for adapting the internal control model on financial information to the requirements of the law, training sessions have been held intended for those in charge of business processes, dealing with internal control processes and their obligations in this respect.

6.2.	Evaluation of financial information risks

State at least:

6.2.1.	What the main features of the risk identification process are, including those of error or fraud, as to:

Whether the process exists and is documented.

The process for identification of the risks of financial information is documented in the methodological guide for compliance of the United States “Sarbanes-Oxley” Act (Grifols – SOX Methodology – 2011). The document details, amongst other information, the approach applied with regard to the following aspects:

•	Identification of the risks and definition of the scope;

•	Management controls (also known as Entity Level Controls);

•	General controls on the information systems;

•	Documentation of the processes;

•	Strategy of the tests on controls.

Whether the process covers all the objectives for financial information (existence and occurrence; integrity; valuation, presentation, itemization and comparability and rights and obligations), whether this is updated and how often.

Financial information risks can be classified into five categories: integrity, existence and occurrence, valuation, presentation and itemization, and rights and obligations. The aim of the first three is to make sure that the accounts contain accurately booked entries regarding real transactions. The last two are intended to ensure that rights and duties are presented and described properly in financial statements.

In 2011, Internal Audit identified the risks of financial information with the data on the annual closure for the previous year, updating the analysis twice during the year, the last time with data referring to 31st December 2011.

The existence of a process for identifying the consolidation perimeter, taking into account, amongst others, the possible existence of complex company structures, instrumental entities or ones with special purposes.

The Company has a corporate register covering all the Group’s direct and indirect holdings, as well as any entity in which the Group has the ability to exercise control regardless of the legal form through which such control is implemented, thus including both instrumental or special purpose companies, where applicable.

The Company’s consolidation perimeter is determined monthly by the management of Corporate Accounting and Reporting / Consolidation and Reporting, which report to Finance, in accordance with the information from the company register and in accordance with International Accounting Standards and other local accounting rules.

The supervision of the proper demarcation of the consolidation perimeter is the responsibility of the Audit Committee.

Whether the process takes into account the effects of other types of risks (operative, technological, financial, legal, reputational, environmental, etc.) insofar as these affect financial statements.

The process for identification of the Group’s risks stems from the evaluation of the risks of the ledger accounts of the financial statements.

A ledger account is considered to be significant when there is a reasonable possibility of it containing any error which, individually or on accumulation with others, has a material effect on financial statements.

To determine whether an account is significant, the Company considers both quantitative factors (size and composition of the account and volume of transactions performed) and qualitative ones (uniformity and centralization of the transactions, complexity and inherent risk). The operative, technological, financial, legal, reputational, environmental risks, etc., are considered in the qualitative valuation insofar as they affect financial statements.

What governing body of the firm supervises the process.

The process for identifying financial information risks is supervised by the Audit Committee as part of its functions as regards information and internal control systems, as detailed in section F1.1. of this report.

6.3.	Control activities

State, describing its main characteristics, whether there are at least:

6.3.1.	Procedures for review and authorization of financial information and the description of the ICFR to be published on stock markets, stating the persons responsible for these, as well as the documents describing the flows of activities and controls (including any as regards the risk of fraud) of the different types of transactions which could materially affect the financial statements, including the procedure for accounting closure and specific review of judgments, estimations, valuations and relevant projections.

The Company supplies financial information to the stock market quarterly. The information is drawn up and reviewed by the different units forming the Company’s Finance department and requires approval by the Corporate Chief Financial Officer.

The Audit Committee supervises the information issued for the market. It does this based on the conclusions of external auditors about the results of their review of the quarterly financial statements. The Audit Committee finally informs the Board of Directors of its conclusions on financial information, and the latter approves their publication.

The internal control system for the Company’s financial information was adapted in 2011 with the aim of complying with section 404 of the United States “Sarbanes-Oxley” Act.

The starting point of the system are the management controls, also known as Entity Level Controls (hereinafter ELC). These controls operate transversally and are designed to supervise the effectiveness of internal control as a whole.

The Company classifies the ELC identified in accordance with the COSO control framework, which considers the following components:

•	Control environment;

•	Risk assessment;

•	Control activities;

•	Information and communication;

•	Monitoring and learning.

The business processes which have to be documented are identified based on the analysis of the most important transactions. The Company has identified the following business processes grouping all the business of the Group:

•	Closure of financial statements;

•	Purchases and accounts payable;

•	Sales and accounts receivable;

•	R&D;

•	Treasury;

•	Inventory management;

•	Fixed assets;

•	Human resources;

•	Tax.

At the present time the 9 main business processes are divided into 42 sub-processes, adapting to the particular features of the business operations in each country or region.

The following basic components have been identified for each process/sub-process:

•

Control objectives: Control requirements which have to be met in each activity in the process. They are intended to ensure the reliability of the financial information covering the premises of integrity, existence and occurrence, valuation, presentation and itemization, and rights and obligations.

•	Risks: The possibility of an event or action affecting the Group’s capacity to achieve the aims of its financial information, including the risk of fraud.

•

Control: Policies and procedures and other resources established to make sure that the control objectives are achieved in such a way as to enable preventing or detecting any material error in the financial statements and/or any fraudulent activities. Process controls are incorporated in the operations for these.

An independent external assessor has carried out tests to verify the proper operative state of the controls. Any deficiencies identified, where applicable, have been validated with the person in charge of the process, agreeing on the action plans which have been considered necessary.

Those in charge of the processes have confirmed that the risks and controls documented are correct as of 31st December 2011.

6.3.2.	Policies and procedures for internal control over the information systems (amongst others, over secure access, control of changes, operation of these, operative continuity and segregation of functions) which support the concern’s relevant processes as regards the preparation and publication of financial information.

The Company’s global division of Information Technology (IT) is responsible for the information systems of all the companies in the Group in the different areas in which they operate. Part of its functions is the definition and follow-up of security policies and procedures for applications and infrastructures.

The internal control system of the Company identifies the applications and infrastructures supporting the relevant processes with regard to the preparation and publication of the financial information and evaluates the reliability of its general controls.

In the evaluation of the general IT controls, the system covers the following processes:

•	Environmental control and physical access to the data processing centers;

•	Management of identities and access authorizations;

•	Development and implementation of new projects;

•	Evolutionary and corrective changes;

•	Operation and monitoring of systems and applications;

•	Secure configuration of infrastructures according to the best practices established by manufacturers;

•	Safeguarding of information, recovery and continuity plans.

Any weaknesses detected, when compensatory controls mitigating these are not identified, are rectified by means of specific remedial plans.

For information security the Company has a number of policies and procedures which establish and define, amongst others, the following operating principles:

•	Development methodology: covering everything from elicitation of requirements to testing and acceptance by the business unit, with the main aim of ensuring that the systems act as they were defined;

•	Review flows and approval of specifications and documentation of the design of applications, changes to programs and systems as well as the assignation of the accesses to information;

•	Monitoring the availability of systems and applications as well as the integrity of the data exchanged between the relevant applications;

•	Segregation of the functions based on an incompatibility matrix, supervised by those in charge of the different business processes;

•	Recovery plan for the relevant systems at a secondary location;

•	Policy for usage of the information policies.

Management of the security of information and associated technological assets, as well as the responsibility in the field of IT processes for compliance with rules and keeping the privacy of data on customers, employees and donors pertains to the following bodies:

•

IT security committee: Regularly analyzes the different reports on risks, incidents and changes in regulations and puts forward the action plans that it considers fit to protect the information assets and to attain and maintain the required security level.

•

IT Risk Management function: Reporting directly to the IT director, with the main mission of analyzing the risks in the different processes, systems and applications and keeping these at levels accepted by the Company, developing and coordinating the implementation of controls, where necessary.

6.3.3.	Internal control policies and procedures intended to supervise the management of activities subcontracted to third parties, as well as of any aspects of evaluation, calculation or valuation handled by independent experts, which might materially affect financial statements.

The Company requires the suppliers of main services to issue an independent report on their internal control structure in accordance with SAS 70 of the Public Company Accounting Oversight Board (PCAOB) and/or carries out tests on this directly to check the proper operation of controls, particularly the ones that affect the Company’s own internal control.

When the Company uses the services of an independent expert it makes sure of its competence and technical and legal qualification. Qualified staff from the Company review these reports to validate the reasonability of their conclusions.

6.4.	Information and communication

State, pointing out its main features, whether there is at least:

6.4.1.	A specific function with the role of defining and keeping accounting policies updated (accounting policies area or department) and solving any doubts or conflicts stemming from its interpretation, keeping smooth communication with the heads of operations in the organization as well as an updated accounting policies manual made known to the units through which the concern works.

As part of the Finance department there is a unit known as Accounting Policies & Control whose functions are as follows:

•	Defining and keeping the Group’s accounting policies updated;

•	Analyzing any particular transactions performed or envisaged to determine its proper accounting treatment;

•	Analyzing the impact of changes in accounting regulations on the Group’s financial statements;

•	Settling any inquiry about the application of the Group’s accounting policies.

The Group’s accounting policies, based on International Financial Reporting Standards, are described in a manual (“Finance Manual”), which is kept constantly updated and available for all employees through the Company’s Intranet.

6.4.2.	Mechanisms for collecting and drawing up financial information with uniform formats, for application and use by all the units of the concern or group, which support the main financial statements and the notes, as well as any information detailed on the ICFR.

All the companies on the Group report their individual financial statements and the notes or breakdowns required for preparing the consolidated annual accounts to the Consolidation and Reporting unit, forming part of the Finance department.

The information is collected in uniform formats in a computer tool (BI) which uses a single accounts plan. The information in this centralized tool is automatically loaded from the SAP-FI of the Company (transactional implemented at most of the subsidiaries) or manually loaded for companies at which the system is not implemented.

The ICFR is supported on a single IT system administered by Accounting Policies & Internal Control and accessible to all the persons in charge of documented business processes.

6.5.	Supervision of how the system works

State, indicating its main characteristics, at least:

6.5.1.	The work for supervising the ICFR performed by the Audit Committee, as well as if the concern has an Internal Audit function whose competences include providing support for the committee in its task of supervising the internal control system, including the ICFR. Information should also be given on the scope of the evaluation of the ICFR performed in the year and the procedure by means of which the party in charge of executing the evaluation informs of its results, whether the concern has an action plan detailing any possible corrective measures and whether its impact on the financial information has been considered.

The Audit Committee is regularly informed on the internal evaluation of the ICFR, described in section F3.1. of this report. More specifically, Internal Audit reports on the scope of the evaluation, the degree of progress, and where applicable, of any deficiencies detected, on their impact on the financial information and on the action plans established. This similarly identifies and reports, should there be any, any fraud involving managers or employees.

As of 31st December 2011 no material weaknesses have been identified in the review made on the internal control system.

In accordance with the foregoing, the Company management understands that the internal control model for financial information as of 31st December 2011 is effective.

6.5.2.	Whether it has a discussion procedure by means of which the auditor (in accordance with what is established in the Technical Auditing Standards or TAS), the Internal Audit function and other experts can inform the organization’s top management and the audit committee or administrators of any significant weaknesses in internal control identified during the processes for review of annual accounts or any others which they have been assigned. Also state if there is an action plan attempting to correct or mitigate any weaknesses observed.

The Internal Audit function regularly informs top management and the Audit Committee of any significant deficiencies in internal control identified in its reviews as well as the action plans established for mitigating these.

The Group’s auditor has direct access to top management and the Audit Committee, holding regular meetings intended both to obtain the information required for doing its work and to inform of any weaknesses of internal control detected.

In turn, the auditor annually submits a report to the Audit Committee in which it details any internal control deficiencies detected during its work.

6.6.	External auditor’s report

State:

6.6.1.	Whether the information of the ICFR sent to the markets has been submitted for review by the external auditor, in which case the concern should include the relevant report as an Appendix. If this is not done, the grounds for this should be given.

The Company has not requested the external auditor for a review report on the information of the ICFR described in this report since, through being subject to the Sarbanes-Oxley Act, the external auditor will issue the corresponding report on the effectiveness of the internal control system for the financial information, which will be deposited along with the annual financial information at the SEC and published on the corporate web page of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
Name: David I. Bell
Title: Authorized Signatory

Date: March 2, 2012